    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1996



                                                      REGISTRATION NO. 333-07277

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------

                          UROQUEST MEDICAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                          3845                         59-3176454
 (STATE OR OTHER JURISDICTION    (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
              OF                 CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)
INCORPORATION OR ORGANIZATION)

                            ------------------------

                         265 EAST 100 SOUTH, SUITE 220
                        SALT LAKE CITY, UTAH 84111-1616
                                 (801) 322-1554

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                  ERIC B. HALE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          UROQUEST MEDICAL CORPORATION
                         265 EAST 100 SOUTH, SUITE 220
                        SALT LAKE CITY, UTAH 84111-1616
                                 (801) 322-1554
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:


            DAVID R. RUDD, ESQ.                             CRAIG E. DAUCHY, ESQ.
         DAVID G. ANGERBAUER, ESQ.                       MATTHEW B. HEMINGTON, ESQ.
            HOLLAND & HART LLP                               COOLEY GODWARD LLP
     215 SOUTH STATE STREET, SUITE 500             3000 SAND HILL RD., BLDG. 3, SUITE 230
        SALT LAKE CITY, UTAH 84111                    MENLO PARK, CALIFORNIA 94025-7116
              (801) 595-7800                                   (415) 843-5000


                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED OCTOBER 1, 1996


                                3,350,000 SHARES


                                      LOGO

                                  Common Stock


       The 3,350,000 shares of Common Stock, par value $0.001 per share (the "Common Stock"), offered hereby (this "Offering") are being offered by UroQuest Medical Corporation (the "Company"). Prior to this Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $8.00 and $10.00 per share. See "Underwriting" for the factors considered in determining the initial public offering price.



     The Company has been approved for quotation on the Nasdaq National Market ("Nasdaq") under the symbol "UROQ."



     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 6-15.

                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
             CRIMINAL OFFENSE.
                            ------------------------

                                                    UNDERWRITING
                                     PRICE TO      DISCOUNTS AND      PROCEEDS TO
                                      PUBLIC        COMMISSIONS*       COMPANY+
Per Share..........................  $               $                 $
Total++............................  $               $                 $

---------------

* The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


+ Before deducting expenses of this Offering payable by the Company estimated to be $600,000.



++ The Company has granted the Underwriters a 30-day option to purchase up to
   502,500 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the
   total price to public will be $          , the total underwriting discounts
   and commissions will be $          and the total proceeds to the Company will
   be $          . See "Underwriting."

                            ------------------------

     The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of certificates therefor will be made at the offices of Dillon, Read & Co. Inc., New York, New York, on
or about                  , 1996, against payment therefor. The Underwriters
include:


DILLON, READ & CO. INC.                       PRUDENTIAL SECURITIES INCORPORATED


             The date of this Prospectus is                  , 1996

--------------------------------------------------------------------------------

The On-Command Catheter is an investigational device and has not been cleared or approved by the FDA for commercial sale in the United States. The process of obtaining FDA clearance or approval may be lengthy, and there can be no assurance that the On-Command Catheter will be cleared or approved by the FDA.

--------------------------------------------------------------------------------

On-Command(R) is a registered trademark of the Company. This Prospectus also includes trademarks of companies other than the Company.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Financial Statements and notes thereto appearing elsewhere in this Prospectus, including the information under "Risk Factors." Except as set forth in the Financial Statements or as otherwise indicated, all information in this Prospectus (i) assumes the Underwriters' over-allotment option is not exercised, (ii) assumes the Company's reincorporation in the State of Delaware (the "Reincorporation"), which will be completed prior to the closing of this Offering, (iii) assumes a 1-for-3.5 reverse stock split of the outstanding shares of Common Stock and Preferred Stock of the Company and that the conversion of all outstanding shares of Non-Voting Common Stock into Common Stock will be effected in connection with the Reincorporation, (iv) assumes the filing of the Company's Restated Certificate of Incorporation, authorizing a class of 16,000,000 shares of undesignated Preferred Stock, which will be effective upon the closing of this Offering, (v) gives effect to the conversion of all outstanding shares of Preferred Stock into Common Stock upon the closing of this Offering, (vi) assumes the exercise of warrants to purchase a total of 1,428,571 shares of Common Stock by certain of the Company's stockholders upon the closing of this Offering, and (vii) assumes consummation of the proposed acquisition of BMT, Inc. upon the closing of this Offering. See "Description of Capital Stock," "Capitalization," "Underwriting" and "Acquisition of BMT."


     This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors discussed under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY


     UroQuest Medical Corporation (the "Company") was formed to design, develop and market advanced products for the management and diagnosis of both male and female urological disorders. The Company's principal product, the On-Command Catheter, is an endourethral (inside the urethra) catheter incorporating a proprietary anchoring system and a proprietary patient controlled, magnetically activated valve used to regulate urine flow. The On-Command Catheter is designed to enable persons with either urinary incontinence or urinary retention to manage their condition without the restricted mobility, medical complications, discomfort and embarrassment generally associated with many of the existing management alternatives, including intermittent, Foley, external and suprapubic catheters, diapers and absorbents, and penile clamps. Clinical trials of the On-Command Catheter have demonstrated the utility of the device in managing male urinary outflow disorders. The results of the clinical trials showed an overall symptomatic urinary tract infection rate of less than 3% for all device insertions during the trials. This rate is significantly lower than the rate of infection generally associated with the use of Foley catheters. Of the patients included in the trials, approximately 90% found the Male On-Command Catheter maintained continence and was comfortable to wear and easy to use.



     Urinary outflow dysfunction, or voiding disorders, affects at least 13 million people in the United States, including approximately three million men and ten million women. The Company believes the incidence of urinary outflow dysfunction in other developed countries is also significant. Urinary outflow dysfunction is a problem that affects a large number of both institutionalized (nursing home and hospital care) and community-dwelling individuals, and can be characterized as either incontinence or retention. Urinary incontinence is the inability to control one's urinary function, leading to frequent involuntary urine leakage from the bladder. Urinary retention is the inability to voluntarily and spontaneously empty one's bladder, preventing urine flow even though the bladder continues to fill. More than 50% of the estimated 1.5 million nursing home patients have voiding disorders. Additionally, in contrast to the widely-held notion that voiding disorders are primarily a problem of the institutionalized elderly, a 1986 National Institute on Aging study indicated that 30% of the estimated 40 million community-dwelling population between the ages of 60 to 84 also suffer from some form of urinary outflow dysfunction.

     The cost associated with the treatment and management of voiding disorders is estimated to exceed $16 billion annually in the United States alone. Despite the development of new treatment options, a recent survey conducted by the National Association for Continence indicated that approximately 56% of treatments for urinary outflow dysfunction produced no improvement or made the patients' conditions worse. Therefore, the majority of sufferers must live with the numerous problems associated with these disorders and seek acceptable management modalities for their symptoms.



     Clinical trials of the Male On-Command Catheter have been conducted at eight sites in the United States under an Investigational Device Exemption ("IDE") application approved by the United States Food and Drug Administration (the "FDA"). Through August 31, 1996, 70 patients had received a total of 223 male devices, with indwelling periods ranging from three days to 64 days, with an average indwelling period of 25 days per device insertion. The longest trial period on any patient was 32 months, with the patient receiving a total of 30 device insertions. The results, while promising, are preliminary and additional clinical testing is required before any definitive conclusions can be reached concerning the general use of the On-Command Catheter. Consequently, the Company is preparing to conduct a controlled, randomized clinical study under an approved IDE application at three sites that have received Institutional Review Board ("IRB") approval. The predicate device to be used in connection with the study is the Foley catheter. The Company expects to complete the study, which has a targeted enrollment of 60 male patients, in the first quarter of 1997. An IDE application for the Female On-Command Catheter was approved in March 1996 and the Company has obtained IRB approval at two investigational sites and is conducting a non-randomized pilot evaluation prior to initiating a controlled, randomized study.



     The Company expects to initiate clinical evaluation of the Male On-Command Catheter in Europe pursuant to an arrangement with B. Braun Biotrol S.A. ("Braun"), a Europe-based multinational medical device company. Braun plans to conduct the evaluation and to prepare the necessary regulatory filings in 16 European countries. The clinical evaluation of the Male On-Command Catheter in Europe is expected to begin by the end of 1996 at a total of six investigational sites in France, Germany and Spain.



     The Company intends to market the On-Command Catheter directly in the United States to physicians and their patients while using marketing collaborations for institutional and international markets. Medical association estimates indicate that there are approximately 9,000 urologists and uro-gynecologists in the United States whom the Company expects to address with a relatively small direct sales force consisting of approximately 20 individuals by the year 1999. The Company anticipates that the On-Command Catheter will be marketed internationally through Braun and other marketing partners and distributors following required clinical testing and necessary regulatory approval.



     In June 1996, the Company entered into a definitive agreement to acquire BMT, Inc. and its wholly owned subsidiary, Bivona, Inc. (collectively, "BMT"). BMT designs, develops, manufactures and markets a line of proprietary silicone medical device products as well as provides engineering design, development and manufacturing services for silicone products on an OEM basis for other medical device companies. BMT is one of a limited number of specialty manufacturers of silicone catheters in the United States. BMT has been a contract manufacturer for the Company since June 1994 and has manufactured approximately 2,100 Male On-Command Catheters. The acquisition will be effected through a merger of BMT with and into an acquisition subsidiary of the Company pursuant to which shareholders of BMT will receive, in the aggregate, a combination of $10 million cash and 2,500,000 newly issued shares of Common Stock. The acquisition will enable the Company to control its own production source while providing necessary capacity and flexibility in the manufacturing process. The product development and production expertise of BMT is also anticipated to be utilized by the Company to develop additional On-Command Catheter products and other new devices related to the management and diagnosis of urological disorders.

                                  RISK FACTORS


     An investment in the shares of Common Stock offered hereby involves a high degree of risk, including risks associated with the lack of regulatory approval and limited clinical data, dependence upon the On-Command Catheter, uncertainty of market acceptance, limited operating history, history of losses and expectation of future losses, risks associated with the acquisition of BMT, government regulation, lack of marketing and sales experience, manufacturing risks and other factors. Prospective investors should refer to "Risk Factors" set forth on pages 6 to 15.



     The Company will not be able to market the On-Command Catheter in the United States unless and until it obtains clearance or approval from the FDA. There can be no assurance that the Company will obtain FDA clearance or approval for the On-Command Catheter on a timely basis, if at all.


                                  THE OFFERING


Common Stock offered by the Company.....................................   3,350,000 shares
Common Stock to be outstanding after this Offering......................   11,818,626 shares(1)
Use of proceeds.........................................................   To fund the acquisition of BMT,
                                                                           clinical trials, marketing and
                                                                           sales, research and development,
                                                                           and for working capital and general
                                                                           corporate purposes
Nasdaq National Market symbol...........................................   UROQ


                             SUMMARY FINANCIAL DATA


                                                                                                                PRO FORMA
                                                         ACTUAL                                             AS ADJUSTED(2)(3)
                   ----------------------------------------------------------------------------------   -------------------------
                     PERIOD FROM                                                 SIX MONTHS ENDED                     SIX MONTHS
                      INCEPTION             YEAR ENDED DECEMBER 31,                  JUNE 30,           YEAR ENDED    ENDED JUNE
                   (APRIL 8, 1992)   --------------------------------------   -----------------------    DEC. 31,         30,
                   TO DEC. 31,1992      1993         1994          1995          1995         1996         1995          1996
                   ---------------   ----------   -----------   -----------   ----------   ----------   -----------   -----------
CONSOLIDATED STATEMENTS OF
 OPERATIONS DATA:
 Net sales.........   $        --    $      979   $     2,801   $        --   $       --   $       --   $14,257,413   $ 7,483,367
 Cost of sales.....            --           832         2,381            --           --           --     7,634,708     4,156,655
                   ---------------   ----------   -----------   -----------   ----------   ----------   -----------   -----------
 Gross profit......            --           147           420            --           --           --     6,622,705     3,326,712
 Research and
   development.....            --       120,531       431,295     1,106,631      436,879      550,535     2,092,896     1,081,120
 General and
  administrative...        11,234       156,647       483,399       397,523      202,835      225,016     2,050,720     1,133,131
 Sales and
   marketing.......            --        38,392        30,257        46,262        3,589       52,667     1,739,143       744,276
 Amortization of
   goodwill........            --            --            --            --           --           --       794,600       397,300
                   ---------------   ----------   -----------   -----------   ----------   ----------   -----------   -----------
 Operating loss....       (11,234)     (315,423)     (944,531)   (1,550,416)    (643,303)    (828,218)       54,654        29,115
 Other income
   (expense),
   net.............            --            --      (260,663)       36,669       16,963       (6,848)     (278,479)     (143,637)
                   ---------------   ----------   -----------   -----------   ----------   ----------   -----------   -----------
 Net loss..........   $   (11,234)   $ (315,423)  $(1,205,194)  $(1,513,747)  $ (626,340)  $ (835,066)  $  (333,133)  $  (172,752)
                   ================= ============ ============= ============= ============ ============ ============= =============
 Pro forma net loss
   per share(4)....                                                  $(0.36)                   $(0.18)       $(0.03)       $(0.01)
                                                                =============              ============ ============= =============
 Shares used in
   computing pro
   forma net loss
   per share(4)....                                               4,194,506                 4,562,476    11,473,077    11,841,047
                                                                =============              ============ ============= =============



                                                                                                          JUNE 30, 1996
                                                                                                ---------------------------------
                                                                                                PRO FORMA(2)      AS ADJUSTED(3)
                                                                                                -------------     ---------------
CONSOLIDATED BALANCE SHEET DATA:
 Cash and cash equivalents..................................................................     $ 5,268,543        $22,318,043
 Working capital............................................................................      (1,260,916)        26,178,584
 Total assets...............................................................................      32,442,539         49,492,039
 Long-term debt, excluding current portion..................................................       2,027,223          2,027,223
 Deficit accumulated during development stage...............................................      (4,663,664)        (4,663,664)
 Stockholders' equity.......................................................................      18,178,058         45,617,558


---------------

(1) Excludes 20,935 shares of Common Stock reserved for issuance pursuant to outstanding warrants and 1,055,674 shares of Common Stock reserved for issuance pursuant to outstanding stock options as of June 30, 1996. Also excludes a total of 482,963 shares of Common Stock reserved for future issuance under the Company's 1994 Stock Option Plan and 1996 Employee Stock Purchase Plan. See Note 5 of Notes to Consolidated Financial Statements of UroQuest Medical Corporation, "Management -- Stock Plans" and "Description of Capital Stock."



(2) Reflects the pro forma combination of the Company and BMT as if the acquisition of BMT had occurred at the beginning of each of the periods presented for consolidated statements of operations data and as of June 30, 1996 for consolidated balance sheet data and gives effect to each of the events that will occur upon or prior to the closing of this Offering.



(3) Adjusted to give effect to the receipt of the net proceeds from the sale of the 3,350,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $9.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company).


(4) See Note 1 of Notes to Consolidated Financial Statements of UroQuest Medical Corporation for information concerning the computation of pro forma net loss per share and shares used in computing pro forma net loss per share.

                                  RISK FACTORS

     The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby.

LACK OF REGULATORY APPROVAL AND LIMITED CLINICAL DATA


     The Company's principal product, the On-Command Catheter, is an investigational device that has not been cleared or approved by the FDA or foreign regulatory authorities and will not be available for commercial distribution in the United States or internationally unless and until such clearance or approval is obtained. The Male On-Command Catheter is currently in clinical testing in the United States with respect to single use insertions of up to 30 days. Clinical data obtained to date is limited. The Company is preparing to conduct a controlled, randomized clinical study of the Male On-Command Catheter. There can be no assurance that the FDA will determine that the data derived from the clinical study will support the safety and efficacy of the device. Clinical testing of the Female On-Command Catheter has only recently been initiated. If either the Male or Female On-Command Catheter does not prove to be safe and effective in clinical testing to the satisfaction of the FDA or foreign regulatory authorities, the Company will not be able to market or commercialize the On-Command Catheter in the United States or abroad. Furthermore, clearance or approval for single use insertions of the On-Command Catheter, if obtained, does not mean that use of successive device insertions will be approved. There can be no assurance that either single use or successive insertion use of the On-Command Catheter will prove to be safe and effective in the United States or international clinical testing, or that FDA or foreign regulatory clearance or approval will be obtained on a timely basis, if at all. In addition, the clinical testing may identify technical, manufacturing, design or other obstacles that can delay completion of such testing, as was experienced in early clinical trials of the Male On-Command Catheter. If the On-Command Catheter does not prove to be safe and effective in clinical testing or if the Company is otherwise unable to obtain necessary regulatory approval, the Company's business, financial condition and results of operations will be materially adversely affected. See "Business -- The On-Command Solution for Managing Incontinence and Retention, -- Clinical Trials, and -- Government Regulation."


DEPENDENCE UPON THE ON-COMMAND CATHETER


     The Company expects to derive a substantial majority of its future revenues from sales of the On-Command Catheter. Although the operations of BMT are expected to be the sole source of revenues in the short-term, the Company's long-term revenues and future success are substantially dependent upon its ability to market and commercialize the On-Command Catheter in the United States and abroad. Although the Company markets a line of proprietary medical device products through BMT, there can be no assurance that such products will receive continued market acceptance or generate significant sales. Furthermore, even though the Company is in the process of developing new products in addition to the On-Command Catheter, there can be no assurance that such development efforts will be successful or that any resulting products will achieve market commercialization. The life cycle of the On-Command Catheter is difficult to estimate, particularly in light of current and future technological developments, competition and other factors. The failure of the Company to successfully commercialize the On-Command Catheter or to realize significant revenues therefrom would have a material adverse effect on the business, financial condition and results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- The On-Command Solution for Managing Incontinence and Retention, and -- Clinical Trials."


UNCERTAINTY OF MARKET ACCEPTANCE


     The On-Command Catheter represents a new management modality for urinary outflow dysfunction, and there can be no assurance that the On-Command Catheter will gain any significant degree of market acceptance among physicians, health care payers or patients, even if necessary domestic or international regulatory and reimbursement approvals are obtained. The Company believes that recommendations of the On-Command Catheter by physicians will be essential for market acceptance of the On-Command Catheter, and there can be no assurance that any such recommendations will be obtained. Broad use of the On-Command Catheter will require the training of numerous physicians, and the time required to complete such training could result in a delay or dampening of market acceptance. Moreover, health care payers' approval of reimbursement for the On-Command Catheter will be an important factor in establishing market acceptance. Patient acceptance of the device will depend on many factors, including physician recommendations, the degree, rate and severity of potential complications, the cost and benefits compared to competing products, lifestyle implications, available reimbursement and other considerations. Failure of the On-Command Catheter to achieve substantial market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Marketing and Sales, and -- Third Party Reimbursement."


LIMITED OPERATING HISTORY; HISTORY OF LOSSES AND EXPECTATION OF FUTURE LOSSES


     The Company has a limited history of operations. Since its inception in April 1992, the Company has been primarily engaged in research and development of the On-Command Catheter. The Company has experienced substantial operating losses since inception and, as of June 30, 1996, had an accumulated deficit of $3,880,664. The Company expects its operating losses to continue for at least the next two years as it continues to expend substantial resources in funding clinical trials in support of regulatory and reimbursement approvals, expansion of marketing and sales activities, and research and development. There can be no assurance that the Company will achieve or sustain profitability in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



RISKS ASSOCIATED WITH BMT ACQUISITION



     The acquisition of BMT will result in the existing shareholders of BMT owning approximately 21.2% of the Company and constitutes the Company's first acquisition of another business. BMT's operations are significantly different in many respects from the Company's current operations, and the acquisition may result in a number of unforeseen difficulties and problems that could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the anticipated benefits of the acquisition will be realized. Moreover, the acquisition could have the effect of disrupting the current business and operations of BMT by adversely affecting material relationships with significant customers and others, including principal suppliers and key employees. In particular, approximately 40% of BMT's net sales during 1995 and the first half of 1996 were derived from its manufacture of OEM medical device products. BMT maintains no long-term OEM customer contracts and, during 1995 and the first half of 1996, BMT derived approximately 20% of its net sales from one such customer. Although BMT intends to continue developing its OEM business, there can be no assurance that BMT will be successful in its efforts or that its OEM customers will react favorably to the acquisition. The acquisition of BMT could also redirect significant management attention and other resources that would otherwise be devoted to the ongoing development of the On-Command Catheter. Accordingly, the acquisition could have a material adverse effect on the Company's business, financial condition and results of operations. See "Acquisition of BMT," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- BMT."


GOVERNMENT REGULATION


     The Company's products, including the On-Command Catheter, will be subject to pervasive and continuing regulation by the FDA. Pursuant to the Federal Food, Drug and Cosmetic Act (the "FDC Act"), the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices in the United States. Prior to commercialization in the United States, a medical device generally must receive FDA clearance or approval, which can be an expensive, lengthy and uncertain process. Regulatory agencies in various foreign countries in which the Company's products may be sold may impose additional or varying regulatory requirements. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution. The FDA also has authority to request recall, repair, replacement or refund of the cost of any device manufactured or distributed by the Company.



     Companies desiring to market a new medical device generally must obtain either a premarket notification clearance under Section 510(k) of the FDC Act ("510(k)") or a premarket approval ("PMA") prior to the introduction of such medical device into the market. In addition, changes to a medical device that significantly affect the safety or efficacy of the device are also subject to FDA review and clearance or approval. Although generally believed to be a shorter, less costly regulatory path than a PMA, the process of obtaining a 510(k) clearance generally requires the submission of supporting data, which may include data from clinical trials of the device. The time period required to assemble and compile this data can be extensive and can extend the regulatory process for a considerable length of time. The PMA process can take several years or longer from initial filing and requires the submission of extensive clinical data and supporting information.



     The FDA has approved IDEs for both the Male On-Command Catheter and the Female On-Command Catheter. The Company has obtained IRB approval and is conducting non-randomized pilot evaluations of both devices prior to initiating controlled, randomized studies. There can be no assurance that the FDA will determine that the data derived from these studies will support the safety and efficacy of the devices or warrant the continuation of clinical studies.



     The Company currently does not expect to submit a 510(k) notification for the Male On-Command Catheter for single use insertion of up to 30 days until the first quarter of 1997 or for the Female On-Command Catheter for single use insertion until mid-1997, at the earliest. There can be no assurance that a 510(k) notification for either the Male On-Command Catheter or Female On-Command Catheter will be submitted in these time frames, nor can there be any assurance that clearance will be obtained for single use insertion, or that subsequent clearance for successive insertion use will be obtained. Any failure to obtain, or delay in obtaining, such clearances would have a material adverse effect on the Company's business, financial condition and results of operations. There also can be no assurance that the FDA will not require a PMA for either the Male On-Command Catheter or the Female On-Command Catheter. The Company is aware of at least one instance in which the FDA initially advised the sponsor of a urological device for women with incontinence that 510(k) clearance would be the appropriate regulatory path to market but subsequently required the sponsor to seek PMA approval.


     Regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed. FDA enforcement policy strictly prohibits the marketing of approved medical devices for unapproved uses. The Company will be required to adhere to applicable FDA regulations regarding Good Manufacturing Practices ("GMP") and similar regulations in other countries, which include testing, control, and documentation requirements, and with Medical Device Reporting ("MDR") requirements. Ongoing compliance with GMP and other applicable regulatory requirements will be monitored through periodic inspections by state and federal agencies, including the FDA, and by comparable agencies in other countries. In addition, changes in existing regulations or adoption of new governmental regulations or policies could prevent or delay regulatory approval of the Company's products.

     Sales of medical devices outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. The time necessary to obtain approval for sales in foreign countries may be longer or shorter than that required for FDA approval, and requirements may differ from FDA requirements. The Company expects to initiate clinical evaluation of the Male On-Command Catheter in Europe pursuant to an arrangement with Braun. Braun will be responsible for management of the evaluation and obtaining regulatory approval for the On-Command Catheter, and such approval will therefore be outside the Company's control. Moreover, the success of such evaluation in Europe will be dependent, in large part, on Braun's capabilities and performance. Some countries in which the Company intends to sell devices through distributors (for example, France, Germany and Spain) either do not currently regulate medical devices such as the On-Command Catheter or have minimal registration requirements. However, these countries may develop more extensive regulations in the future that could impact the Company's ability to market the On-Command Catheter.



     There can be no assurance that the Company will be able to obtain 510(k) clearance or, if required, PMA approval to market the On-Command Catheter or other products in the United States for their intended uses on a timely basis or at all, and delays in receipt of or failure to receive such clearances or approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.



     BMT, as a developer and manufacturer of Class I and Class II medical devices, is also subject to all of the foregoing regulatory requirements of the FDA. BMT is registered with the FDA and is a manufacturer, distributor, initial importer, repackager and relabeler of medical devices. Among its activities, BMT markets a range of proprietary and OEM products, most of which were required to receive 510(k) clearance. BMT has made modifications to one or more of its cleared proprietary devices that BMT believes do not require the submission of new 510(k) notices. There can be no assurance, however, that the FDA would agree with any of BMT's determinations not to submit a new 510(k) notice for any of these changes or would not require BMT to submit a new 510(k) notice for any of the changes made to BMT's devices. If the FDA requires BMT to submit a new 510(k) notice for any device modification, BMT may be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA. See
"Business -- Clinical Trials, and -- Government Regulation."


LACK OF MARKETING AND SALES EXPERIENCE


     To date, the Company has not sold any On-Command Catheter products. Although the Company intends to market the On-Command Catheter in the United States through a direct sales force, if and when necessary regulatory approvals are obtained, the Company currently does not employ any marketing or sales employees for the On-Command Catheter. In addition, the Company intends to market the On-Command Catheter internationally through independent foreign distribution arrangements, none of which are currently in place. There can be no assurance that the Company can attract and retain its own qualified marketing and sales personnel, establish acceptable international arrangements or otherwise design and implement an effective marketing and sales strategy for the On-Command Catheter. See "Business -- Marketing and Sales."


MANUFACTURING RISKS


     Through BMT, the Company has only manufactured the On-Command Catheter in limited quantities for clinical testing purposes. Although BMT has extensive experience in manufacturing custom silicone products, including urological catheters, the Company, including BMT, does not have experience in manufacturing the On-Command Catheter in commercial quantities. The Company may encounter difficulties, delays and significant expenses in scaling up production of the On-Command Catheter, including potential problems involving production yields, quality control, component supply and shortages of qualified personnel. The Company may also experience higher than expected manufacturing costs that could prevent the Company from selling the On-Command Catheter at a commercially reasonable price. There can be no assurance that difficulties or unfavorable costs will not be encountered in mass-production of the On-Command Catheter and, in such an event, these difficulties or costs could result in a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

RELIANCE ON PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY


     The Company's ability to compete effectively will depend, in part, on its ability to develop and maintain proprietary aspects of its technology. The Company holds ten United States patents, eight of which relate to the On-Command Catheter, and numerous foreign patents, and has five United States patent applications and various foreign patent applications pending. Through BMT, the Company holds an additional fifteen United States patents and nine foreign patents. There can be no assurance that the Company's issued patents, or any patents which may be issued as a result of the Company's applications, will offer any degree of protection. Moreover, there can be no assurance that any of the Company's patents or patent applications will not be challenged, invalidated or circumvented in the future. In addition, there can be no assurance that competitors, many of which have substantial resources and have made significant investments in competing technologies, will not seek to apply for and obtain patents that may prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or internationally.



     In addition to patents, the Company relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through proprietary information agreements with employees, certain of its consultants and other parties. The Company's proprietary information agreements with its employees and consultants contain provisions requiring such individuals to assign to the Company without additional consideration any inventions conceived or reduced to practice by them while employed or retained by the Company, subject to customary exceptions. There can be no assurance that proprietary information agreements with employees, consultants and others will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. The Company also seeks to protect its trademarks through registration. There can be no assurance, however, that registration of such marks will provide any significant protection. See "Business -- Patents and Proprietary Rights."


COMPETITION AND TECHNOLOGICAL ADVANCES


     Competition in the market for treatment and management of urological disorders is intense and is expected to increase. The Company believes its principal competition will come from existing incontinence management modalities, such as adult diapers and absorbents. The market for adult absorbents is currently dominated by companies such as Kimberly-Clark Corporation, Procter & Gamble Company and Johnson & Johnson Co. The Company also expects to face significant competition from other domestic and international companies that are developing similar and other products and technologies for the management of incontinence. Most of the Company's competitors and potential competitors have significantly greater financial, technical, research, manufacturing, marketing, sales, distribution and other resources than the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective or commercially attractive than any which may be offered by the Company, or that such competitors will not succeed in obtaining regulatory approval, introducing or commercializing any such products prior to the Company. Such developments could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Competition, and -- BMT."


UNCERTAINTY RELATING TO THIRD-PARTY REIMBURSEMENT


     In the United States and in foreign countries, third-party reimbursement is generally available for medical devices such as intermittent, Foley, external and suprapubic catheters for the management of urinary outflow dysfunction, including incontinence and retention. Products such as diapers and absorbents that are widely used for incontinence management generally do not receive third-party reimbursement and are paid for by the patient. The Company believes, based on the availability of third-party reimbursement for certain other medical devices, that the On-Command Catheter will generally be eligible for coverage by third-party reimbursement programs. There can be no assurance, however, that such reimbursement will be available. The Company is unable to determine whether the On-

Command Catheter reimbursement amount, if any, will be sufficient to cover the cost of the product. If third-party reimbursement is unavailable, consumers will have to pay for the On-Command Catheter themselves, resulting in greater relative out-of-pocket costs for the device as compared to surgical procedures and other management options for which third-party reimbursement is available. The Company does not expect that third-party reimbursement will be available, if at all, unless and until FDA and foreign regulatory approval is received. After such time, if ever, as applicable regulatory approval is received, third-party reimbursement for the On-Command Catheter will be dependent upon decisions by the Health Care Financing Administration for Medicare in the United States and similar authorities abroad, as well as by private insurers and other payers.


     Changes in the availability of third-party reimbursement for the On-Command Catheter, for products of the Company's competitors or for surgical procedures may affect the pricing of the On-Command Catheter or the relative cost to the patient. Regardless of the type of reimbursement system, the Company believes that physician advocacy of the On-Command Catheter will be required to obtain reimbursement. There can be no assurance that reimbursement for the Company's products will be available in the United States or in international markets under either governmental or private reimbursement systems, or that physicians will support the On-Command Catheter. Failure to obtain such reimbursement may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Third-Party Reimbursement."



FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING



     The Company's capital requirements depend on numerous factors, including the extent to which the On-Command Catheter and other products gain market acceptance, actions relating to regulatory and reimbursement matters, progress of clinical trials, the effect of competitive products, the cost and effect of future marketing programs, the resources the Company devotes to manufacturing and developing its products, the success of BMT's operations, general economic conditions and various other factors. The timing and amount of such capital requirements cannot adequately be predicted. Consequently, although the Company believes that the net proceeds from this Offering, together with existing borrowings and cash anticipated to be generated from BMT's operations, will provide adequate funding for its capital requirements in the foreseeable future, there can be no assurance that the Company will not require additional funding or that such additional funding, if needed, will be available on terms satisfactory to the Company, if at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve significant restrictive covenants. Failure to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


DEPENDENCE UPON KEY EMPLOYEES


     The Company is dependent upon a number of key management and technical personnel. The loss of the services of one or more key employees would have a material adverse effect on the Company. The Company's ability to manage its transition to commercial-scale operations, and hence its success, will depend in large part on the efforts of these individuals. The Company's success will also depend on its ability to attract and retain additional highly qualified management and technical personnel. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. See "Business -- Employees" and "Management."


INTELLECTUAL PROPERTY LITIGATION RISKS


     The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. The Company is aware of patents held by other participants in the urological disorder management market, and there can be no assurance that the Company will not in the future become subject to patent infringement claims and litigation or interference proceedings before the United States Patent and Trademark Office (the "PTO"). The defense and prosecution of intellectual property suits, PTO interference proceedings and related legal and administrative proceedings are both costly and time consuming. Litigation may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of others.

     Any litigation or interference proceedings would result in substantial expense to the Company and significant diversion of attention by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents and Proprietary Rights."

INTERNATIONAL SALES RISKS


     The Company plans to sell the On-Command Catheter and other products both in the United States and in foreign markets. Any international sales are expected to be made through independent foreign distributors and involve a number of inherent risks. Consequently, there can be no assurance that the Company will be able to achieve significant sales of the On-Command Catheter or other products in any foreign market. International sales may be adversely affected by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, distributor difficulties, communications problems, fluctuations in foreign currency rates, foreign competition and other factors. Any one or more of these factors could limit the Company's international sales and have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Marketing and Sales."


PRODUCT LIABILITY RISK; PRODUCT RECALL RISK; NO INSURANCE COVERAGE


     The manufacture and sale of medical devices entails significant product liability and recall risks. A recent United States Supreme Court decision held that product liability may exist despite FDA approval and future court decisions may also affect the Company's risk of product liability. Although the Company intends to obtain product liability insurance covering the On-Command Catheter prior to commercialization, it does not currently have such insurance which may be expensive and may not be available on acceptable terms, if at all. Although BMT maintains product liability insurance with respect to its products, the Company does not maintain product liability insurance for products that are in clinical trials or otherwise in the development stage. A successful product liability claim or series of claims brought against the Company that are not covered by insurance or are in excess of BMT's insurance coverage with respect to BMT's products could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that product recalls, which could have a material adverse effect on the Company's business, financial condition and results of operations, will not occur. See "Business -- Product Liability and Insurance."


UNCERTAINTY RELATED TO HEALTH CARE REFORM


     Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Although Congress has failed to pass comprehensive health care reform legislation to date, the Company anticipates that Congress, state legislatures and the private sector will continue to review and assess alternative health care delivery and payment systems. Potential approaches that have been considered include mandated basic health care benefits, controls on health care spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls and other fundamental changes to the health care delivery system. Legislative debate is expected to continue in the future, and market forces are expected to demand reduced costs. The Company cannot predict what impact the adoption of any federal or state health care reform measures, future private sector reform or market forces may have on its business.


DEPENDENCE UPON KEY SUPPLIERS



     BMT purchases certain of the components used to manufacture the On-Command Catheter from several single source suppliers, with whom BMT has no long-term agreements. Any interruptions or delays associated with any component shortages, particularly as the Company scales up its manufacturing activities in support of commercial sales of the On-Command Catheter, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."



UNCERTAINTY OF BMT OPERATIONS



     Although the business operations of BMT have continued since 1971, there can be no assurance that BMT's revenues, cash flow or current profitability and growth rate will continue in the future. Furthermore, BMT is subject to general business risks associated with operations of its size and, in particular, to the same risks faced by other companies that manufacture and market medical device products. Because virtually all of BMT's proprietary and OEM products incorporate silicone components, any cost increase or other negative development associated with this material could adversely affect its business, financial condition and results of operations. BMT has faced two labor union election contests in the past six years and may face additional elections in the future. In the event BMT becomes subject to a collective bargaining agreement, it may experience increased labor and related costs that could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Employees, and -- BMT."



ENVIRONMENTAL RISKS



     Through BMT, the Company utilizes many raw materials in the manufacturing process that are subject to various environmental laws and regulations. Proper disposal of waste including metals and chemicals used in the manufacturing process is a major consideration for medical device manufacturers. In the event of a violation of environmental laws, the Company could be held liable for damages and for the costs of remedial actions and could also be subject to revocation of permits necessary to conduct its business. Any such revocations could require the Company to cease or limit production at its facilities, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is also subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Changes or restrictions on discharge limits, emissions levels, or material storage or handling might require a high level of unplanned capital investment and/or subsequent relocation to another location. There can be no assurance that the Company will be able to comply with the discharge levels mandated or that the costs of complying with such regulations will not require additional capital expenses. Furthermore, there can be no assurance that compliance with such regulations will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

MANAGEMENT'S BROAD DISCRETION IN THE USE OF UNALLOCATED PORTION OF PROCEEDS



     A significant portion of the net proceeds to the Company from this offering are not allocated to any specific purpose. Accordingly, the Company's management will retain broad discretion as to the allocation of a substantial portion of the net proceeds from this offering. Stockholders will not have any advance notice or opportunity to approve the Company's uses of these unallocated proceeds.



CONTINUED CONTROL BY DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATED ENTITIES AFTER OFFERING



     The Company's directors, executive officers and entities affiliated with them will, in the aggregate, beneficially own approximately 56% of the Common Stock following the completion of this Offering. As a result, these stockholders, if acting together, would be able to exert substantial influence over and could possibly control all matters requiring approval by the stockholders of the Company, including the election of directors and mergers or other business combination transactions. In addition, each of Warburg, Pincus Investors, L.P. ("Warburg"), the Company's principal stockholder, and Vertical Fund Associates, L.P. ("Vertical") is entitled to designate, in certain circumstances, three members of the Board of Directors, which may not have more than 11 directors without consent of each such stockholder. In this event, Warburg and Vertical, if acting together, would be able to control the direction, management and policies of the Company. See "Certain Transactions" and "Principal Stockholders."


NO PRIOR PUBLIC TRADING MARKET


     Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The initial public offering price, which was established by negotiations between the Company and the Underwriters, may not be indicative of prices that will prevail in the trading market. In particular, there can be no assurance that the market price will not be below the initial public offering price. See "Underwriting."


POSSIBLE VOLATILITY OF STOCK PRICE


     The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In addition, the market price of the Common Stock is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, FDA and international regulatory actions, actions with respect to reimbursement matters, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by the Company or others, changes in health care policy in the United States and internationally, changes in stock market analyst recommendations regarding the Company, other medical device companies or the medical device industry generally and general market conditions may have a significant effect on the market price of the Common Stock. In addition, it is likely that during future quarterly periods, the Company's results of operations may fluctuate significantly or may fail to meet the expectations of stock market analysts and investors and, in such event, the Company's stock price could be materially adversely affected. In the past, securities class action litigation has often been initiated following periods of volatility in the market price of a company's securities. Such litigation, if brought against the Company, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations.



CERTAIN ANTI-TAKEOVER EFFECTS OF CHARTER, BYLAW AND OTHER PROVISIONS



     Certain provisions of the Company's Certificate of Incorporation and Bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could discourage bids for the Common Stock at a premium over its market price or otherwise limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. The Board of Directors may issue Preferred Stock without any vote or further action by the stockholders, which issuance may have the effect of preventing or delaying a change in control of the Company and may adversely affect the rights of the holders of the Common Stock. See "Description of Capital Stock."



SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS; POTENTIAL ADVERSE EFFECT ON MARKET PRICE



     Sales of Common Stock (including shares issued upon the exercise of outstanding options or warrants) in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon the completion of this Offering, the Company will have 11,818,626 shares of Common Stock outstanding, assuming no exercise of options or warrants after June 30, 1996, of which the 3,350,000 shares offered hereby will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act") unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 8,468,626 shares of Common Stock held by existing stockholders will be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act, and were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144, 144(k) or Rule 701 under the Securities Act. All executive officers, directors and certain stockholders of the Company, holding in aggregate 8,342,465 shares of Common Stock, are subject to lock-up agreements which provide that they will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, directly or indirectly, any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into Common Stock owned by them for a period of 180 days after the date of this Prospectus, without the prior written consent of Dillon, Read & Co. Inc. ("Dillon Read"). Dillon Read may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such lock-up agreements after the initial 180-day period. Upon expiration of the 180-day lock-up agreements, approximately 658,979 shares of Common Stock held by existing stockholders will be eligible for immediate public resale without restriction pursuant to Rule 144(k) or Rule 701, and approximately 2,938,647 shares held by existing stockholders will be eligible for sale subject to the volume limitation and other restrictions of Rule 144. The remaining 4,871,000 shares held by existing stockholders will become eligible for public resale pursuant to Rule 144 upon the expiration of their two-year holding periods. As of June 30, 1996, 1,055,674 shares were subject to outstanding options and 20,935 shares were subject to outstanding warrants. All of these shares are subject to the lock-up agreements described above. Upon expiration of such lock-up agreements, 667,186 shares subject to such options will be vested. Upon expiration of the lock-up agreements referred to above, holders of approximately 5,914,406 shares of Common Stock (including shares issuable upon exercise of certain options and warrants) or their transferees will be entitled to certain registration rights with respect to such shares. If such holders, by exercising such rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price of the Common Stock. See "Description of Capital Stock" and "Shares Eligible for Future Sale."



IMMEDIATE AND SUBSTANTIAL DILUTION


     The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in this Offering will therefore incur immediate and substantial net tangible book value dilution. See "Dilution."


ABSENCE OF DIVIDENDS


     The Company has never paid cash dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY


     The Company was originally incorporated in Florida in April 1992 as Trek Medical Corporation. In June 1994, the Company changed its name to UroQuest Corporation. Prior to the closing of this Offering, the Company intends to reincorporate in the State of Delaware and change its name to "UroQuest Medical Corporation."



     Unless the context otherwise requires, references in this Prospectus to the "Company" refer to UroQuest Medical Corporation and each of its wholly owned subsidiaries, assuming the acquisition of BMT has been consummated. Unless the context otherwise requires, (i) references to "UroQuest" refer only to UroQuest Medical Corporation and UroCath Corporation, its wholly owned subsidiary, and
(ii) references to "BMT" refer to BMT, Inc. and Bivona, Inc., its wholly owned subsidiary. The Company's principal executive offices are located at 265 East 100 South, Suite 220, Salt Lake City, Utah 84111-1616, and its telephone number is (801) 322-1554.


                               ACQUISITION OF BMT


     In June 1996, UroQuest entered into a definitive agreement and plan of merger (the "Agreement") to acquire BMT. BMT designs, develops, manufactures and markets a line of proprietary silicone medical device products as well as provides engineering design, development and manufacturing services for silicone products on an OEM basis for other medical device companies. BMT has been a contract manufacturer for the Company since June 1994 and has manufactured approximately 2,100 Male On-Command Catheters. The business of BMT was commenced in 1971 to develop tracheal and endotracheal tubes for airway management and has expanded to include various other medical device products. The principal facilities and executive offices of BMT are located in Gary, Indiana. See "Business -- BMT."



     In the acquisition, shareholders of BMT will receive, in the aggregate, a combination of $10 million cash and 2,500,000 newly issued shares of Common Stock. Consummation of the acquisition is expected to occur upon the closing of this Offering. For the year ended December 31, 1995, BMT had revenues of $14,257,413 and net income of $1,431,614. For the six months ended June 30, 1996, BMT had revenues of $7,483,367 and net income of $772,814. See the Consolidated Financial Statements of BMT and pro forma financial information set forth elsewhere in this Prospectus.



     The Company believes the acquisition will provide a number of significant benefits. BMT is one of a limited number of specialty manufacturers of silicone catheters in the United States. The acquisition will enable the Company to control its own production source while providing necessary capacity and flexibility in the manufacturing process. The product development and production expertise of BMT is also anticipated to be utilized by the Company to develop additional On-Command Catheter products and other new devices related to the management and diagnosis of urological disorders.



     The ongoing operations of BMT are expected to provide a source of revenues and cash flow while the Company completes its clinical testing and prepares to market the On-Command Catheter. There can be no assurance, however, that such revenues and cash flow or BMT's current profitability and growth rate will continue in the future or that the expected benefits of the acquisition will be realized. Moreover, the acquisition of BMT could have the effect of disrupting the current business and operations of BMT by adversely affecting material relationships with significant customers and others, including principal suppliers and key employees. The acquisition could also redirect significant management attention and other resources that would otherwise be devoted to the ongoing development of the On-Command Catheter. Accordingly, the acquisition could have a material adverse effect on the Company's business, financial condition and results of operations.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 3,350,000 shares of Common Stock offered hereby, at an assumed initial public offering price of $9.00 per share, are estimated to be approximately $27,439,500 ($31,645,425 if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company.



     The Company expects to use approximately $10 million of the net proceeds for the cash portion of the consideration in connection with the acquisition of BMT, $7 million for funding of clinical trials and expansion of marketing and sales activities and approximately $2 million for investment in research and development. The remaining $8.4 million will be used for working capital and general corporate purposes including the repayment of approximately $900,000 of short-term indebtedness. Although the Company may use a portion of the net proceeds for the licensing or acquisition of new products or technologies from third parties, the Company currently has no specific plans or commitments to do so.



     Except for the $10 million to be used in the acquisition of BMT, the amounts set forth above are estimates, and the amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the progress of the Company's clinical trials, actions relating to regulatory and reimbursement matters, and the costs and timing of expansion of marketing and sales activities. Pending such uses, the Company intends to invest the net proceeds of this Offering in short-term, interest-bearing, investment grade securities. See "Risk Factors -- Management's Broad Discretion in the Use of Unallocated Portion of Proceeds," "Acquisition of BMT" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."


                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain any future earnings for funding growth and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The payment by the Company of cash dividends, if any, on its Common Stock in the future is subject to the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors. See "Description of Capital Stock."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of June 30, 1996 (i) on a pro forma basis to give effect to, upon the closing of this Offering, the acquisition of BMT, the exercise of warrants to purchase a total of 1,428,571 shares of Common Stock by certain of the Company's stockholders, the filing of the Company's Restated Certificate of Incorporation, authorizing a class of 16,000,000 shares of undesignated Preferred Stock, the Company's reincorporation in the State of Delaware (including a 1-for-3.5 reverse stock split of the outstanding shares of Common Stock and Preferred Stock and the conversion of all outstanding shares of Non-Voting Common Stock into Common Stock effected in connection therewith), and the conversion of all outstanding shares of Preferred Sock into Common Stock, and (ii) as adjusted to reflect the sale of the 3,350,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, and after application of the estimated net proceeds from this Offering.



                                                                                   JUNE 30, 1996
                                                                            ---------------------------
                                                                             PRO FORMA      AS ADJUSTED
                                                                            -----------     -----------
Long-term debt, excluding current portion.................................  $ 2,027,223     $ 2,027,223
                                                                            -----------     -----------
Stockholders' equity:
  Preferred stock: $0.001 par value; 16,000,000 shares authorized, pro forma and as adjusted; none issued and outstanding, pro forma and as
     adjusted.............................................................  $        --     $        --
  Common stock, $0.001 par value, 31,000,000 shares authorized, pro forma and as adjusted; 8,468,626 shares issued and outstanding pro forma;
     11,818,626 shares issued and outstanding, as adjusted(1).............        8,469          11,819
  Additional paid-in capital..............................................   23,054,329      50,490,479
  Deferred compensation...................................................     (221,076)       (221,076)
  Retained earnings (deficit accumulated during development stage)........   (4,663,664)     (4,663,664)
                                                                            -----------     -----------
          Total stockholders' equity......................................   18,178,058      45,617,558
                                                                            -----------     -----------
            Total capitalization..........................................  $20,205,281     $47,644,781
                                                                            ===========     ===========


---------------


(1) Excludes 20,935 shares of Common Stock reserved for issuance pursuant to outstanding warrants and 1,055,674 shares of Common Stock reserved for issuance pursuant to outstanding stock options as of June 30, 1996. Also excludes a total of 482,963 shares of Common Stock reserved for future issuance under the Company's 1994 Stock Option Plan and 1996 Employee Stock Purchase Plan. See Note 5 of Notes to Consolidated Financial Statements of UroQuest Medical Corporation, "Management -- Stock Plans" and "Description of Capital Stock."

                                    DILUTION


     The pro forma net tangible book value of the Company as of June 30, 1996, after giving effect to the acquisition of BMT and each of the other events that will occur upon or prior to the closing of this Offering, was $2,189,682 or $0.26 per share of Common Stock outstanding. Pro forma net tangible book value per share represents the total amount of the Company's stockholders' equity, less intangible assets, divided by 8,468,626 shares outstanding of Common Stock.



     Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in this Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of this Offering. After giving effect to the sale of 3,350,000 shares of Common Stock in this Offering at an assumed initial public offering price of $9.00 per share and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1996 would have been $29,629,182 or $2.51 per share. This represents an immediate increase in net tangible book value of $2.25 per share to existing stockholders and an immediate dilution in net tangible book value of $6.49 per share to purchasers of Common Stock in this Offering, as illustrated in the following table:



    Public offering price per share.....................................            $9.00
    Pro forma net tangible book value per share before this Offering....  $0.26
    Increase per share attributable to new investors....................   2.25
                                                                          -----
    Pro forma net tangible book value per share after this Offering.....             2.51
                                                                                    -----
    Dilution per share to new investors.................................            $6.49
                                                                                    =====



     The following table sets forth as of June 30, 1996, after giving effect to each of the events that will occur upon or prior to the closing of this Offering, the difference between the existing stockholders and the purchasers of shares in this Offering (at an assumed initial public offering price of $9.00 per share) with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid:



                                               SHARES PURCHASED         TOTAL CONSIDERATION
                                             --------------------     -----------------------    AVERAGE PRICE
                                               NUMBER     PERCENT       AMOUNT        PERCENT      PER SHARE
                                             -----------  -------     -----------     -------    -------------
Existing stockholders(1)(2)...............     8,468,626    71.7%     $31,749,678       51.3%       $  3.75
New investors.............................     3,350,000    28.3       30,150,000       48.7           9.00
                                              ----------   -----      -----------      -----
    Total.................................    11,818,626   100.0%     $61,899,678      100.0%
                                              ==========   =====      ===========      =====


---------------

(1) Excludes 1,076,609 shares of Common Stock issuable upon exercise of stock options and warrants outstanding as of June 30, 1996, at a weighted average price per share of $0.73.



(2) Includes the issuance of 2,500,000 shares of Common Stock for the acquisition of BMT and $5 million from the exercise of warrants to purchase a total of 1,428,571 shares of Common Stock by certain of the Company's stockholders upon the closing of this Offering.

                            SELECTED FINANCIAL DATA


     The following sets forth selected consolidated financial data with respect to UroQuest and BMT on a historical basis and on a pro forma basis giving effect to the acquisition of BMT and each of the other events that will occur prior to or upon the closing of this Offering. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Financial Statements and notes thereto, including the Pro Forma Financial Statements and notes thereto, included elsewhere in this Prospectus.


  UROQUEST -- HISTORICAL


     The financial information set forth below with respect to UroQuest's consolidated statements of operations for each of the years in the three year period ended December 31, 1995 and with respect to UroQuest's consolidated balance sheets at December 31, 1994 and 1995 are derived from consolidated financial statements of UroQuest included elsewhere herein that have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and is qualified by reference to such consolidated financial statements and notes related thereto. The financial information for the six month periods ended June 30, 1995 and 1996, and for the period from inception (April 8, 1992) to June 30, 1996, and as of June 30, 1996 has been derived from UroQuest's unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair presentation of the financial position and results of operations for such periods. The results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the entire year. UroQuest is considered a development stage company as described in Note 1 of Notes to Consolidated Financial Statements of UroQuest.



                        PERIOD FROM                                                          SIX MONTHS             PERIOD FROM
                         INCEPTION                                                             ENDED                 INCEPTION
                      (APRIL 8, 1992)             YEAR ENDED DECEMBER 31,                     JUNE 30,            (APRIL 8, 1992)
                        TO DEC. 31,      -----------------------------------------    ------------------------      TO JUNE 30,
                           1992             1993           1994           1995           1995          1996            1996
                      ---------------    ----------    ------------    -----------    ----------    ----------    ---------------
CONSOLIDATED
  STATEMENTS OF
  OPERATIONS DATA:
  Net sales..........   $        --      $      979    $     2,801     $        --    $       --    $       --      $     3,780
  Cost of sales......            --             832          2,381              --            --            --            3,213
                        -----------      ----------    -----------     -----------    ----------    ----------      -----------
  Gross profit.......            --             147            420              --            --            --              567
  Research and
    development......            --         120,531        431,295       1,106,631       436,879       550,535        2,208,992
  General and
    administrative...        11,234         156,647        483,399         397,523       202,835       225,016        1,273,819
  Sales and
    marketing........            --          38,392         30,257          46,262         3,589        52,667          167,578
                        -----------      ----------    -----------     -----------    ----------    ----------      -----------
  Operating loss.....       (11,234)       (315,423)      (944,531 )    (1,550,416)     (643,303)     (828,218)      (3,649,822)
  Other income
    (expense), net...            --              --       (260,663 )        36,669        16,963        (6,848)        (230,842)
                        -----------      ----------    -----------     -----------    ----------    ----------      -----------
  Net loss...........   $   (11,234)     $ (315,423)   $(1,205,194 )   $(1,513,747)   $ (626,340)   $ (835,066)     $(3,880,664)
                        ===========      ==========    ===========     ===========    ==========    ==========      ===========
  Pro forma net loss
    per share(1).....                                                  $     (0.36)                 $    (0.18)
                                                                       ===========                  ==========
  Shares used in
    computing pro
    forma net loss
    per share(1).....                                                    4,194,506                   4,562,476
                                                                       ===========                  ==========



                                                          AS OF DECEMBER 31,                           AS OF
                                                ---------------------------------------              JUNE 30,
                                                  1993          1994           1995                    1996
                                                ---------    -----------    -----------             -----------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..................   $ 187,422    $   564,097    $ 1,113,594             $   262,145
  Working capital............................      33,491        325,723        463,594                (248,329)
  Total assets...............................     221,581      1,205,273      1,721,027               1,151,448
  Long-term debt, excluding current
    portion..................................          --        552,188             --                      --
  Deficit accumulated during development
    stage....................................    (326,657)    (1,531,851)    (3,045,598)             (3,880,664)
  Total stockholders' equity.................      65,560        412,621      1,047,126                 299,058


---------------
(1) See Note 1 of Notes to Consolidated Financial Statements of UroQuest for information concerning the computation of pro forma net loss per share and shares used in computing pro forma net loss per share.

  BMT -- HISTORICAL


     The financial information set forth below with respect to BMT's consolidated statements of operations for each of the years in the three year period ended December 31, 1995 and with respect to BMT's consolidated balance sheets at December 31, 1994 and 1995 is derived from consolidated financial statements of BMT included elsewhere herein that have been audited by Grant Thornton LLP, independent certified public accountants, and is qualified by reference to such consolidated financial statements and notes related thereto. The financial information for the six month periods ended June 30, 1995 and 1996 and as of June 30, 1996 has been derived from BMT's unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair presentation of the financial position and results of operations for such periods. The results for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the entire year.



                                                                                                    SIX MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                     JUNE 30,
                                                   -----------------------------------------    ------------------------
                                                      1993           1994           1995           1995          1996
                                                   -----------    -----------    -----------    ----------    ----------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Net sales.....................................   $11,239,155    $11,728,409    $14,257,413    $6,706,256    $7,483,367
  Cost of sales.................................     6,351,651      6,668,026      7,228,308     3,469,929     3,953,455
                                                   -----------    -----------    -----------    ----------    ----------
  Gross profit..................................     4,887,504      5,060,383      7,029,105     3,236,327     3,529,912
  Research and development......................       531,395        586,319        986,265       460,778       530,585
  General and administrative....................     1,080,971      1,151,485      1,653,197       862,251       908,115
  Sales and marketing...........................     1,581,302      1,607,404      1,692,881       862,851       691,609
                                                   -----------    -----------    -----------    ----------    ----------
  Income from operations........................     1,693,836      1,715,175      2,696,762     1,050,447     1,399,603
  Other income (expense), net...................      (343,846)      (289,728)      (315,148)     (151,382)     (136,789)
                                                   -----------    -----------    -----------    ----------    ----------
  Income before income taxes....................     1,349,990      1,425,447      2,381,614       899,065     1,262,814
  Income taxes..................................       540,000        572,500        950,000       352,110       490,000
                                                   -----------    -----------    -----------    ----------    ----------
  Net income....................................   $   809,990    $   852,947    $ 1,431,614    $  546,955    $  772,814
                                                   ===========    ===========    ===========    ==========    ==========



                                                              AS OF DECEMBER 31,                                AS OF
                                                   -----------------------------------------                   JUNE 30,
                                                      1993           1994           1995                         1996
                                                   -----------    -----------    -----------                  ----------
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and short-term
    investments.................................   $   174,414    $    21,526    $    47,083                  $    6,398
  Working capital...............................       759,893      3,028,694      3,464,491                   3,987,413
  Total assets..................................     6,909,863      6,952,200      8,190,829                   7,864,592
  Long-term debt, excluding current portion.....     1,582,764      2,831,985      2,385,884                   2,027,223
  Retained earnings.............................       993,146      1,846,093      3,277,707                   4,050,521
  Total stockholder's equity....................     1,789,646      2,650,393      3,682,407                   4,452,501

  PRO FORMA DATA, AS ADJUSTED


     The financial information set forth below reflects the pro forma acquisition by UroQuest of BMT as if the acquisition of BMT had occurred at the beginning of each of the periods presented for statements of operations data and as of June 30, 1996 for balance sheet data. The following pro forma data, as adjusted, has not been audited. This data also gives effect to each of the events that will occur prior to or upon the closing of this Offering, as adjusted to reflect the receipt of the net proceeds from the sale of the 3,350,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company.



                                                                                              SIX MONTHS
                                                                              YEAR ENDED        ENDED
                                                                             DECEMBER 31,      JUNE 30,
                                                                                 1995            1996
                                                                             ------------     ----------
STATEMENTS OF OPERATIONS DATA:
  Net sales................................................................  $ 14,257,413     $7,483,367
  Cost of sales............................................................     7,634,708      4,156,655
                                                                              -----------     ----------
  Gross profit.............................................................     6,622,705      3,326,712
  Research and development.................................................     2,092,896      1,081,120
  General and administrative...............................................     2,050,720      1,133,131
  Sales and marketing......................................................     1,739,143        744,276
  Amortization of goodwill.................................................       794,600        397,300
                                                                              -----------     ----------
  Operating loss...........................................................       (54,654)       (29,115)
  Other income (expense), net..............................................      (278,479)      (143,637)
                                                                              -----------     ----------
  Net loss.................................................................  $   (333,133)    $ (172,752)
                                                                              ===========     ==========
  Pro forma net loss per share(1)..........................................  $      (0.03)    $    (0.01)
                                                                              ===========     ==========
  Shares used in computing pro forma net loss per share(1).................    11,473,077     11,841,047
                                                                              ===========     ==========



                                                                                              JUNE 30,
                                                                                                1996
                                                                                             -----------
BALANCE SHEET DATA:
  Cash and cash equivalents...............................................                   $22,318,043
  Working capital.........................................................                    26,178,584
  Total assets............................................................                    49,492,039
  Long-term debt excluding current portion................................                     2,027,223
  Deficit accumulated during development stage............................                    (4,663,664)
  Stockholders' equity(2).................................................                    45,617,558


---------------

(1) See Notes to Pro Forma Financial Statements and Note 1 of Notes to Consolidated Financial Statements of UroQuest for information concerning the computation of net loss per share and pro forma net loss per share.


(2) Pro forma stockholders' equity assumes the conversion of all outstanding shares of Preferred Stock and Non-Voting Common Stock into Common Stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Prospectus. The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors discussed under "Risk Factors" and elsewhere in this Prospectus.

     UroQuest Background


     The Male On-Command Catheter was originally designed and developed by Richard C.
Davis, M.D., the principal founder and Chief Science Officer of the Company. In December 1986, the technology underlying the Male On-Command Catheter was licensed to Surgitek, Inc. ("Surgitek"), a urological and plastic surgery products subsidiary of Bristol-Myers Squibb Company. Surgitek spent approximately five years and substantial sums advancing the technology, engineering prototype catheters, conducting clinical trials and preparing regulatory filings for the Male On-Command Catheter. In 1992, Surgitek was acquired by Cabot Medical Corporation, and as a result of nonperformance under the license agreement, the technology relating to the Male On-Command Catheter reverted back to Dr. Davis and was transferred to UroCath, a wholly owned subsidiary of UroQuest, in February 1993.



     In November 1994, UroQuest hired a new Chief Executive Officer to facilitate the regulatory approval process, including necessary clinical trials, commercialize the On-Command Catheter and to seek additional funding to support UroQuest's operations. In December 1994, Uroquest secured all remaining intellectual property rights related to the Female On-Command Catheter. UroQuest also intensified its efforts in design and engineering refinements, manufacturing tooling, production testing and regulatory filings in connection with conducting clinical trials in the United States of the Male On-Command Catheter and initiating clinical trials for the Female On-Command Catheter. In June 1995, UroQuest raised $2.2 million pursuant to the issuance of Preferred Stock to Warburg and Vertical, allowing UroQuest to continue its efforts to develop and commercialize the On-Command Catheter.



     The Company expects to derive a substantial majority of its future revenues from sales of the On-Command Catheter. Although the operations of BMT are expected to be the sole source of revenues in the short-term, the Company's long-term revenues and future success are substantially dependent upon its ability to market and commercialize the On-Command Catheter in the United States and abroad. The life cycle of the On-Command Catheter is difficult to estimate, particularly in light of current and future technological developments, competition and other factors.



     The Company has a limited history of operations and has experienced substantial operating losses since inception. Notwithstanding the acquisition of BMT, the Company expects its operating losses to continue for at least the next two years as it continues to expend substantial resources in funding clinical trials in support of regulatory and reimbursement approvals, expansion of marketing and sales activities, and research and development. There can be no assurance that the Company will achieve or sustain profitability in the future.


     Acquisition of BMT

     In June 1996, the Company entered into a definitive agreement to acquire BMT, pursuant to which BMT will become a wholly owned subsidiary of the Company. BMT develops, manufactures and markets a line of proprietary silicone medical device products as well as provides engineering design, development and manufacturing services for silicone products on an OEM basis for other medical device companies. BMT is one of a limited number of specialty manufacturers of silicone catheters in the United States. BMT has been a contract manufacturer for the Company since June 1994 and has manufactured approximately 2,100 Male On-Command Catheters.



     In the acquisition, shareholders of BMT will receive, in the aggregate, a combination of $10 million cash and 2,500,000 newly issued shares of Common Stock. The acquisition will be accounted for under the purchase method of accounting and will result in goodwill of approximately $15.6 million. Consummation of the acquisition is expected to occur upon the closing of this Offering.


     The Company believes the acquisition will provide a number of significant benefits. The acquisition will enable the Company to control its own manufacturing source while providing necessary capacity and flexibility in the manufacturing process. The product development and engineering expertise of BMT is also anticipated to be utilized by the Company to develop additional On-Command Catheter products and other new devices related to the management and diagnosis of urological disorders.


     The ongoing operations of BMT are expected to provide a source of revenues and cash flow while the Company completes its clinical testing and prepares to market the On-Command Catheter. There can be no assurance, however, that such revenues and cash flow or BMT's current profitability and growth rate will continue in the future or that the expected benefits of the acquisition will be realized. The acquisition of BMT constitutes the Company's first acquisition of another business. BMT's operations are significantly different in many respects from the Company's current operations, and the acquisition may result in a number of unforeseen difficulties and problems that could have a material adverse effect on the Company's business, financial condition and results of operations.


     BMT Background

     The business of BMT was commenced in 1971 to develop tracheal and endotracheal tubes for airway management and has expanded to include various other medical device products. BMT has utilized its product development expertise and production capabilities to manufacture silicone medical device products on an OEM basis, including components, assemblies and finished devices for use in gastroenterology, urology, cardiopulmonary, parenteral and diagnostic applications.


     In December 1987, the business of BMT was acquired by Synthelabo, a pharmaceutical division of L'Oreal S.A. In October 1992, the business was acquired from Synthelabo by the existing executive officers and certain other employees of BMT in a management buyout for approximately $7 million. These officers and employees have continued to operate the business of BMT since the buyout.


     Over the past three years, BMT has implemented various management strategies to increase sales and profitability. These strategies have included elimination of low margin products, expansion of BMT's line of proprietary products, investment in research and development, and improvements in manufacturing facilities and capabilities. BMT operates under GMPs and is in the process of obtaining ISO-9001 certification and CE mark status. There can be no assurance, however, that BMT will obtain such certification or status.

RESULTS OF OPERATIONS -- UROQUEST

     Net sales and cost of sales. To date, UroQuest has had no material sales.


     Research and development. Research and development expenses include clinical testing and regulatory expenses. For the six months ended June 30, 1996, research and development expenses increased to $550,535 from $436,879 for the six months ended June 30, 1995. This increase was due primarily to hiring of clinical personnel, conducting clinical trials in the first half of 1996 and implementing improvements in product design and the manufacturing process. Research and development expenses increased to $1,106,631 in 1995 from $431,295 in 1994 resulting primarily from the transfer of certain personnel to research and development functions in 1995 from general and administrative functions in 1994 and manufacturing costs incurred to produce devices used in clinical trials. The increase in research and development expenses in 1995, as compared to 1994, is also attributable to costs associated with commencing clinical trials of the Male On-Command Catheter, including legal and other fees related to regulatory matters, the increased number of research and development employees and amortization of approximately $86,000 related to patents purchased by UroQuest in December 1994. Research and development expenses increased to $431,295 in 1994 from $120,531 in 1993 primarily as a result of increased personnel costs and consultant fees related to regulatory filings. Research and development expenses are expected to continue to increase for the foreseeable future.



     General and administrative. General and administrative expenses increased to $225,016 for the six months ended June 30, 1996 from $202,835 for the six months ended June 30, 1995. This increase was attributable primarily to the establishment of the Company's headquarters in Salt Lake City, Utah in September 1995. General and administrative expenses decreased to $397,523 in 1995 from $483,399 in 1994 due primarily to the transfer of certain personnel to research and development functions in 1995 from general and administrative functions in 1994, as discussed above. General and administrative expenses increased to $483,399 in 1994 from $156,647 in 1993 primarily as a result of increased administrative personnel. General and administrative expenses are expected to continue to increase as the Company hires additional personnel to support anticipated expansion of the Company's business.



     Sales and marketing. Sales and marketing expenses increased to $52,667 for the six months ended June 30, 1996 from $3,589 for the six months ended June 30, 1995. This increase was attributable primarily to market research conducted by outside consultants. Sales and marketing expenses increased to $46,262 in 1995 from $30,257 in 1994 due principally to costs associated with UroQuest retaining a sales and marketing consultant. Sales and marketing expenses decreased to $30,257 in 1994 from $38,392 in 1993 primarily as a result of lower costs of market research.



     Other income (expense), net. There was no material change in other income (expense), net for the six months ended June 30, 1996 from the six months ended June 30, 1995. Other income (expense), net increased to income of $36,669 in 1995 from an expense of $260,663 in 1994. This change resulted primarily from a bad debt reserve in 1994 which was not incurred in 1995. In exchange for the sale of assets unrelated to the urology business in 1994 to corporations owned by certain stockholders of the Company, UroQuest received promissory notes totaling $235,008 from such corporations. The notes were reserved in full as it was probable that the Company would not collect the full amount of the notes. In June 1996, approximately $200,000 principal amount of the notes due from Trek Medical Corporation (a company formed in June 1994 by certain stockholders of the Company) was converted into common stock of Trek Medical Corporation. The balance of $35,008 remains outstanding as a promissory note from SilvaFoam Corporation and U.S. Infusion Care, Inc. The total $35,008 of notes receivable is reserved in full. The net change to 1995 from 1994 also resulted from an increase of approximately $56,000 in interest income partially offset by an increase of approximately $25,000 in interest expense. There were no items included in other income (expense), net in 1993.


RESULTS OF OPERATIONS -- BMT


Six months ended June 30, 1996 and 1995



     Net sales. Net sales increased to $7,483,367 for the six months ended June 30, 1996 from $6,706,256 for the six months ended June 30, 1995. This increase was primarily attributable to higher sales volumes of tracheostomy tubes, one of BMT's principal products in its proprietary product line.



     Cost of sales. Cost of sales increased to $3,953,455 for the six months ended June 30, 1996 from $3,469,929 for the six months ended June 30, 1995. This increase was due primarily to higher sales volume and an increase in the sales mix to higher cost products. Increased cost of sales also resulted from costs associated with improvements in manufacturing and quality control processes.



     General and administrative. General and administrative expenses increased to $908,115 for the six months ended June 30, 1996 from $862,251 for the six months ended June 30, 1995, primarily as a result of increased salary and benefit costs per employee.

     Marketing and distribution. Marketing and distribution expenses decreased to $691,609 for the six months ended June 30, 1996 from $862,851 for the six months ended June 30, 1995. This decrease was due primarily to a temporary reduction in marketing management personnel in the first half of 1996.



     Research and development. Research and development expenses increased to $530,585 for the six months ended June 30, 1996 from $460,778 for the six months ended June 30, 1995. This increase was attributable primarily to increased research and development personnel for various products, including the On-Command Catheter.



     Other income (expense), net. Other income (expense), net decreased to $136,789 for the six months ended June 30, 1996 from $151,382 for the six months ended June 30, 1995. This decrease resulted from lower borrowings and reduced interest rates on such borrowings.


Years ended December 31, 1995, 1994 and 1993

     Net sales. Net sales increased to $14,257,413 in 1995 from $11,728,409 in 1994. This income was primarily attributable to higher sales volumes of tracheostomy tubes, new sales resulting from recently commercialized products and new sales of products acquired by BMT in January 1995. Net sales increased to $11,728,409 in 1994 from $11,239,155 in 1993. This increase also resulted from increased sales volume of tracheostomy tubes and the introduction of BMT's electrolarynx product.

     Cost of sales. Cost of sales increased to $7,228,308 in 1995 from $6,668,026 in 1994. The increase was principally due to higher net sales offset, in part, by an increase in the sales mix of products with lower per unit costs and reduced production costs resulting from process improvements. Cost of sales increased to $6,668,026 in 1994 from $6,351,651 in 1993. This increase was attributable to higher net sales and costs associated with the introduction of a new proprietary product partially offset by a higher sales mix of lower cost products.


     General and administrative. General and administrative expenses increased to $1,653,197 in 1995 from $1,151,485 in 1994. This increase resulted primarily from increased personnel, costs incurred in connection with BMT's efforts to obtain ISO-9001 certification, and litigation costs and related legal fees associated with a contract dispute resolved in 1995 involving the distribution of an electrolarynx product. General and administrative expenses increased to $1,151,485 in 1994 from $1,080,971 in 1993 due primarily to increases in employee salaries, wages and benefits.


     Marketing and distribution. Marketing and distribution expenses increased to $1,692,881 in 1995 from $1,607,404 in 1994. This increase was principally attributable to increased direct selling and marketing efforts resulting in higher net sales. These expenses were offset, in part, by reduced marketing management costs. Marketing and distribution expenses increased to $1,607,404 in 1994 from $1,581,302 in 1993 due primarily to increased sales volume partially offset by implementation of marketing cost control measures.

     Research and development. Research and development expenses increased to $986,265 in 1995 from $586,319 in 1994. This increase resulted primarily from increased personnel to expedite the development of various new products. Research and development expenses increased to $586,319 in 1994 from $531,395 in 1993, due to higher salaries and employee benefits costs partially offset by BMT's cost control efforts.


     Other income (expense), net. Other income (expense), net increased to $315,148 in 1995 from $289,728 in 1994, resulting from increased borrowings under BMT's existing line of credit. Other expense, net decreased to $289,728 in 1994 from $343,846 in 1993, attributable to decreased borrowings and a lower interest rate on such borrowings.


INCOME TAXES

     UroQuest has not generated any taxable income to date and, therefore, has not paid any federal income taxes since its inception. The Company accounts for income taxes under Statement of Financial

Accounting Standards No. 109 ("FAS 109"). Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, valuation allowances, in amounts equal to the net deferred tax assets as of December 31, 1995 and 1994, have been established in each period to reflect these uncertainties.

     At December 31, 1995, UroQuest and BMT had net operating losses, for tax purposes, of approximately $1,600,000 and $1,470,000, respectively, that can be carried forward to reduce federal income taxes. However, utilization of net operating losses and any tax credit carryforwards will be subject to annual limitations due to the ownership change limitations of the Internal Revenue Code of 1986, as amended, and similar state provisions.

LIQUIDITY AND CAPITAL RESOURCES


     To date, UroQuest has financed its operations primarily through the private sale of equity securities and, to a lesser extent, through short-term borrowings and equipment lease financing. Since inception, UroQuest has raised $4,130,678 in net proceeds of private equity financing. BMT has financed its operations primarily with cash generated from operations and bank provided working capital financing.



     In December 1994, UroQuest raised $390,000 pursuant to a private placement of 12% secured promissory notes due December 31, 1996. In connection with such placement, UroQuest agreed to issue the holders of such notes warrants exercisable for 0.2857 of a share of Common Stock for each dollar of interest earned, at an exercise price of $3.50 per share. The notes are secured by a pledge of the Company's eight United States patents relating to the On-Command Catheter. The Company's patents will be released from such pledge upon repayment of the notes, which is expected to occur upon or shortly after the closing of this Offering. Pursuant to the notes, the Company is also obligated to pay the holders 5% of the net sales income received, if any, from the sale of products covered by the patents during the period from January 1995 though December 1996. This royalty arrangement will also be terminated upon repayment of the notes.



     During the six months ended June 30, 1996 and the year ended December 31, 1995, UroQuest consumed cash in operations of $840,366 and $1,282,485, respectively. The changes in cash used in operations from prior comparable periods were due primarily to higher expenses associated with increased research and development activities, and commencement and continuation of clinical trials.



     The Company's primary internal source of liquidity presently consists of existing borrowings and cash anticipated to be generated from BMT's operations. Since its inception, BMT has met its liquidity requirements primarily through cash provided by operations, private stock offerings and short term bank borrowings. During the six months ended June 30, 1996 and the year ended December 31, 1995, BMT generated net cash from operations of $1,176,675 and $964,745, respectively. The substantial increase in cash generation in 1996 is primarily due to strong sales growth in higher margin product lines in the United States, as well as focused efforts in the management of accounts receivable, payable and inventory levels. Compared to 1994, the cash generated from operations in 1995 decreased primarily due to a substantial growth in certain net sales resulting in a substantial increase in accounts receivable.



     Cash used by BMT in investing activities decreased to $262,850 for the six months ended June 30, 1996 from $424,195 for the same period in 1995. The decrease was due primarily to the acquisition in 1995 of certain tangible and intangible assets from IMD for $325,000 in cash and substantial capital investments in new process equipment. Cash used in investing activities increased to $707,419 for the year ended December 31, 1995 from $350,998 in the year ended December 31, 1994. The increase was due primarily to the aforementioned investments.



     Cash used by BMT in financing activities increased to $954,510 during the six months ended June 30, 1996 from ($559,191) for the same period in 1995. The increase was due primarily to the repayment of outstanding short and medium term debt notes. Cash used in financing activities decreased to $231,769 in the year ended December 31, 1995 from $1,264,280 in the year ended December 31, 1994. The decrease was due primarily to substantial increases of short term line of credit draws, driven by substantial increases in accounts receivable, the cash payment for the assets purchased from IMD, a $407,925 cash repurchase of common shares in BMT, and substantial manufacturing equipment purchases. As of June 30, 1996, BMT had no material capital expenditure commitments.



     As of June 30, 1996 and December 31, 1995, UroQuest had cash and cash equivalents of $262,145 and $1,113,594, respectively. The decrease since December 31, 1995 was due primarily to the use of cash in operations. As of June 30, 1996, UroQuest had no significant noncancelable commitments for capital expenditures or raw material purchases, although UroQuest may enter into such commitments in the future. The Company's primary external sources of liquidity are public and private debt and equity financings and bank provided debt financing.



     The Company's capital requirements depend on numerous factors, including the extent to which the On-Command Catheter and other products gain market acceptance, actions relating to regulatory and reimbursement matters, progress of clinical trials, the effect of competitive products, the cost and effect of future marketing programs, the resources the Company devotes to manufacturing and developing its products, the success of BMT's operations, general economic conditions and various other factors. The timing and amount of such capital requirements cannot adequately be predicted. Consequently, although the Company believes that the net proceeds from this Offering, together with existing borrowings and cash anticipated to be generated from BMT's operations, will provide adequate funding for its capital requirements in the foreseeable future, there can be no assurance that the Company will not require additional funding or that such additional funding, if needed, will be available on terms satisfactory to the Company, if at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve significant restrictive covenants. Failure to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations.



     The Company expects its operating losses to continue for at least the next two years as it continues to expend substantial resources in funding clinical trials in support of regulatory and reimbursement approvals, expansion of marketing and sales activities, and research and development. In addition, the Company's results of operations may fluctuate significantly during future quarterly periods. The Company plans to implement an aggressive marketing and growth strategy, and all management estimates regarding liquidity and capital requirements are subject to the factors discussed above and those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                    BUSINESS


     The Company was formed to design, develop and market advanced products for the management and diagnosis of both male and female urological disorders. The Company's principal product, the On-Command Catheter, is an endourethral (inside the urethra) catheter incorporating a proprietary anchoring system and a proprietary patient controlled, magnetically activated valve used to regulate urine flow. The On-Command Catheter is designed to enable persons with either urinary incontinence or urinary retention to manage their condition without the restricted mobility, medical complications, discomfort and embarrassment generally associated with many of the existing management alternatives, including intermittent, Foley, external and suprapubic catheters, diapers and absorbents, and penile clamps. Clinical trials of the On-Command Catheter have demonstrated the utility of the device in managing male urinary outflow disorders. The results of the clinical trials showed an overall symptomatic urinary tract infection ("UTI") rate of less than 3% for all device insertions during the trials. This rate is significantly lower than the rate of infection generally associated with the use of Foley catheters. Of the patients included in the trials, approximately 90% found the Male On-Command Catheter maintained continence and was comfortable to wear and easy to use.



     Clinical trials of the Male On-Command Catheter have been conducted at eight sites in the United States under an IDE application approved by the FDA. Through August 31, 1996, 70 patients had received a total of 223 male devices, with indwelling periods ranging from three days to 64 days, with an average indwelling period of 25 days per device insertion. The longest trial period on any patient was 32 months, with the patient receiving a total of 30 device insertions. The results, while promising, are preliminary and additional clinical testing is required before any definitive conclusions can be reached concerning the general use of the On-Command Catheter. Consequently, the Company is preparing to conduct a controlled, randomized clinical study under an approved IDE application at three sites that have received IRB approval. The predicate device to be used in connection with the study is the Foley catheter. The Company expects to complete the study, which has a targeted enrollment of 60 male patients, in the first quarter of 1997. An IDE application for the Female On-Command Catheter was approved in March 1996 and the Company has obtained IRB approval at two investigational sites and is conducting a non-randomized pilot evaluation prior to initiating a controlled, randomized study.



     The Company expects to initiate clinical evaluation of the Male On-Command Catheter in Europe pursuant to an arrangement with Braun, a European-based multinational medical device company. Braun plans to conduct the evaluation and to prepare the necessary regulatory filings in 16 European countries. The clinical evaluation of the Male On-Command Catheter in Europe is expected to begin by the end of 1996 at a total of six investigational sites in France, Germany and Spain.



     In June 1996, the Company entered into a definitive agreement to acquire BMT. BMT designs, develops, manufactures and markets a line of proprietary silicone medical device products as well as provides engineering design, development and manufacturing services for silicone products on an OEM basis for other medical device companies. BMT is one of a limited number of specialty manufacturers of silicone catheters in the United States. BMT has been a contract manufacturer for the Company since June 1994 and has manufactured approximately 2,100 Male On-Command Catheters. The acquisition will be effected through a merger of BMT with and into an acquisition subsidiary of the Company pursuant to which shareholders of BMT will receive, in the aggregate, a combination of $10 million cash and 2,500,000 newly issued shares of Common Stock. The acquisition will enable the Company to control its own production source while providing necessary capacity and flexibility in the manufacturing process. The product development and production expertise of BMT is also anticipated to be utilized by the Company to develop additional On-Command Catheter products and other new devices related to the management and diagnosis of urological disorders. See "Business -- BMT."


LOWER URINARY TRACT ANATOMY AND FUNCTION

     The urinary tract system aids the body in eliminating metabolic waste. The kidneys process blood and filter waste products from the circulatory system, thereby creating urine. The ureters drain the urine from the kidneys into the bladder, which serves as a reservoir until urination. The storage capacity of the bladder ranges from approximately one-quarter to one-half liter. The urinary sphincter is a muscle at the base of the bladder which surrounds the bladder neck and urethra and aids the bladder in maintaining continence. The urethra is the tube through which urine flows when the bladder empties. This process is referred to as "voiding." In males, the prostate gland surrounds the urethra and provides reproduction function.


                    MALE                                           FEMALE


                                      LOGO

     In a properly functioning lower urinary tract, the balance between urinary continence and voiding is maintained by a complex dynamic interplay of autonomic reflexes, neurologic functions and anatomic structures. The bladder neck and the urinary sphincter work together to act as a valve under muscular control to keep the urethra closed as the bladder fills with urine. During urination, the urethra and urinary sphincter muscle reflex and open, while the bladder contracts and the bladder neck opens, resulting in the voiding of urine. In a properly functioning lower urinary tract, as the bladder neck opens involuntarily in response to intra-abdominal pressure, the lower portion of the urinary sphincter tightens in order to maintain continence. A malfunction in or damage to any part of this system can cause urinary outflow dysfunction, including incontinence and retention.

MARKET OVERVIEW

     Introduction


     Urinary outflow dysfunction, or voiding disorders, affects at least 13 million people in the United States, including approximately three million men and ten million women. The Company believes the incidence of urinary outflow dysfunction in other developed countries is also significant. Urinary outflow dysfunction is a problem that affects a large number of both institutionalized (nursing home and hospital care) and community-dwelling individuals, and can be characterized as either incontinence or retention. Urinary incontinence is the inability to control one's urinary function, leading to frequent involuntary urine leakage from the bladder. Urinary retention is the inability to voluntarily and spontaneously empty one's bladder, preventing urine flow even though the bladder continues to fill.


     More than 50% of the estimated 1.5 million nursing home patients have voiding disorders. Additionally, in contrast to the widely-held notion that voiding disorders are primarily a problem of the institutionalized elderly, a 1986 National Institute on Aging study indicated that 30% of the estimated 40 million community-dwelling population between the ages of 60 to 84 also suffer from some form of urinary outflow dysfunction. Furthermore, surveys of community-dwelling younger individuals between the ages of 15 to 64 report that between 1.5% to 5% of men, and between 10% and 25% of women, have voiding problems. Medical experts believe that voiding problems are significantly underreported.


     The cost associated with the treatment and management of voiding disorders is estimated to exceed $16 billion annually in the United States alone. Despite the development of new treatment options, a recent survey conducted by the National Association for Continence indicated that approximately 56% of treatments for urinary outflow dysfunction produced no improvement or made the patients' conditions worse. Therefore, the majority of sufferers must live with the numerous problems associated with these disorders and seek acceptable management modalities for their symptoms.


     Male Urinary Dysfunction

     Research data indicates that over three million men in the United States are affected by urinary outflow dysfunction. Based on an independent study commissioned by the Company, the Company estimates that at least one million men in the United States suffer from retention requiring management and intervention, while at least two million men suffer from incontinence. These problems are commonly caused by or result from the treatment of specific urinary tract diseases, including prostate cancer and benign prostatic hyperplasia ("BPH").


     The American Cancer Society estimates that approximately 320,000 new cases of prostate cancer will be diagnosed in 1996. Industry studies also estimate that approximately 30% of men age 50 or older may have latent prostate cancer. Approximately 300,000 prostatectomies (the surgical removal of the prostate) are performed each year in the United States to treat prostate cancer. Radiation is also a common form of treatment. Damage to the external sphincter, bladder neck, and nerves controlling urinary function following prostatectomy or radiation therapy often leads to chronic incontinence. The same therapies can also cause stricture and scarring, leading to obstructive voiding symptoms and retention. A study published in the December 1993 issue of Urology reported that in a follow-up study on men who had undergone a prostatectomy, 30% experienced daily problems with incontinence while another 15% reported seeking treatment for retention due to urethral strictures.



     BPH is a common disease in men over age 50 that causes the prostate to enlarge, putting pressure on the urethra and restricting urine flow. It is estimated that approximately six million men in the United States suffer moderate to severe symptoms of BPH. Severe cases are generally treated through surgery requiring hospitalization followed by an extended recovery period. Several new technologies are being developed to treat BPH in a less invasive fashion. The initial clinical data from these therapies indicates that 10% to 15% of patients require extended catheterization following treatment due to post-operative swelling of the prostate tissues which causes urinary retention.


     Female Urinary Dysfunction

     It is estimated that at least 10 million women suffer from urinary outflow dysfunction. The most common problem is stress urinary incontinence resulting from hypermobility of the urethra and bladder neck due to a weakening of the musculature caused by pregnancies.


     Urinary retention is less common in women than men due to anatomical differences and the relative lack of specific contributing diseases. The Company estimates that approximately 100,000 women have chronic urinary retention in the United States. Bladder neck suspension surgery, which is an increasingly popular procedure performed on women to correct incontinence, often causes temporary retention problems for up to 90 days. Women with this condition are generally required to wear a Foley catheter or are taught to perform intermittent catheterization until normal voiding function returns. As the number of women seeking treatment for incontinence increases, the Company believes the incidence of temporary retention will correspondingly increase.

URINARY INCONTINENCE

     Urinary incontinence, the most common form of urinary outflow or voiding dysfunction, is caused by a variety of factors, including vaginal childbirths, congenital abnormalities, trauma, congestive heart failures, strokes, Multiple Sclerosis, spinal cord injuries, drug effects, metabolic abnormalities, infections and dementia. Urinary incontinence is generally categorized as either stress incontinence or urge incontinence.

     Stress incontinence refers to the involuntary loss of urine during coughing, laughing, sneezing, jogging or any other physical activity which causes an increase in intra-abdominal pressure. This condition varies in severity from those who leak urine only as a result of certain sudden movements or physical activities to those who leak urine simply upon standing. Stress incontinence generally results from either hypermobility or intrinsic sphincter deficiency. Hypermobility is a lack of anatomic stability caused primarily by weak surrounding tissue, which results in the abnormal movement of the bladder neck and urethra in response to sufficient intra-abdominal pressure or exertion. Intrinsic sphincter deficiency is the inability to contract the urinary sphincter sufficiently to maintain continence.


     Urge incontinence refers to the involuntary loss of urine due to a bladder contraction which is associated with a strong, uncontrollable desire to urinate, often referred to as urgency. Urge incontinence may result from, among other things, a hyperactive bladder muscle, neurologic abnormalities, such as those caused by a stroke, and urethral instability. Patients can also suffer from a combination of urge and stress symptoms, generally referred to as "mixed" incontinence.


     The additional physical effects of urinary incontinence include a predisposition to perineal rashes, pressure ulcers, urinary tract infections, urosepsis, falls and fractures. This condition is also associated with depression, social withdrawal, isolation, loss of mobility, feelings of embarrassment and inadequacy, and reduced sexual functioning, and can cause considerable caregiver burden.

     Treating Urinary Incontinence


     Incontinent persons generally seek treatments such as surgery, pharmaceuticals and behavioral therapy when the condition begins to interfere with their lifestyle. The following table highlights the relevant gender, clinical indication and major drawbacks associated with each of these treatment alternatives as more fully described below.


                             RELEVANT
  TREATMENT ALTERNATIVE       GENDER       CLINICAL INDICATION           MAJOR DRAWBACKS
  ---------------------     ----------     -------------------           ---------------
Artificial urinary            Male/     Incontinence due to         Highly invasive;
  sphincter surgery           Female      intrinsic sphincter       urethral erosion and
                                          deficiency only           injury; mechanical
                                                                    malfunction
Bladder neck suspension       Female    Stress incontinence only    Temporary retention;
  surgery                                                           surgical complications
Urethral bulking procedure    Male/     Incontinence due to         Must be repeated
                              Female      intrinsic sphincter       periodically; mixed
                                          deficiency only           results
Pharmaceuticals               Male/     Urge incontinence only      Seldom curative;
                              Female                                adverse side effects
Behavioral therapy            Female    Stress incontinence only    Mixed results; can
                                                                    exacerbate problem

     Artificial urinary sphincter surgery. The implantable artificial sphincter is an occlusive cuff that is surgically implanted around the urethra of an incontinent patient. Although this procedure is generally effective for patients with intrinsic sphincter deficiency, the Company believes that it is used relatively infrequently (fewer than 6,000 procedures per year) primarily because there are a limited number of patients for whom it would be indicated, and because 32% of the patients have complications including infection, urethral erosion and mechanical failure. In addition, the implantation surgery is expensive and traumatic, involves general anesthesia and requires several weeks or months for full recovery.



     Bladder neck suspension surgery. Bladder neck suspension surgery is primarily indicated for female stress incontinence. In this procedure, the physician elevates and stabilizes the urethra and the bladder neck in order to prevent hypermobility. These procedures are delicate and complicated and often fail to redress the problem. Complications include symptomatic UTI, temporary retention problems, obstruction symptoms, sepsis and prolonged suprapubic pain. Bladder neck surgery is also expensive and traumatic, may involve general anesthesia and requires several weeks or months for full recovery.


     Urethral bulking procedure. Another surgical treatment for incontinence is the use of injectable urethral bulking materials. In these procedures, Teflon, collagen or other materials are injected into the area around the urethra with a needle to create a mild obstruction. Injectable materials are a new and potentially attractive treatment alternative because they are considerably less invasive than the surgical procedures described above. Clinical experience with injectable materials shows they are suitable primarily for treatment of incontinence due to intrinsic sphincter deficiency, and produce mixed results in men and women. The procedure is relatively expensive ($1,500 to $3,000 per treatment) and must be repeated periodically because of bioabsorption.

     Pharmaceuticals. In general, drugs available for the treatment of incontinence act on the nerve receptors associated with the bladder neurotransmitter system. Accordingly, drug treatment is appropriate for treating urge incontinence but is not appropriate for managing stress incontinence. While drugs can partially alleviate the symptoms of incontinence, they are seldom curative. Also, drug use for incontinence may cause adverse side effects including drowsiness, dryness of mouth, dizziness, constipation and urinary retention.

     Behavioral therapy. Behavioral therapy and related techniques include bladder training and habit modification, pelvic muscle exercises, biofeedback and electrical stimulation. While these are low-risk procedures, they typically address only female stress incontinence and are seldom curative. These techniques are time consuming and present patients with an uncertain outcome. In addition, in the case of pelvic muscle training exercises, there is the possibility of worsening the condition if the exercises are performed incorrectly.

     Managing Urinary Incontinence

     A recent study indicated that less than 3% of treatments for urinary incontinence are curative. Furthermore, most are invasive, costly, and can actually worsen an incontinent person's symptoms or have other unintended side effects. Therefore, incontinent persons typically turn to management alternatives, including those summarized in the following table and more fully described below.

                             RELEVANT
  MANAGEMENT ALTERNATIVE      GENDER       CLINICAL INDICATION           MAJOR DRAWBACKS
--------------------------  ----------  --------------------------  --------------------------
Diapers and absorbents        Male/     Stress/urge incontinence    Wetness; odor; rash;
                              Female                                  multiple daily changes
Foley catheters               Male/     Stress/urge incontinence    High infection rate;
                              Female                                  urethral erosion;
                                                                      external leg bag
Male external catheters        Male     Stress/urge incontinence    Penile irritation; daily
                                                                      changes; external leg
                                                                      bag
Bladder neck support          Female    Stress incontinence only    Vaginal infection,
  prostheses                                                          discharge and tissue
                                                                      erosion; daily
                                                                      reinsertions
Urethral plugs                Female    Stress incontinence only    Multiple daily changes
Penile clamps                  Male     Stress/urge incontinence    Penile edema and erosion;
                                                                      removal every three
                                                                      hours

     Diapers and absorbents. Adult diapers and pads, which capture urine upon leakage, function similarly to baby diapers. Patients have the convenience and privacy of purchasing these products without seeing a physician. While the absorbency, size and fit of these products have improved over the last several years, major disadvantages include lack of control over urine flow, lack of dryness, skin irritations and rash, embarrassment about appearance and odor, perceived social stigma, inconvenience and significant lifestyle compromise. Based on various industry sources, the Company estimates that an incontinent person in the United States who regularly uses adult diapers and incontinence pads often spends up to $1,500 per year. Although third-party reimbursement is generally not available for these products, retail sales of adult absorbents in 1995 were estimated at over $2.5 billion in the United States alone.


     Foley catheters. The Foley catheter is an indwelling device used by both men and women that provides continuous drainage of the bladder. The device consists of a bladder balloon and a drainage conduit that extends outside the body and is connected to an external collection bag. Because this design permits bacteria to enter the body, symptomatic UTI is a common problem with Foley catheterization, and is recognized as a major cause of morbidity and increased health care costs in both hospitals and nursing homes. The Company estimates that as many as one out of four hospital patients require short-term Foley catheterization. Research studies have indicated that approximately 10% to 30% of these patients develop symptomatic UTI (estimated by the Company to be approximately 450,000 to 1,350,000 episodes per year). For patients requiring long-term Foley catheterization, research has documented rates of symptomatic UTI as high as 100%. In the hospital setting, symptomatic UTI prolongs stays by an estimated two to four days, resulting in increased costs ($2,000 to $4,000 per patient), and increased risk of death. Complications associated with symptomatic UTI include sepsis, kidney infection, urinary stones, and abscesses in the tissue surrounding the kidney. Foley catheters also cause irritation to the penis and urethral erosion due to catheter movement, and require a leg bag for drainage, thereby restricting movement and lifestyle. The Company estimates that over 60 million Foley catheters are used annually in the United States.


     Male external catheters. The male external catheter is a disposable catheter consisting of a condom-like sheath tapering into a funnel connected to a drainage tube. The sheath is unrolled onto the penis and adheres by means of an adhesive. Urine drains through the male external catheter into a leg bag which must be emptied several times a day. Typically, the catheter is removed and discarded at least daily. Skin irritation, infection, embarrassment, inconvenience and reduced mobility are all common drawbacks to male external catheters.

     Bladder neck support prostheses. Bladder neck support prostheses are used for female stress incontinence. Roughly the size and shape of contraceptive diaphragms, these devices are used to lift the bladder neck and urethra by applying pressure through the neighboring vaginal cavity. It is difficult to fit a patient properly and to apply enough pressure to eliminate the leakage of urine without causing pain. Potential adverse side effects include vaginal infection, discharge and tissue erosion. Prostheses are generally only worn for short periods of time and require daily removal and reinsertion by the patient.

     Urethral plugs. Urethral plugs are devices which occlude the female urethra to manage stress incontinence. Urethral plugs are designed to maintain dryness and may be an attractive alternative to absorbents for female patients with stress incontinence who require management during periods of activity. They serve only as a plug and must be removed, discarded and replaced with a new plug each time a woman voids. This frequent changing may be expensive, inconvenient, and may require both a high degree of patient dexterity and the use of a sterile environment, which may potentially limit their market acceptance.


     Penile clamps. Penile clamps are external compression devices which fit around the shaft of the penis to prevent leakage of urine. The clamps operate by constricting the urethra by mechanical, inflation or other similar means. These devices are not widely used due to their bulk, fit and discomfort. They also have a tendency to cause penile obstruction, edema and erosion if not removed every three hours.


URINARY RETENTION


     Unlike incontinence, the management of which primarily involves lifestyle considerations, urinary retention is a medical condition which, if left untreated, can lead to severe infection, kidney failure and death. Market research commissioned by the Company indicates that over one million persons in the United States suffer from retention. The most common causes of retention are neurogenic bladder and urinary tract obstruction.


     Neurogenic bladder refers to the inability of the bladder to contract in a normal manner and initiate voiding. Causes of neurogenic bladder include spinal cord injury, diabetes, Parkinson's Disease, Multiple Sclerosis and other nervous system trauma.

     Urinary tract obstruction refers to blockage of the bladder neck and/or the urethra which prevents the normal passage of urine. This condition can be caused by drug side effects, surgical scarring, post-operative swelling, enlarged prostate, other surgical procedures, congenital abnormalities and other complications. Urinary obstruction patients often suffer from a combination of incontinence and retention.

     Managing Urinary Retention

     There are currently few treatment options available for retention. Neurogenic problems are generally irreversible. Most urethral obstructions can be removed through surgery but often return. However, patients with retention can manage their symptoms through the use of intermittent catheterization, Foley catheters or suprapubic catheters, as summarized in the following table and more fully described below.

                               RELEVANT
   MANAGEMENT ALTERNATIVE       GENDER       CLINICAL INDICATION              MAJOR DRAWBACKS
   ----------------------      --------      -------------------              ---------------
Intermittent catheterization   Male/      Neurogenic bladder or       High infection rates; multiple
                               Female       urethral obstruction        daily insertions; urethral
                                                                        inflammation
Foley catheters                Male/      Neurogenic bladder or       High infection rates; external
                               Female       urethral obstruction        leg bag; urethral erosion
Suprapubic catheters           Male/      Neurogenic bladder or       High infection rates;
                               Female       urethral obstruction        uncontrolled leakage; skin
                                                                        erosion


     Intermittent catheterization. Intermittent catheterization ("IC") is currently the preferred management modality for patients with urinary retention. IC involves the use of a straight catheter inserted through the urethra into the bladder to achieve voiding. Patients using IC often must perform this procedure every three to six hours. This procedure can be uncomfortable, prone to infection, and often results in severe urethral irritation. IC techniques are classified as either clean or sterile. Clean IC involves the re-use of catheters cleaned between each use. While clean IC is less expensive, patients can develop severe or chronic infections which require them to switch to sterile IC, which involves the use of more expensive single use catheters. Costs for sterile IC can exceed $600 each month. Of the estimated one million patients with retention, market research commissioned by the Company indicates 55% use intermittent catheterization or have recurring problems with urethral strictures.



     Foley catheters. In addition to their use for managing incontinence as discussed above, Foley catheters are also used to manage retention in conjunction with external collection bags. Market research commissioned by the Company indicates that approximately 30% of patients with retention use Foley catheters. Foley catheters are used primarily by patients who are unable to perform IC or who have recurring problems with urethral strictures.


     Suprapubic catheters. Suprapubic catheters are surgically inserted into the bladder through the abdomen and sutured into place. The catheters, in conjunction with external collection bags, function similarly to Foley catheters. These devices are generally used for patients who are unable to use IC or Foley catheters because of limited manual dexterity or other factors. Suprapubic catheters can severely limit patient mobility and cause chronic infection, strictures and other medical complications.

THE ON-COMMAND SOLUTION FOR MANAGING INCONTINENCE AND RETENTION


     The On-Command Catheter is an endourethral catheter incorporating a proprietary anchoring system and a proprietary patient controlled, magnetically activated valve used to regulate urine flow. The On-Command Catheter is designed to enable persons with either incontinence or retention to manage their condition without the restricted mobility, medical complications, discomfort and embarrassment generally associated with many of the existing management alternatives including intermittent, Foley, external and suprapubic cathers, diapers and absorbents, and penile clamps.



     Unlike most of the widely used products for the management of incontinence, which are designed to capture urine flow in an external container or absorbent medium, the On-Command Catheter enables the incontinent person to remain dry without interfering with normal lifestyle activities and without the associated medical and psychological problems. Unlike most of the widely used products for the management of retention which result in severe lifestyle restrictions, the On-Command Catheter allows the patient with retention to empty the bladder conveniently and without the potential complications associated with the use of an external collection bag or the need for IC.


     The principal features of the On-Command Catheter include:

     - Patient Control. The On-Command Catheter enables persons with either incontinence or retention to maintain control of their urinary outflow. The On-Command Catheter prevents urine from leaving the urinary tract until the incontinent person electively decides to void enabling such person to remain dry. The On-Command Catheter allows the patient with retention to void when desired and without the need for IC.


     - Non-Surgical Application. The On-Command Catheter is designed to be a relatively low-risk, non-surgical management application for urinary outflow problems when compared to surgery or permanently implanted devices. This is particularly important due to the uncertainty and complications of invasive treatments, or when the longevity of the patient is in question.


     - Ease of Use. The operation of the On-Command Catheter is simple and efficient for the patient. The device is also easy for the physician to understand, size and insert because it shares several common design features with other commonly used indwelling catheters, such as the Foley catheter. There is no initial capital or inventory investment required and a minimum of training is necessary for a physician to become proficient in the use of the device.



     - Convenience and Enhanced Lifestyle. The proprietary endourethral design of the On-Command Catheter eliminates the need for external collection bags and absorbents that can restrict mobility and compromise lifestyle. Periodic replacement is also convenient when compared to products like diapers, intermittent catheters and urethral plugs which must be changed or replaced multiple times per day.


     - Lower Incidence of Complications. The On-Command Catheter, because of its endourethral design, is believed to result in fewer complications than other products designed for the treatment or management of urinary outflow problems. Incontinent persons are likely to stay dryer, reducing the risks of rashes, skin irritations, urethral strictures and other complications.


     - Reduced Infection Rate. Male patients with either incontinence or retention have been shown in the Company's clinical trials to have lower symptomatic UTI rates while using the Male On-Command Catheter, when compared with infection rates generally associated with the use of Foley catheters.



     - Cost Effectiveness. The Company believes that less frequent replacement of the On-Command Catheter should provide a competitive cost advantage over products that are changed daily or multiple times per day. In addition, the Company anticipates that the overall treatment cost using the On-Command Catheter will be lower due to a reduced incidence of complications and side effects, as well as patient transfers into institutionalized settings.



     Urinary outflow dysfunction can result from a wide range of diseases, surgical complications and other factors that can affect anatomic structures, autonomic reflexes or neurologic function. As a result, it is difficult for a single treatment or management alternative to effectively address every specific condition. There are certain specific patients who would not be able to benefit from the clinical and lifestyle advantages of the On-Command Catheter. First, patients who have limited motor function or dementia may not be able to effectively activate the magnetic valve. Second, the anatomy of patients who have low bladder capacity or bladder instability may not be able to accommodate an endourethral device such as the On-Command Catheter. Finally, patients with other physical limitations such as excessive obesity or retracted penis may not be able to use the On-Command Catheter.


     Male On-Command Catheter

     The Male On-Command Catheter consists of two separable units, the endourethral catheter portion and the detachable inflator section. When the two units are connected, prior to use, the device closely resembles a Foley catheter. The device is inserted non-surgically through the urethra in a simple five-minute procedure. Two balloons are inflated, one in the bladder to seal the bladder neck and one in the urethra on the downstream side of the prostate gland to anchor the device. The inflator portion is then detached and discarded, allowing the device to reside completely inside the urethra with no exposed components, thereby reducing the risk of infection. The device is designed to remain in place for up to 30 days.

                                      LOGO

     The proprietary control valve is located at the outlet end of the catheter section and is magnetically activated. This valve can be opened by simply placing a matchbook sized magnet externally along the underside of the penis, allowing the urine to flow. Removing the magnet closes the valve, shutting off the flow of urine and keeping the patient dry. Both insertion and removal procedures are non-surgical, take only a few minutes and are easily accomplished by medical staff or other caregivers. The Company offers a range of sizes, and uses a proprietary sizing catheter to ensure appropriate fit. The sizing catheter is easy for physicians to use and ensures a comfortable and customized fit in a variety of anatomies.


     Female On-Command Catheter


     The Female On-Command Catheter also employs a catheter with a detachable inflator section and a magnetically activated valve. The device is shorter than the Male On-Command Catheter and substitutes the urethral anchoring balloon with a small rounded external cap which anchors the device in place beneath the labial folds of the vagina. The device is designed to remain in place for 15 to 30 days making it more convenient than many other products requiring multiple changes per day. Because the external anchoring cap extends past the urethral opening, symptomatic UTI rates in the Female On-Command Catheter are expected to be higher than the Male On-Command Catheter which resides entirely inside the urethra.


                                      LOGO

     The procedures for insertion, voiding and removal are similar to those for the male device.

CLINICAL TRIALS

     Clinical trials of the Male On-Command Catheter were conducted by Surgitek, a prior licensee of the Company's technology, from 1989 to 1992. The trials evaluated a minimum of three successive device insertions for a period of 30 to 37 days each in male patients with either incontinence or retention. A total of 49 patients were enrolled receiving an aggregate of 201 Male On-Command Catheter insertions. The longest trial period on any patient was 32 months, with the patient receiving a total of 30 device insertions.


     The clinical trials demonstrated the utility of the Male On-Command Catheter in managing urinary outflow problems. The results of the clinical trials showed an overall symptomatic UTI rate of less than 3% for all device insertions during the trials. This rate is significantly lower than the rate of infection generally associated with the use of Foley catheters. The Company believes that the results are due, in part, to the entirely indwelling design of the Male On-Command Catheter which is not subject to bacterial influx from external tubing and collection systems typically associated with a Foley catheter. In addition, the proprietary anchoring system caused no adverse effects to the urethra or bladder.



     In the clinical trials, the Male On-Command Catheter initially experienced a high degree of mechanical failure; however, the device's performance improved substantially as design changes, manufacturing procedures, testing protocols and insertion techniques were modified and enhanced. Complications other than symptomatic UTI primarily included migration, mis-sizing and bladder spasms. Notwithstanding the foregoing, approximately 90% of the patients included in the trials found the Male On-Command Catheter maintained continence and was comfortable to wear and easy to use.


     The Company submitted a 510(k) notification to the FDA in July 1994 based on the clinical data collected by Surgitek. The Company was notified by the FDA that the clinical trials were deficient in certain respects, particularly with respect to the design of the trials, which had an insufficient number of patients and was not structured as a controlled, randomized study, as required under current FDA regulations. In response to the FDA, the Company designed a controlled, randomized study of the Male On-Command Catheter and filed an IDE application that was approved in July 1995.


     The purpose of the study is to confirm prior clinical results and demonstrate the safety and efficacy of the Male On-Command Catheter when compared to a Foley catheter in managing urinary outflow dysfunction. To date, the three participating centers have received IRB approval and enrollment is underway. The study protocol includes the evaluation of a single device insertion for a period of up to 30 days. The duration of the study is seven weeks per patient, including enrollment and both pre-insertion and post-insertion examinations. Study endpoints include comparison of symptomatic UTI rates, physical changes to the bladder and urethra and patient assessment of quality of life between study groups. The Company anticipates the completion of the study, with a targeted enrollment of 60 patients, during the first quarter of 1997. There can be no assurance that the study will be completed in this timeframe.



     The controlled, randomized study was initially started in September 1995 and then stopped in order to diagnose and correct a component assembly problem causing migration of the device away from the bladder. The Company initiated two non-randomized pilot studies to evaluate several assembly and manufacturing procedures designed to correct the problem and other improvements, including a modified magnetic valve and a new sizing catheter and procedure to enhance the patient fit of the device. The pilot studies have involved a total of 21 patients through August 31, 1996, and the Company is currently completing the second pilot study in preparation for recommencing the controlled, randomized study in the near-term. There can be no assurance, however, that the Company will not encounter additional problems associated with the Male On-Command Catheter that could delay or prevent recommencement of such study.



     The IDE for the Female On-Command Catheter was approved in March 1996 by the FDA and the Company has obtained IRB approval at two investigational sites. The clinical study will use a Foley catheter as the control device and will evaluate single device insertions over a 7 to 30 day period. The study will require seven weeks per patient to complete and will include 180 patients, 90 of whom will receive the Female On-Command Catheter and 90 of whom will receive the Foley catheter. Study endpoints include comparison of symptomatic UTI rates, physical changes to the bladder and urethra and patient assessment of quality of life between study groups. As part of the approved IDE, the Company is conducting a non-randomized pilot evaluation of 20 patients to test protocols and procedures prior to initiating the controlled, randomized study.



     The Company expects to initiate clinical evaluation of the Male On-Command Catheter in Europe pursuant to an arrangement with Braun. Braun has agreed to conduct the evaluation and prepare the necessary regulatory filings in 16 European countries. The clinical evaluation in Europe is expected to begin by the end of 1996 and will evaluate the Male On-Command Catheter at a total of six investigational sites in France, Germany and Spain. The protocol will be similar to the IDE approved protocol used in the United States. However, the Company will not be required to include a control group. The Company anticipates evaluating up to three sequential device insertions for each patient.


MARKETING AND SALES

     The Company intends to market the On-Command Catheter directly in the United States to physicians and their patients while using marketing collaborations for institutions (nursing home and hospital care) and international markets. The Company's marketing strategy is designed to create awareness and promote the On-Command Catheter as the preferred alternative for the management of lower urinary tract problems in men and women. The Company's initial marketing efforts will be directed toward urologists, uro-gynecologists and primary care physicians whose patients are seeking relief from urinary outflow problems.


     The On-Command Catheter represents a new management modality for urinary outflow dysfunction, and there can be no assurance that the On-Command Catheter will gain any significant degree of market acceptance among physicians, health care payers or patients, even if necessary domestic or international regulatory and reimbursement approvals are obtained. Patient acceptance of the device will depend on many factors, including physician recommendations, the degree, rate and severity of potential complications, the cost and benefits compared to competing products, lifestyle implications, available reimbursement and other considerations. Failure of the On-Command Catheter to achieve substantial market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.


     Domestic Sales

     Medical association estimates indicate that there are approximately 9,000 urologists and uro-gynecologists in the United States. Over half of these specialists practice in groups with patients drawn from a wide geographic area. Because of this concentration, the Company expects that a relatively small direct sales force of approximately 20 individuals by 1999 can effectively address this market.


     The Company intends to implement its marketing strategy through clinical sales specialists who will educate and train physicians and patients. These specialists will include field-based paraprofessionals, nurse practitioners and professional sales representatives with experience demonstrating medical products and procedures. Initially, the Company will target the sunbelt region of the United States where there is a greater percentage of older persons in whom the incidence of urinary dysfunction is higher. The Company then intends to expand its sales efforts into other areas of the country.



     The Company believes that many patients using currently available products to manage incontinence and retention are dissatisfied with such products. Patient awareness of the benefits of the On-Command Catheter will be created through the use of selected print advertising, incontinence advocacy group sponsorship, prostate cancer newsletters and other targeted promotions. The objective will be to inform patients that a new management option is available and provide them with a toll free phone number to call for more information. Callers will be provided with the names of physicians in the patient's area who have been trained by the clinical sales specialist, have adopted the On-Command Catheter for their patients and are prepared to evaluate the clinical suitability of the patient. The Company's strategy is to identify reference physicians in selected geographic areas to provide a referral network for patients seeking management alternatives. Timing of the awareness media campaign will be carefully orchestrated to coincide with the physician training. The Company's direct sales activities will also be augmented through attendance and participation in trade shows and organizational meetings specifically related to urology and urinary dysfunction and through the publication of scientific papers discussing the results of expanded clinical development work.



     Based on market research commissioned by the Company, the Company believes its initial target market includes men who have incontinence or retention whose condition does not preclude them from using a medical device and who meet certain additional criteria including age, manual dexterity and dissatisfaction with their current management modality. This research also indicates that over one million men are currently using a prescription medical device to manage urinary outflow problems. The Company believes that patients currently using a prescription medical device will be the first to recognize the benefits of the On-Command Catheter. These male patients are accustomed to devices, see their physician on a regular basis, and are believed to be the most receptive to alternative management methods. Patients using absorbents who are dissatisfied with the wetness, odor, discomfort and embarrassment associated with diapers are also primary targets.


     The Company is targeting women with moderate to severe stress incontinence who require some form of continuous management and are dissatisfied with wearing diapers and pads. The Company estimates that this represents a target market of one and one-half million women in the United States. The Company intends to introduce the Female On-Command Catheter initially through the physicians who have had prior experience with the Male On-Command Catheter and are treating female patients with similar profiles.

     The Company expects eventually to add managed care specialists to address the unique requirements of capitated health care systems including hospitals, HMOs and nursing homes. The products will be sold on the basis of pharmacoeconomic results and the overall cost effectiveness versus other management and treatment modalities. The Company plans to analyze and use the most appropriate distribution method to reach these institutional markets.


     To date, the Company has not sold any On-Command Catheter products and does not currently employ any marketing or sales employees for such device. There can be no assurance that the Company can attract and retain its own qualified marketing and sales personnel or otherwise design and implement an effective marketing and sales strategy for the On-Command Catheter. The failure to establish and maintain effective marketing, sales and distribution channels for the Company's products, or to attract and retain qualified sales personnel to support commercial sales of the Company's products, would have a material adverse effect on the Company's business, financial condition and results of operations.


     International


     International marketing efforts are initially being directed at Europe and Japan. International sales are expected to be made through independent foreign distribution arrangements. The Company has entered into an arrangement with Braun to conduct clinical trials in Europe for the On-Command Catheter. Braun has over 200 sales representatives in the major European countries who would be responsible for selling and marketing the Company's catheter products. This arrangement may lead to an exclusive licensing and distribution agreement in Europe following the clinical trials. Preliminary discussions are currently underway with other potential distributors in Japan and other Pacific Rim countries. There can be no assurance that the Company will be successful in establishing or maintaining effective marketing, sales and distribution channels internationally.

     International sales may be adversely affected by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, distributor difficulties, communications problems, fluctuations in foreign currency rates, foreign competition and other factors. Any one or more of these factors could limit the Company's international sales and have a material adverse effect on the Company's business, financial condition and results of operations.



THIRD-PARTY REIMBURSEMENT



     In the United States and in foreign countries, third-party reimbursement is generally available for medical devices such as intermittent, Foley, external and suprapubic catheters for the management of urinary outflow dysfunction, including incontinence and retention. Products such as diapers and absorbents that are widely used for incontinence management generally do not receive third-party reimbursement and are paid for by the patient.



     The Company believes, based on the availability of third-party reimbursement for certain other medical devices, that the On-Command Catheter will generally be eligible for coverage by third-party reimbursement programs. There can be no assurance, however, that such reimbursement will be available. The Company is unable to determine whether the On-Command Catheter reimbursement amount, if any, will be sufficient to cover the cost of the product. The Company currently estimates the price of the Male On-Command Catheter will be in excess of $100 per month, based on the use of one device per month, although the exact pricing of the Male On-Command Catheter has not yet been set. The pricing for the Female On-Command Catheter has not yet been determined by the Company. Medicare allowable costs for other urinary outflow dysfunction management devices are approximately $60 for Foley catheters and approximately $85 for male external catheters per month. Allowable reimbursement costs for sterile IC are approximately $600 per month. The Company's long-term strategy is to obtain separate reimbursement codes and perform outcome studies evaluating the cost effectiveness of the On-Command Catheter compared to other device, absorbent and treatment modalities.



     If third-party reimbursement is unavailable, consumers will have to pay for the On-Command Catheter themselves, resulting in greater relative out-of-pocket costs for the device as compared to surgical procedures and other management options for which third-party reimbursement is available. The Company does not expect that third-party reimbursement will be available, if at all, unless and until FDA and foreign regulatory approval is received. After such time, if ever, as applicable regulatory approval is received, third-party reimbursement for the On-Command Catheter will be dependent upon decisions by the Health Care Financing Administration for Medicare in the United States and similar authorities abroad, as well as by private insurers and other payers.



     Changes in the availability of third-party reimbursement for the On-Command Catheter, for products of the Company's competitors or for surgical procedures may affect the pricing of the On-Command Catheter or the relative cost to the patient. Regardless of the type of reimbursement system, the Company believes that physician advocacy of the On-Command Catheter will be required to obtain reimbursement. There can be no assurance that reimbursement for the Company's products will be available in the United States or in international markets under either governmental or private reimbursement systems, or that physicians will support the On-Command Catheter. Failure to obtain such reimbursement may have a material adverse effect on the Company's business, financial condition and results of operations.


MANUFACTURING


     UroQuest currently uses BMT to produce limited quantities of the On-Command Catheter for use in its clinical trials. To date, BMT has manufactured approximately 2,100 Male On-Command Catheters and only a limited number of Female On-Command Catheters. Management anticipates that the acquisition of BMT will provide significant manufacturing capabilities for UroQuest's products.

The manufacturing facilities are currently operated in compliance with existing GMPs and have passed inspection repeatedly by the FDA, as well as the United Kingdom's Department of Health.



     The business of BMT has been specialized in the manufacturing of medical devices using predominantly silicone technology for 25 years. BMT currently manufactures a broad range of silicone-based catheter-type products used in various segments of the health care industry. BMT is in the process of obtaining ISO-9001 certification from BSI Product Certification of the United Kingdom, which is based on adherence to established standards in the area of quality assurance and manufacturing process control, and CE mark status. There can be no assurance, however, that BMT will obtain such certification or status.



     BMT purchases certain of the components used to manufacture the On-Command Catheter from several single source suppliers, with whom BMT has no long-term agreements. Any interruptions or delays associated with any component shortages, particularly as the Company scales up its manufacturing activities in support of commercial sales of the On-Command Catheter, could have a material adverse effect on the Company's business, financial condition and results of operations.


     BMT's manufacturing capabilities include custom compounding, where special pigmentation, radiopacity agent, or unique ratio blending are necessary to customize end product performance specifications. Liquid silicones and high consistency silicones are utilized in injection, transfer, compression, insert or blow molding processes to manufacture components in a variety of custom configurations. BMT also has the capability to extrude single or multi-lumen tubing, special round or compound profiles or even coextrusion with other silicone or non-silicone substrates in a range of sizes from as small as 0.002" inside diameter tubing to as large as 1.6" outside diameter. In some cases, these basic processes yield a finished device. In most cases these molded or extruded products become the components and/or subassemblies from which a broad range of catheter-type devices are manufactured, including the On-Command Catheter.

     BMT has extensive assembly and fabrication capabilities. The molded or extruded silicone components are combined together with any number of non-silicone components to produce a variety of products. BMT has both Class 100,000 and Class 10,000 certified clean room assembly and packaging capability. Other custom assembly processes include adhesiving, bonding, potting, forming, porting, drilling, notching, cutting, printing, coating, dispensing and reinforcing with wires or other non-silicone substrates. In addition, BMT has developed proprietary surface enhancement technologies and processes which provide a wide range of alternative product characteristics. Over 800,000 silicone catheter-type devices are currently manufactured annually at BMT. The Company currently has excess manufacturing capacity available.


     The On-Command Catheter has been manufactured at BMT over the past two years involving design and process steps which have evolved over this period to its current design. The processes and techniques required to manufacture and assemble the On-Command Catheter are similar to those currently used by BMT to manufacture other silicone catheter-type devices. The On-Command Catheter also requires the procurement of several non-silicone components. The sources for each component have been identified and a limited inventory of certain components is currently available. In addition, BMT is seeking to develop alternative sources for such components.



     The Company may encounter difficulties, delays and significant expenses in scaling up production of the On-Command Catheter, including potential problems involving production yields, quality control, component supply and shortage of qualified personnel. The Company may also experience higher than expected manufacturing costs that could prevent the Company from selling the On-Command Catheter at a commercially reasonable price. Notwithstanding BMT's manufacturing expertise, there can be no assurance that difficulties or unfavorable costs will not be encountered in mass-production of the On-Command Catheter and, in such event, these difficulties or costs could result in a material adverse effect on the Company's business, financial condition and results of operations.

     BMT utilizes many raw materials in the manufacturing process that are subject to various environmental laws and regulations. In the event of a violation of environmental laws, the Company could be held liable for damages and for the costs of remedial actions and could also be subject to revocation of permits necessary to conduct its business. Any such revocations could require the Company to cease or limit production at its facilities, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is also subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Changes or restrictions on discharge limits, emissions levels, or material storage or handling might require a high level of unplanned capital investment and/or subsequent relocation to another location. There can be no assurance that the Company will be able to comply with the discharge levels mandated or that the costs of complying with such regulations will not require additional capital expenses. Furthermore, there can be no assurance that compliance with such regulations will not have a material adverse effect on the Company's business, financial condition and results of operations.

RESEARCH AND DEVELOPMENT


     The Company's current research and development efforts are focused primarily on broadening the number of On-Command configurations to address additional clinical indications, as well as developing the Snap-Shot Urine Chemistry Test System. The Company also intends to continue to build upon its clinical knowledge and relationships to develop additional advanced, innovative products for the management, treatment and diagnosis of other urological problems. Accordingly, the Company intends to continue to devote significant funds to its research and development activities. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     On-Command Convertible Catheter


     The On-Command Convertible Catheter is being developed for use in patients requiring temporary bladder management in a clinical setting where a Foley or intermittent type catheter would normally be used to monitor urine output and chemistry and evaluate kidney function. With the inflator portion attached, the On-Command Convertible Catheter functions as would a Foley catheter allowing for continuous bladder drainage. When continuous monitoring is no longer necessary and continence has not yet returned, the inflator portion of the On-Command Convertible Catheter can be disconnected and the device then functions in the controlled flow mode. The patient can then move about without restriction or without the attendant problems associated with an indwelling Foley catheter, external tubing and collection bag. The Company estimates that over two million Foley catheters are used annually in the United States for extended post-surgery catheterization. The Company believes that separate clinical trials will not be necessary for approval of the On-Command Convertible Catheter, and that the device will be evaluated as an engineering modification to the current On-Command Catheter.


     On-Command Control Catheter


     The On-Command Control Catheter is being developed for use with semi-ambulatory or bed-ridden patients in long-term or home care environments. An estimated $3 billion is spent annually in nursing homes to manage incontinence alone. The On-Command Control Catheter incorporates a mechanical valve mechanism that can be easily opened or closed by a caregiver to facilitate patient voiding. The Company believes the device will be useful in the management of incontinence in nursing homes and extended care settings, replacing adult diapers, Foley catheters, male external catheters and suprapubic catheters. The Company believes that separate clinical trials will not be necessary for approval of the On-Command Control Catheter, and that the device will be evaluated as an engineering modification to the current On-Command Catheter.

     Snap-Shot Urine Chemistry Test System


     The urine chemistry test system, to be identified under the trademark "Snap-Shot," is a simple disposable device used for the chemical analysis of urine samples. The product is a completely closed system in which urine can be easily collected and tested for various chemical components. Because urine is a body fluid that can potentially transmit dangerous diseases, OSHA has mandated the use of precautionary measures when such fluids are being handled. The use of gloves, gowns, face protection and special ventilation and disposal for these supplies, as well as the specimen, raises the cost of urinalysis performed in a physician's office.



     The Snap-Shot is designed to ensure compliance with OSHA safety regulations for the safe handling of body fluids during testing procedures. The Company is not aware of any other manual urinalysis device which is either currently on the market or under development and which complies with these regulations. The Company believes that the Snap-Shot will be classified as a Class I device, and therefore the Company will have to seek FDA marketing clearance or approval through a 510(k) premarket notification. The Snap-Shot is in the prototype stage of development and there can be no assurance that the Company will be able to develop it as a product that will be accepted by the market or generate significant sales. The Company has not sold any Snap-Shot products to date. The Company estimates the potential annual market in the United States for the Snap-Shot, if it proves to be feasible, to be approximately $200 million.


     BMT Development Capabilities


     BMT's prototype development and manufacturing expertise complement UroQuest's basic research capabilities. BMT currently has a fully-staffed pilot production laboratory with a range of capabilities including product molding, extrusion, testing and assembly. BMT also has extensive experience in silicone manufacturing and in materials selection for specific applications. BMT's research and development staff consists of 7 engineers and 14 skilled technicians. The Company intends to benefit from BMT's research and development capabilities in connection with its development of the On-Command Catheter and other urology products.


COMPETITION


     Competition in the market for treatment and management of urological disorders is intense and is expected to increase. The Company believes that the primary competitive factors for its products will include the level of physician and consumer awareness and acceptance of available management methods, the degree, rate and severity of potential complications, price and related benefits, lifestyle implications, available reimbursement and the training of health care professionals and consumers in the use of available management methods. The Company's ability to compete in this market will also be affected by its product development capabilities and innovation, its ability to obtain required regulatory approval, its ability to protect the proprietary technology, its manufacturing and marketing capabilities and its ability to attract and retain skilled employees.



     The Company believes its principal competition will come from existing incontinence management modalities, such as adult diapers and absorbents, with additional competition from existing catheter and surgery products. Current major competitors who compete in the adult absorbent market include Kimberly-Clark Corporation, Procter & Gamble Company, Johnson & Johnson Co., Confab Technologies, Inc. and INBRAND Corporation. Current major competitors who compete in the catheter/urine collection bag drainage system market include C.R. Bard, Inc., Kendall Co., Mentor Corporation, Convatec and Baxter Technologies, Inc. Current major competitors who compete in the market for surgical or implantable products for incontinence include American Medical Systems, Inc., C.R. Bard, Inc., Mentor Corporation, Johnson & Johnson Co. and Collagen Corporation.



     The Company is aware that UroMed Corp., UroHealth, Inc., Rochester Medical Corporation, Influence, Inc. and others are developing a number of alternative products for the management of female stress incontinence. The Company is not aware of any new products or technologies currently being tested that compete directly with the On-Command Catheter in the male urinary outflow dysfunction market.



     Most of the Company's competitors and potential competitors have significantly greater financial, technical, research, manufacturing, marketing, sales, distribution and other resources than the Company. It is possible that other large health care and consumer product companies may also enter the Company's markets in the future. Furthermore, academic institutions, governmental agencies and other public and private research organizations will continue to conduct research, seek patent protection and establish arrangements for commercializing products that may compete with products offered by the Company.



     There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and products that are more effective or commercially attractive than any which may be offered by the Company, or that such competitors will not succeed in obtaining regulatory approval, introducing or commercializing any such products prior to the Company. Such developments could have a material adverse effect on the Company's business, financial condition and results of operations.


PATENTS AND PROPRIETARY RIGHTS


     The Company's success will depend, in part, on its ability to obtain and maintain patent protection for its products, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company's strategy regarding the protection of its proprietary rights and innovations is to seek patents on those portions of its technology that it believes are patentable and to protect as trade secrets other confidential information and proprietary know-how.



     UroQuest holds ten United States patents, eight of which relate to the On-Command Catheter, and numerous foreign patents and has five United States patent applications and various foreign patent applications pending. One United States patent and two patent applications relate to the Snap Shot chemistry test system. The issued United States patents include both method and device claims. The Company's first two patents, which relate to the On-Command Catheter, expire in 2000 and 2001 and the remainder of all other patents, including six related to the On-Command Catheter, expire in the years from 2007 through 2014. In addition, BMT holds fifteen Unites States patents and nine foreign patents. BMT's issued patents cover technology related to proprietary products and, except for two patents that expire in 1999 and 2000, have expiration dates ranging from 2002 to 2014. The Company believes that its patents contain claims which may provide a substantial competitive advantage to the Company. However, there can be no assurance that the Company's issued patents, or any patents which may be issued as a result of the Company's applications, will offer any degree of protection. Moreover, there can be no assurance that any of the Company's patents or patent applications will not be challenged, invalidated or circumvented in the future. In addition, there can be no assurance that competitors, many of whom have substantial resources and have made significant investments in competing technologies, will not apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or internationally.



     Some of the technology used in, and that may be important to, the Company's products is not covered by any patent or patent application of the Company. Therefore, the Company also relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through proprietary information agreements with employees, consultants and other parties. The Company's proprietary information agreements with its employees and consultants contain provisions requiring such individuals to assign to the Company without additional consideration any inventions conceived or reduced to practice by them while employed or retained by the Company, subject to customary exceptions. There can be no assurance that proprietary information agreements with employees, consultants and others will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competi-tors. Moreover, litigation associated with the enforcement by the Company of its trade secrets and proprietary know-how can be lengthy and costly, with no guarantee of success.



     The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. The Company is aware of patents held by other participants in the urological disorder management market, and there can be no assurance that the Company will not in the future become subject to patent infringement claims and litigation or interference proceedings before the PTO.



     Any litigation or interference proceedings would result in substantial expense to the Company and significant diversion of attention by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.


     To date, no claims have been brought against the Company alleging that its technology or products infringe intellectual property rights of others. However, there can be no assurance that such claims will not be brought against the Company in the future or that any such claims will not be successful.


     The Company seeks to protect its trademarks through registration. On-Command(R) is a registered trademark of UroQuest. In addition, UroQuest has filed intent to use applications for other marks which have been approved by the PTO. BMT holds four registered trademarks, including Bivona(R), Fome-Cuf(R), Aire-Cuf(R) and Saf T Flo(R) and 16 trademarks for which United States and foreign registrations are pending. There can be no assurance, however, that registration of the Company's trademarks will provide any significant protection.


GOVERNMENT REGULATION


     The Company's products, including the On-Command Catheter, will be subject to pervasive and continuing regulation by the FDA. Pursuant to the Federal Food, Drug and Cosmetic Act (the "FDC Act") and regulations promulgated thereunder, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices in the United States. Prior to commercialization in the United States, a medical device generally must receive FDA clearance or approval, which can be an expensive, lengthy and uncertain process. Regulatory agencies in the various foreign countries in which the Company's products may be sold may impose additional or varying regulatory requirements. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution. The FDA also has authority to request recall, repair, replacement or refund of the cost of any device manufactured or distributed by the Company.



     Following the enactment of the Medical Device Amendments to the FDC Act in May 1976, the FDA has classified medical devices in commercial distribution into one of three classes, Class I, II or III. This classification is based on the controls deemed necessary to reasonably ensure the safety and efficacy of medical devices. Class I devices are those whose safety and efficacy can reasonably be ensured through general controls, such as adequate labeling, premarket notification and adherence to FDA-mandated good manufacturing practices ("GMPs"). Class II devices are generally those whose safety and efficacy can reasonably be ensured through the use of general and special controls, such as performance standards, post-market surveillance, patient registries and FDA guidelines. The Company believes that the On-Command Catheter will be considered a Class II device. Class III devices are devices which must receive premarket approval by the FDA to ensure their safety and efficacy, generally life-sustaining, life-supporting or implantable devices, and also include all new devices introduced after May 28, 1976 that are not "substantially equivalent" to legally marketed products. Manufacturers must also comply with MDR requirements that a firm report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.



     The Company is subject to routine inspection by the FDA and certain state agencies for compliance with GMP requirements, MDR requirements, and other applicable regulations. The FDA has proposed changes to the GMP regulations which will likely increase the cost of compliance with GMP requirements. Changes in existing requirements or adoption of new requirements could have a material adverse effect on the Company's business, financial condition and results of operation. There can be no assurance that the Company will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon the Company's business, financial condition or results of operation.


     The Company also is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business.


     Before a new device can be introduced into the market in the United States, the manufacturer or distributor generally must obtain FDA marketing clearance or approval through either a 510(k) premarket notification or a PMA application. If a manufacturer or distributor of medical products can establish that a new device is "substantially equivalent" to a legally marketed Class I or Class II medical device or to a pre-amendment Class III medical device for which the FDA has not required premarket approval ("PMA"), the manufacturer or distributor may seek FDA marketing clearance for the device by submitting a 510(k) notification. The FDA recently has been requiring more vigorous demonstration of substantial equivalence than in the past, including in some cases requiring submission of clinical data. The 510(k) notification and the claim of substantial equivalence may have to be supported by various types of information indicating that the device is as safe and effective for its intended use as a legally marketed predicate device.



     Following submission of the 510(k) notification, the manufacturer or distributor may not place the device into commercial distribution until an order is issued by the FDA. The FDA has no specific time limit by which it must respond to a 510(k) notification. It generally takes from four to 12 months from submission to obtain 510(k) premarket clearance, but may take longer. The FDA may agree with the manufacturer or distributor that the proposed device is "substantially equivalent" to another legally marketed device, and allow the proposed device to be marketed in the United States. The FDA may, however, determine that the proposed device is not substantially equivalent, or may require further information, such as additional clinical data, before a substantial equivalence determination can be made. Such determination or request for additional information could prevent or delay the market introduction of a new product. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions.

     If a manufacturer or distributor cannot establish to the FDA's satisfaction that a new device is substantially equivalent to a legally marketed medical device, the manufacturer or distributor will have to seek a PMA of the device. A PMA, which must prove that a device is safe and effective, must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of preclinical testing, clinical trials and extensive manufacturing information. The PMA process can be expensive, uncertain and lengthy. Upon receipt of a PMA application, the FDA makes a threshold determination as to whether the application is sufficiently complete to permit a substantive review. If sufficiently complete, the application is declared fileable by the FDA and the FDA will begin an in-depth review of the PMA. The FDA review of a PMA application generally takes one to three years from the date the PMA is accepted for filing, but may take significantly longer. A number of devices for which FDA approval has been sought by other companies have never been approved for marketing. Modifications to a device that is the subject of an approved PMA, its labeling or manufacturing process may require approval by the FDA of PMA supplements or new PMAs. Supplements to a PMA often require the submission of the same type of information required for an initial PMA, except that the supplement is generally limited to that information needed to support the proposed change from the product covered by the original PMA.



     If human clinical trials of a device are required, whether for a 510(k) or a PMA, and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) will have to file an investigational device exemption ("IDE") application prior to commencing human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and one or more appropriate Institutional Review Boards ("IRBs"), human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by one or more appropriate IRBs without the need for FDA approval. Submission of an IDE does not give assurances that FDA will approve the IDE and, if it is approved, there can be no assurance that FDA will determine that the data derived from these studies will support the safety and efficacy of the device or warrant the continuation of clinical studies. An IDE supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects.



     The FDA has approved IDEs for both the Male On-Command Catheter and the Female On-Command Catheter. The Company has obtained IRB approval and is conducting non-randomized pilot evaluations of both devices prior to initiating controlled, randomized studies. There can be no assurance that the FDA will determine that the data derived from these studies will support the safety and efficacy of the devices or warrant the continuation of clinical studies.



     The Company currently does not expect to submit a 510(k) notification for the Male On-Command Catheter for single use insertion of up to 30 days until the first quarter of 1997 or for the Female On-Command Catheter for single use insertion until mid-1997, at the earliest. There can be no assurance that a 510(k) notification for either the Male On-Command Catheter or Female On-Command Catheter will be submitted in these time frames, nor can there be any assurance that clearance will be obtained for single use insertion, or that subsequent clearance for successive insertion use will be obtained. Any failure to obtain, or delay in obtaining, such clearances would have a material adverse effect on the Company's business, financial condition and results of operations. There also can be no assurance that the FDA will not require a PMA for either the Male On-Command Catheter or the Female On-Command Catheter. The Company is aware of at least one instance in which the FDA initially advised the sponsor of a female urological device for women with incontinence that 510(k) clearance would be the appropriate regulatory path to market but subsequently required the sponsor to seek PMA approval.



     There can be no assurance that the Company will be able to obtain necessary regulatory clearances or approvals for its products on a timely basis or at all, and delays in receipt of or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, limitations on intended use imposed as a condition of such clearances or approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.



     Sales of medical devices outside of the United States are subject to regulatory requirements that vary widely from country to country. The time necessary to obtain approval for sale in other countries may be longer or shorter than that required for FDA approval, and requirements may differ from FDA requirements. The Company expects to initiate clinical evaluation of the Male On-Command Catheter in Europe pursuant to an arrangement with Braun. Braun will be responsible for management of the evaluation and obtaining regulatory approval for the On-Command Catheter, and such approval will therefore be outside the Company's control. Moreover, the success of such evaluation in Europe will be dependent, in large part, on Braun's capabilities and performance. Some countries in which the Company intends to sell devices through distributors (for example, Germany, France and Spain) either do not currently regulate medical devices such as the On-Command Catheter or have minimal registration requirements. However, these countries may develop more extensive regulations in the future that could impact the Company's ability to market the On-Command Catheter. Some countries have historically permitted human studies earlier in the product development cycle than the United States. Other countries, such as Japan, have standards similar to those of the FDA. This disparity in the regulation of medical devices may result in more rapid product approvals in certain countries than in the United States, while approvals in countries such as Japan may require longer than in the United States. The export of medical devices is also subject to regulation in certain instances.



     BMT, as a developer and manufacturer of Class I and Class II medical devices, is also subject to all of the foregoing regulatory requirements of the FDA. BMT is also registered with the FDA as a distributor, initial importer, repackager and relabeler of medical devices. Among its activities, BMT markets a range of proprietary and OEM products, most of which were required to receive 510(k) clearance. BMT has made modifications to one or more of its cleared proprietary devices that BMT believes do not require the submission of new 510(k) notices. There can be no assurance, however, that the FDA would agree with any of BMT's determinations not to submit a new 510(k) notice for any of these changes or would not require BMT to submit a new 510(k) notice for any of the changes made to BMT's devices. If the FDA requires BMT to submit a new 510(k) notice for any device modification, BMT may be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA.



     BMT is currently seeking certification of conformance to ISO-9001 Standards. BMT has contracted with a foreign certification services company to act on its behalf for assessment of compliance with the provisions of the Medical Device Directive ("MDD") of the European Union. BMT's products are classified as Class IIA, and self certification and authorization for application of the CE mark under Annex II of the MDD (full quality system in conformance to EN29001 and EN46001) is expected to be sought in the fourth quarter of 1996. There can be no assurance that BMT will obtain ISO-9001 certification or CE mark status.


PRODUCT LIABILITY AND INSURANCE


     The business of the Company entails significant product liability and recall risks. A recent United States Supreme Court decision held that product liability may exist despite FDA approval and future court decisions may also affect the Company's risk of product liability. Although the Company intends to obtain product liability insurance covering the On-Command Catheter prior to commercialization, it does not currently have such insurance which may be expensive and may not be available on acceptable terms, if at all. BMT maintains product liability insurance in the amount of $5 million and evaluates its insurance requirements on an ongoing basis. The Company does not maintain product liability insurance for products that are in clinical trials or otherwise in the development stage. A successful product liability claim or series of claims brought against the Company that are not covered by insurance or are in excess of BMT's insurance coverage with respect to BMT's products could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that future product recalls, which could have a material adverse effect on the Company's business, financial condition and results of operations, will not occur.


EMPLOYEES


     As of August 31, 1996, UroQuest employed a total of 9 full-time employees, including 3 in research and development, 4 in administration and 2 in regulatory. As of August 31, 1996, BMT employed a total of 197 full-time employees and 39 part-time employees, including 171 in manufacturing, 25 in research and development, 16 in administration, 11 in regulatory and quality assurance, and 13 in sales and marketing. The Company believes that it has been successful in attracting experienced and capable personnel. However, there can be no assurance that the Company will continue to do so.


     None of the Company's employees is covered by collective bargaining agreements. The Company considers relations with its employees to be good. In the past six years, BMT has faced two union election contests at its manufacturing facility, each of which failed. There can be no assurances that BMT will not face additional attempts to unionize its employees. In the event BMT becomes subject to a collective bargaining agreement, it may experience increased labor and related costs that could have a material adverse effect on the Company's business, financial condition and results of operations.

FACILITIES


     The Company's principal facilities consist of UroQuest's headquarters in Salt Lake City, Utah and BMT's headquarters in Gary, Indiana. The Company believes that its facilities are adequate for its current operations.



     BMT owns a 45,000 square foot manufacturing plant located on a 20 acre parcel of land in Gary, Indiana, on which BMT's operations are headquartered. The plant's space is allocated as follows: approximately 12,000 square feet dedicated to equipment-intensive production, approximately 10,000 square feet dedicated to office and support activity, and approximately 23,000 square feet dedicated to cleanroom production and packaging. Additionally, BMT leases an 18,600 square foot warehouse and shipping facility located approximately five miles from the manufacturing plant. The lease runs through December 1998 and the current annual rate on the lease is approximately $60,000.



     UroQuest currently leases approximately 2,300 square feet in Salt Lake City, Utah pursuant to a lease expiring in September 2000. The current annual rate on the lease is $37,017, with annual increases based on the percentage increase in the prior year's average consumer price index, beginning in October 1998. Current space is dedicated to administration, sales and marketing and regulatory activities.


LEGAL PROCEEDINGS

     The Company is not currently involved in any legal proceedings, nor is the property of the Company subject to any such proceedings. There can be no assurance, however, that the Company will not experience material litigation with respect to the operation of its business.

BMT

     BMT manufactures and markets a series of proprietary products under the BMT label. BMT's products consist primarily of silicone based medical devices used in a wide variety of clinical applications, including tracheostomy and endotracheal tubes for airway management and voice prostheses for voice restoration. BMT also produces a range of complex catheter type products on an OEM and private label basis for other medical device companies in areas that include gastrointestinal feeding, esophageal management, cardiac perfusion, hyperalimentation and dialysis.


     BMT uses a small direct sales force to market its proprietary products to medical specialists including ear, nose and throat ("ENT") surgeons, respiratory therapists, speech pathologists and anesthesiologists. A group of specialty medical dealers is used in international markets. Approximately 20% of BMT's net sales are currently derived from sales in international markets.



     The current proprietary product line includes over 400 different products sold to approximately 9,000 customers in 40 different countries. The OEM product line includes approximately 500 additional products sold to about 20 different companies, most of which are Fortune 500 medical device companies. For the year ended December 31, 1995 and the six months ended June 30, 1996, OEM sales accounted for approximately 40% of BMT's net sales. During each of these periods, sales to Abbott Laboratories accounted for approximately 20% of total net sales. Although BMT intends to continue developing its OEM business, there can be no assurance that BMT will be successful in its efforts or that its OEM customers will react favorably to the acquisition of BMT by UroQuest. The loss of Abbott Laboratories or other OEM customers could have a material adverse effect on the Company's business, financial conditions and results of operations.



     The OEM business is serviced by a team of contract sales agents with support from the BMT engineering staff. BMT is positioned as a value added manufacturer providing complete product development, regulatory affairs, manufacturing and packaging service. BMT emphasizes its broad expertise in complex catheter manufacturing, silicone fabrication techniques and surface enhancement technologies.



     BMT competes with a number of other silicone fabricators for OEM and private label business. The OEM business is highly competitive and the timing and volume of orders can fluctuate significantly. BMT does not attempt to compete with the high volume molded part producers, but specializes in complete device assemblies of complex products. Because virtually all of BMT's proprietary and OEM products incorporate silicone components, any cost increase or other negative development associated with this material could adversely affect its business, financial condition and results of operations.



     BMT's proprietary silicone products compete primarily against non-silicone counterparts produced by a number of large multinational companies including Mallinkrodt Group Inc., Sims and Rusch Inc. In addition, there are a number of smaller companies that compete in other BMT market areas, including InHealth in voice restoration and Xomed Surgical Products, Inc. in ENT. Competition in the markets for BMT's proprietary products is intense. Many of BMT's proprietary products and OEM competitors have significantly greater financial, marketing, distribution and other resources than BMT. Existing and future competitive factors could have a material adverse effect on the Company's business, financial condition and results of operations.



     The discussion contained above regarding third-party reimbursement for medical devices and the On-Command Catheter in particular is generally applicable to BMT's proprietary line of products. Failure to obtain such reimbursement for such products could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Third-Party Reimbursement."



     For additional information with respect to the business and operations of BMT, see "Risk Factors," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Business -- Manufacturing, -- Research and Development, -- Patents and Proprietary Rights, -- Government Regulation, -- Product Liability and Insurance, -- Employees, -- Facilities, and -- Legal Proceedings."

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

     The executive officers, key employees and directors of the Company are as follows:


                 NAME                   AGE                         POSITION
--------------------------------------  ---     -------------------------------------------------
Eric B. Hale                            43      President, Chief Executive Officer and Director
Tom E. Brandt                           43      Chief Operating Officer and Director Nominee
Richard C. Davis, M.D.                  43      Chief Science Officer and Chairman of the Board
Gregory S. Ayers                        35      Vice President, Chief Financial Officer and
                                                Treasurer
Terrence L. Domin                       49      Vice President, Administration and Secretary
J.J. Donohue                            49      Vice President, Research and Development
Anne T. Carter                          41      Director of Clinical & Regulatory Affairs
Jack W. Lasersohn                       43      Director
Gary E. Nei(1)(2)                       52      Director
Maynard Ramsey, III, M.D., Ph.D.(1)     52      Director
Elizabeth H. Weatherman(2)              36      Director


---------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     ERIC B. HALE has served as President, Chief Executive Officer and a Director of the Company since November 1994. Before joining the Company, Mr. Hale was President and Chief Executive Officer of AgriDyne Technologies, Inc., a developer and manufacturer of bio-pesticides, from October 1988 until June 1994. Prior to joining AgriDyne Technologies, Mr. Hale was Vice President and General Manager of the Scientific Products Division of BaxterTravenol, a medical products company, from November 1985 until September 1988. Mr. Hale held various marketing, sales, and general management positions with American Hospital Supply, a medical products company, from June 1975 to November 1985. Mr. Hale holds a B.S. in Chemistry/Psychology from Utah State University.


     TOM E. BRANDT is a director nominee of the Company. Mr. Brandt has been the President and Chief Executive Officer of BMT since June 1989. Prior to joining BMT, Mr. Brandt held various management, marketing and engineering positions with Dow Corning Corporation, a chemical company. Mr. Brandt holds an M.B.A. from Central Michigan University and a B.S. in Engineering from Iowa State University. Following the closing of this Offering, Mr. Brandt will be appointed to the Company's Board of Directors, will serve as the Company's Chief Operating Officer and will continue as President and Chief Executive Officer of BMT.


     RICHARD C. DAVIS, M.D., founded the Company and has served as Chairman of the Board since its inception and as Chief Science Officer since November 1994. Dr. Davis invented the Male On-Command Catheter and is responsible for all research and development activities of the Company. In 1989, he founded Code Blue Medical Corporation, a marketer of medical devices ("Code Blue") and served as Chairman until April 1992, when Code Blue was sold to Ballard Medical Products, a medical products company. Dr. Davis is named as an inventor in over 40 United States patents. Dr. Davis holds an M.D. from the Medical College of Virginia and a B.S. in Chemistry from Old Dominion University.


     GREGORY S. AYERS has served as Vice President, Chief Financial Officer and Treasurer of the Company since April 1994. From August 1991 until April 1994, Mr. Ayers held various senior management positions with Tunstall Consulting, Inc., a corporate financial planning and consulting firm. From September 1983 until May 1991, Mr. Ayers held various positions, including Manager, with KPMG Peat Marwick in the United States, England and Australia. Mr. Ayers holds a B.S. in Accounting from Stetson University. He is a Certified Public Accountant.

     TERRENCE L. DOMIN, a co-founder of the Company, has served as Vice President, Administration and Secretary since April 1992. Previously, Mr. Domin served as Executive Vice President and Chief Operating Officer at Code Blue. From April 1984 until April 1987, Mr. Domin held various positions at Smith Laboratories, a pharmaceutical company, most recently as Director, Sales and Marketing, until its sale to The Boots Company of Nottingham, England. From June 1969 until March 1984, Mr. Domin was with Baxter Healthcare Corporation, a medical products company, in a series of domestic and international marketing management positions. Mr. Domin holds a B.S. in Mathematics from Loyola University, Chicago.



     J.J. DONOHUE has served as Vice President, Research and Development since August 1996. Prior to joining the Company, Mr. Donohue was the Vice President of Research and Development for AcroMed Corporation from May 1994 to August 1995. From August 1992 until January 1994 he served as Vice President of Product Development for Zimmer, Inc. and from 1984 to 1992 he was Vice President of Research and Development for Surgitek, Inc., all of which companies are medical device companies. Mr. Donohue holds a B.S. in Biology from Youngstown University.



     ANNE T. CARTER has served as Director of Clinical & Regulatory Affairs of the Company since August 1995. Prior to joining the Company, Ms. Carter was the Director of Clinical & Regulatory Affairs at Iomed, Inc., a specialty pharmaceutical and biomechanical company, from May 1990 until August 1995. Ms. Carter has 20 years of diverse medical experience and 16 years of experience in the clinical development and regulatory affairs of products in the pharmaceutical, biotechnology, and medical device industries. Ms. Carter holds a B.S. in Nursing from Westminster College and a B.S. in Health Education from the University of Utah.



     JACK W. LASERSOHN has served as a director of the Company since June 1995. Mr. Lasersohn has been a Managing Director of the Vertical Group, Inc., a private venture capital and investment management firm, since its formation in 1989 by former principals of F. Eberstadt & Co., Inc. From 1981 to 1989, he was a Vice President and later a Managing Director of the venture capital division of F. Eberstadt & Co., Inc. Mr. Lasersohn also serves as a director of CardioThoracic Systems, Inc., a medical device company, VitalCom Inc., a health care information systems company, and a number of privately-held health care companies. He holds a J.D. from Yale University and an M.A. and B.S. from Tufts University.



     GARY E. NEI has served as a director of the Company since March 1994. Mr. Nei is currently Chairman of the Board of B&B Publishing, a publishing company, and has served as such since May 1995. Previously, Mr. Nei served as Chief Executive Officer of Eon Labs, a pharmaceutical company, from February 1992 until January 1995. From November 1988 until December 1991, he served as the Chief Executive Officer of Lyphomed, a pharmaceutical company. From 1985 until 1986, he served as Executive Vice President of Baxter International, a healthcare company. He is also a director of Difco Inc., a biological products company, W. H. Brady Co., an adhesives and graphics technology company, and Nei Turner Interactive, a software company. He holds an M.B.A. from Northwestern University and a B.A. from Ripon College.



     MAYNARD RAMSEY, III, M.D., PH.D. has served as a director of the Company since March 1994. Dr. Ramsey was a founder of Applied Medical Research, Inc., a medical products company, which was acquired by Johnson & Johnson Co. in 1979 and became the patient monitoring business of Critikon, Inc., where he served as Vice President of Science and Technology and Vice President of Research and Development from 1979 until March 1994. Dr. Ramsey has received numerous awards for his scientific and research achievements, holds 16 United States patents, has authored 12 publications and has presented 21 papers. He holds an M.D. from Duke University, a Ph.D. from Duke University and a B.A. in Chemistry from Emory University.



     ELIZABETH H. WEATHERMAN has served as a director of the Company since June 1995. Ms. Weatherman is a Managing Director of E.M. Warburg, Pincus & Co., Inc., a private investment firm, and has been with the firm since June 1988. Ms. Weatherman is a director of Cardiotronics Systems, Inc., a medical device company, VitalCom Inc., a health care information systems company and several privately-held health care companies. Ms. Weatherman holds an M.B.A. from Stanford University and a B.A. from Mount Holyoke College.


     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. The Board of Directors has a Compensation Committee, which establishes compensation policies and is responsible for determinations regarding salaries, incentive compensation and other forms of compensation for directors, officers and other employees of the Company. The Audit Committee of the Board of Directors is responsible for reviewing the scope of and work performed by the Company's independent auditors. Officers are elected by and serve at the discretion of the Board of Directors or pursuant to individual employment agreements. All executive officers of the Company intend, while employed by the Company, to devote substantially all of their full working time and attention to the Company's business and affairs. There are no family relationships among the directors or officers of the Company.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     In addition to the functions and responsibilities discussed above, the Compensation Committee also administers the Company's incentive compensation plans. The Compensation Committee consists of Gary E. Nei and Elizabeth H. Weatherman. Mr. Hale, who is the Company's President and Chief Executive Officer, also participates in certain discussions and decisions regarding salaries and incentive compensation for employees of and consultants to the Company, except that Mr. Hale is excluded from discussions regarding his own salary and incentive compensation.



KEY EMPLOYEES OF BMT



     John M. Sandie, 45, has served as Vice President of Operations of BMT since September 1989. Prior to joining BMT, Mr. Sandie held various production management and engineering positions with Dow Corning. Mr. Sandie holds a B.S. in Mechanical Engineering from Lake Superior State College.



     Harry M. Kaufman, 56, has served as Director of Regulatory Affairs, Quality Assurance and Quality Control of BMT since June 1988. Before joining BMT, Mr. Kaufman was employed in various management positions with Alcide Corporation, a pharmaceutical company, Pfizer, a pharmaceutical company, Baxter Healthcare, a healthcare company, and Martin-Marietta, an aerospace company. Mr. Kaufman holds an M.B.A. from Sacred Heart University, an M.S. in Microbiology from Arizona State University and a B.S. in Biology from Texas Western University.



     Stuart J. Marcadis, 36, has served as Director of Engineering/Research and Development of BMT since July 1991. Mr. Marcadis was previously with DLP, a developer and manufacturer of cardiovascular medical devices, serving as Product/Process Development Engineering Manager from March 1989 to July 1991. Mr. Marcadis holds a B.S. in Chemical Engineering from Rose-Hulman Institute of Technology.



     Joe H. Flacke, 41, has served as Secretary/Treasurer and Director of Administration of BMT since November of 1988. From 1983 to 1988, Mr. Flacke was General Production Manager for Teknar, Inc., a manufacturer of medical electronic equipment. Prior to working at Teknar, Mr. Flacke was an electronics technician at Washington University. Mr. Flacke holds an M.B.A. from Fontbonne College and a B.S. in Data Processing from Washington University.


MEDICAL ADVISORY BOARD


     The Company has established a Medical Advisory Board (the "Advisory Board") consisting of six members to review and comment on the scientific aspects of the Company and to develop suggestions for new ideas and products. Members of the Advisory Board are appointed for a two-year term, and the Advisory Board meets two times per year.

     The members of the Advisory Board are set forth below. With the exception of Dr. Rodney Appell, who has served as a member of the Advisory Board since August 1994, each of the members of the Advisory Board was appointed in April 1996.


     Anthony W. Middleton, Jr., M.D. serves as Chairman of the Advisory Board. Dr. Middleton is currently serving as the Chairman of the Division of Urology at LDS Hospital in Salt Lake City, Utah, and as Chairman of the Board of UROPAC (National Urological Political Action Committee). He recently completed a term as national President of the American Association of Clinical Urologists. In addition to being a full-time practicing urologist, he has published over 100 articles and papers on various aspects of urology and organized medicine. Dr. Middleton is a graduate of Cornell University Medical College.


     Rodney Appell, M.D. currently serves as Chief of Urology at the Cleveland Clinic and is a widely published and active researcher in the area of urinary dysfunction. In addition, Dr. Appell is the Clinical Professor of Urology at the Louisiana State University School of Medicine. Dr. Appell holds an M.D. from Jefferson Medical College.

     Fray F. Marshall, M.D. has been a Professor of Urology and Director, Division of Adult Urology, at The Johns Hopkins Hospital, Baltimore, Maryland since July 1990. Dr. Marshall holds an M.D. from the University of Virginia.


     Joseph A. Smith, Jr., M.D. has been the William L. Bray Professor and Chairman of the Department of Urologic Surgery and Interim Director, Section of Surgical Sciences, at Vanderbilt University School of Medicine, Nashville, Tennessee since July 1991. Dr. Smith holds an M.D. from the University of Tennessee.



     Peter Scardino, M.D. has headed the Department of Urology, Baylor School of Medicine, Houston, Texas since 1987. Dr. Scardino holds an M.D. from Duke University.


     Larry Wright, M.D. has been the Director of Microbiology Laboratory at LDS Hospital, Salt Lake City, Utah since 1989. Dr. Wright holds an M.D. from the University of Utah.

EXECUTIVE COMPENSATION


     The following table sets forth certain information for the calendar year ended December 31, 1995, regarding the compensation of the Company's President and Chief Executive Officer and each of the other two most highly compensated executive officers of the Company (the "Named Executive Officers").


                           SUMMARY COMPENSATION TABLE


                                                                    ANNUAL
                                                                 COMPENSATION
                                                                 ------------        ALL OTHER
             NAME AND PRINCIPAL POSITION                YEAR        SALARY         COMPENSATION
------------------------------------------------------  ----     ------------     ---------------
Eric B. Hale..........................................  1995       $190,000           $ 3,600(1)
  President and Chief Executive Officer
Terrence L. Domin.....................................  1995        120,000                --
  Vice President, Administration
Richard C. Davis......................................  1995        125,385                --
  Chairman of the Board and
     Chief Science Officer


---------------


(1) Consists of a $600 per month automobile allowance paid by the Company for a six-month period.

OPTION GRANTS AND EXERCISES IN THE YEAR ENDED DECEMBER 31, 1995
AND FISCAL YEAR END OPTION VALUES

     There were no options granted to the Named Executive Officers listed in the Summary Compensation Table above during the fiscal year ended December 31, 1995.

     The following table sets forth certain information as to options exercised during the fiscal year ended December 31, 1995 and as to unexercised options held at the end of such fiscal year by the Named Executive Officer of the
Company:


                                                                    NUMBER OF                   VALUE OF UNEXERCISED
                                                               UNEXERCISED OPTIONS              IN-THE-MONEY OPTIONS
                               SHARES                              AT YEAR END                     AT YEAR END(1)
                             ACQUIRED ON      VALUE       -----------------------------     -----------------------------
           NAME               EXERCISE       REALIZED     EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
---------------------------  -----------     --------     -----------     -------------     -----------     -------------
Eric B. Hale...............     85,714       $103,414        68,477          216,242          $64,773         $ 110,283
Richard C. Davis...........         --             --        53,452           53,691          $27,261         $  27,382
Terrence L. Domin..........         --             --       132,282          187,142          $67,515         $  95,442


---------------

(1) Calculated on the basis of the fair market value of the Common Stock on December 31, 1995 of $1.21 per share, as determined by the Company's Board of Directors, minus the exercise price.

EMPLOYMENT AGREEMENTS


     The Company has entered into employment agreements with Richard C. Davis, M.D., its Chairman of the Board and Chief Science Officer, Eric B. Hale, its President and Chief Executive Officer, Gregory S. Ayers, its Vice President, Chief Financial Officer and Treasurer, Terrence L. Domin, its Vice President, Operations and Secretary and J.J. Donohue, its Vice President, Research and Development. Dr. Davis's employment agreement provides for base pay of $130,000 per annum, plus performance bonuses based upon criteria measured by the Board of Directors. Mr. Hale's employment agreement provides for base pay of $195,000 per annum, performance bonuses based upon criteria measured by the Board of Directors and severance constituting salary and benefits continuation for up to eighteen months following termination of employment without cause. The Company's employment agreement with Mr. Domin provides for base pay of $120,000 per annum. The Company's employment agreement with Mr. Donohue provides for base pay of $125,000 plus eligibility for bonuses. The Company's employment agreements with Messrs. Davis, Domin, Ayers and Donohue provide for severance of salary and benefits continuation for up to nine months following termination without cause. Each of these employment agreements provides for grants of stock options. All officers will also be entitled to acceleration of vesting of outstanding stock and options in the event the Company is acquired. The vesting of each such officer's options and any stock held subject to repurchase by the Company would accelerate so that any such stock or options would be 100% vested. In addition, in connection with the acquisition of BMT, the Company has entered into an employment agreement with Tom E. Brandt, Chief Operating Officer, which provides for annual base compensation of $168,000 for five years.


DIRECTOR COMPENSATION


     Directors of the Company do not receive cash for services they provide as directors. All directors of the Company, other than those designated by Warburg and Vertical, have been granted options to purchase an aggregate of 107,143 shares of Common Stock at an exercise price of $0.70 per share. The options vest over a five-year period, although all shares become immediately exercisable in the event there is a change in control of the Company. See "Stock Plans -- 1994 Stock Option Plan" and "Certain Transactions." The Company does not pay additional amounts for committee participation or special assignments of the Board of Directors.


COMPENSATION OF MEDICAL ADVISORY BOARD MEMBERS

     Pursuant to separate consulting, confidentiality and non-competition agreements between the Company and each member of its Medical Advisory Board, the Company has agreed to pay each such

Advisory Board member $1,000 per meeting attended. In addition, in April 1996 the Company granted certain of its Advisory Board members options to purchase an aggregate of 5,716 shares of Common Stock at a price of approximately $1.75 per share and a cumulative exercise price of approximately $10,000.


STOCK PLANS


     1994 Stock Option Plan. A total of 1,428,571 shares of Common Stock have been reserved for issuance under the Company's 1994 Stock Option Plan (the "Stock Plan"). As of June 30, 1996, 139,934 shares had been issued upon the exercise of stock options granted under the Stock Plan, 1,055,674 shares were subject to outstanding options and 232,963 shares remained available for future grant. The Stock Plan is administered by the Compensation Committee of the Board of Directors, which determines the terms of awards granted, including recipient, type of award, exercise price, number of shares subject to the award and vesting terms. Under the Stock Plan, options may be granted to employees, including directors who are employees, and consultants. Only employees may receive "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), which are intended to qualify for certain tax treatment; non-employees receive "nonqualified stock options," which do not qualify for such treatment. In the event of a change in control of the Company, including a merger or sale of substantially all of the Company's assets, outstanding options may be assumed by any successor corporation or may become exercisable. The exercise price of stock options under the Stock Plan must at least equal the fair market value of the Common Stock on the date of grant. Options granted under the Stock Plan generally vest on a cumulative monthly basis over five years and must be exercised within ten years.



     1996 Employee Stock Purchase Plan. The Company's 1996 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in July 1996. A total of 250,000 shares of Common Stock have been authorized for issuance under the Purchase Plan. No shares have been issued under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be administered by the Compensation Committee of the Board of Directors. Under the Purchase Plan, the Company will withhold a specified percentage (not to exceed 15%) of each salary payment to participating employees over certain offering periods. Any employee who has been employed for at least six months and who is currently employed for at least 20 hours per week or for at least five consecutive months in a calendar year, either by the Company or by a majority-owned subsidiary of the Company, will be eligible to participate in the Purchase Plan. Unless the Compensation Committee of the Board of Directors determines otherwise, each offering period will run for six months. The first offering period will commence approximately 30 days after the date of this Prospectus. New six-month offering periods will commence approximately every six months thereafter. The price at which Common Stock will be purchased under the Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first day of the applicable offering period or the last day of the applicable offering period, whichever is lower. Employees may end their participation in the offering at any time during the offering period and may decrease their participation in the offering at any time during the offering period on one occasion. Participation ends automatically on termination of employment with the Company. The number of shares that a participant may purchase in any offering period is determined by dividing the payroll deductions accumulated during the offering period by the purchase price. However, no person may purchase shares under the Purchase Plan to the extent such person would own 5% or more of the total combined value or voting power of all classes of the capital stock of the Company or of any of its subsidiaries, or to the extent that such person's rights to purchase stock under all employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of stock for any calendar year, determined as of the first day of the applicable offering period. In the event of a merger of the Company with or into another corporation, or the sale of all or substantially all of the assets of the Company, the offering period then in progress will be shortened. The Board of Directors may amend the Purchase Plan at any time. The Purchase Plan shall be in effect for a term of ten years unless terminated earlier pursuant to its terms.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation provides that the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or its stockholders, for any transaction from which the director derived improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Company or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Company or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its stockholders, for improper transactions between the director and the Company and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company is also empowered under its Bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify. Pursuant to this provision, the Company has entered into indemnity agreements with each of its directors and officers.

     At present, there is no pending litigation or proceeding involving a director or officer of the Company in which indemnification is required or permitted, and the Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS


     In August 1992, UroQuest issued 1,285,714 shares of Common Stock and 142,857 shares of Non-Voting Common Stock to Richard C. Davis and to DD Trust, a trust established by Richard C. Davis on behalf of his children, respectively, for patents and trademarks nominally valued at $5,000. Dr. Davis, a founder of the Company, is the Company's Chairman of the Board and Chief Science Officer. In January 1994, UroQuest issued 1,285,714 shares of Voting Common Stock and 142,857 shares of Non-Voting Common Stock to Richard C. Davis and to DD Trust, respectively, for all of the outstanding equity of UroCath Corporation, which was transferred by Dr. Davis and DD Trust to UroQuest. All shares owned by Dr. Davis personally have been transferred to a trust established on his behalf and controlled by Dr. Davis.



     During 1994, UroQuest was assigned patents and trademarks totaling $250,000 by Excalibur Engineering Corporation for which UroQuest issued a $250,000 non-interest bearing note. Excalibur is controlled by Dr. Davis. As the note was non-interest bearing, UroQuest recorded the note net of a $6,840 discount calculated at 8% over the expected term of the note. The note was paid in full and the discount completely amortized by December 31, 1995.



     In June 1994, the Board of Directors of the Company approved issuance of an option to purchase an aggregate of 107,143 shares of Common Stock at $0.70 per share to certain members of the Board of Directors, which shares vest over a five-year term tied to service on the Board of Directors. All shares will be exercisable in full in the event there is a change in control of the Company.



     In June 1994, corporations were formed by certain stockholders of the Company for the purpose of transferring non-core business assets into separate entities. Cash and other assets totaling $235,008 were exchanged with those companies for 8% promissory notes. The notes are payable on demand. In 1994, a valuation allowance was established to account for possible non-collection of the notes. All accrued interest on the notes receivable is provided for monthly.



     In December 1994, Maynard Ramsey, a director of the Company, purchased $150,000 of UroQuest's 12% Secured Promissory Notes due December 1996. In December 1994, Donald P. Sauey, then a director of the Company, purchased $100,000 of UroQuest's 12% Secured Promissory Notes due December 1996.



     In June 1995, Dr. Davis, UroQuest, Warburg and Vertical entered into a Stock Purchase Agreement dated June 15, 1995 (the "Stock Purchase Agreement") pursuant to which Dr. Davis sold, at $0.0035 per share, 1,080,000 shares and 120,000 shares of Common Stock to Warburg and Vertical, respectively, in conjunction with Warburg's and Vertical's purchase from UroQuest, at $3.50 per share, of 565,714 shares and 62,857 shares, respectively, of Series D Convertible Preferred Stock. In conjunction with the transaction, UroQuest issued a warrant to Warburg to purchase 1,428,571 shares of Series D Convertible Preferred Stock at $3.50 per share. Warburg has agreed that Vertical shall be entitled to purchase 142,857 of the shares covered by the warrant. Pursuant to a letter agreement dated June 15, 1995 between UroQuest and Dr. Davis, and in consideration of Dr. Davis's sale of such shares of Common Stock to Warburg and Vertical, UroQuest agreed to indemnify Dr. Davis from and against any liabilities arising from or related to such sale.



     Pursuant to a Termination and Modification Agreement dated September 30, 1996 (the "Termination Agreement") among the Company, Dr. Davis, Warburg and Vertical, the Stock Purchase Agreement will be terminated upon the closing of this Offering. Upon the closing of this Offering, Warburg and Vertical have agreed to exercise the warrant for 1,285,714 shares and 285,714 shares of Common Stock, respectively, at $3.50 per share, and Dr. Davis has agreed to sell to Warburg and Vertical 257,143 shares and 28,571 shares of Common Stock, respectively, at $0.0035 per share.



     Pursuant to the Termination Agreement, so long as each of Warburg and Vertical beneficially owns 50% of the Common Stock owned as of the closing of this Offering, it is entitled to designate three directors to the Board of Directors. The parties to the Termination Agreement have agreed that the size of the Board of Directors will not be increased to more than eleven members without the prior written consent of each of Warburg and Vertical. If each of Warburg and Vertical designated three directors, they would collectively be able to control the direction, management and policies of the Company. In addition, the parties agreed to amend the Right of First Refusal and Co-Sale Agreement dated June 15, 1995 among the parties (the "Co-Sale Agreement") pursuant to which Warburg and Vertical have a first right of refusal to purchase shares of Common Stock owned by Dr. Davis and a right to sell their shares if Dr. Davis receives an offer to purchase his shares in certain circumstances. Pursuant to the Co-Sale Agreement, as amended, all but 200,000 shares owned by Dr. Davis are subject to the Co-Sale Agreement upon the closing of this Offering. On June 15, 1997, an additional 100,000 shares will be released from the restrictions of the Co-Sale Agreement. Every three months thereafter, an additional amount equal to one percent of the number of outstanding shares of the Common Stock will be released from the restrictions of the Co-Sale Agreement.


     All future transactions, including any loans from the Company to its officers, directors, principal stockholders or affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information known to the Company with respect to the beneficial ownership of its Common Stock as of June 30, 1996, after giving effect to each of the events that will occur upon or prior to the closing of this Offering, and as adjusted to reflect the sale of Common Stock offered by the Company hereby at an assumed initial public offering price of $9.00 per share, for (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors and its director nominee, (iii) each Named Executive Officer of the Company and (iv) all directors and executive officers as a group.



                                                                                          PERCENT
                                                                                     BENEFICIALLY OWNED
                                                                              --------------------------------
                                                      NUMBER OF SHARES        PERCENT BEFORE     PERCENT AFTER
             NAME OF BENEFICIAL OWNER               BENEFICIALLY OWNED(1)        OFFERING          OFFERING
--------------------------------------------------  ---------------------     --------------     -------------
Warburg, Pincus Investors, L.P.(2)................        3,188,571                37.7%              27.0%
  466 Lexington Ave., 10th Floor
  New York, NY 10017
Elizabeth H. Weatherman(3)........................        3,188,571                37.7%              27.0%
  Warburg, Pincus Investors, L.P.
  466 Lexington Ave., 10th Floor
  New York, NY 10017
Richard C. Davis, M.D.(4).........................        1,149,644                13.5%               9.7%
  4820 Longwater Way
  Tampa, FL 33615
Thomas E. Brandt(5)...............................        1,605,000                19.0%              13.6%
  206 Anderson Drive,
  Valparaiso, IN 46383
Eric B. Hale(6)...................................          175,810                 2.1%               1.5%
Terrence L. Domin(7)..............................          186,810                 2.2%               1.6%
Jack W. Lasersohn(8)..............................          354,285                 4.2%               3.0%
Maynard Ramsey, III, M.D., Ph.D.(9)...............           94,288                 1.1%                 *
Gary E. Nei(10)...................................           60,000                   *                  *
                                                          ---------                ----               ----
All directors and executive officers as a group
  (9 persons)(11).................................        6,901,511                76.9%              56.0%
                                                          =========                ====               ====


---------------
  * Less than 1%.


 (1) "Beneficial owner" means generally any person who, directly or indirectly, has or shares voting power or investment power with respect to a security. Unless otherwise indicated in these footnotes, or pursuant to applicable state community property laws, each stockholder has sole voting and investment power with respect to the shares beneficially owned. Percentages are determined based upon 8,468,626 shares of Common Stock outstanding on June 30, 1996, or issuable upon exercise of warrants and options exercisable within 60 days of June 30, 1996.



 (2) Represents 3,188,571 shares of Common Stock held by Warburg, Pincus Investors, L.P. ("Warburg"). The sole general partner of Warburg is Warburg, Pincus & Co., a New York general partnership ("WP"). Lionel I. Pincus is the managing partner of WP and may be deemed to control it. E.M. Warburg, Pincus & Company, a New York general partnership that has the same general partners as WP ("EM Warburg"), manages Warburg. WP has a 20% interest in the profits of Warburg and through its wholly owned subsidiary, E.M. Warburg, Pincus & Co., Inc. ("Warburg, Pincus") owns 1.13% of the limited partnership interests in Warburg. Elizabeth H. Weatherman, a director of the Company, is a Managing Director of Warburg, Pincus and a general partner of WP, and EM Warburg. As such, Ms. Weatherman may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) in an indeterminate portion of the shares beneficially owned by Warburg, WP and Warburg, Pincus.



 (3) All of the shares indicated as owned by Ms. Weatherman are owned directly by Warburg and are included because of her affiliation with Warburg. As such, Ms. Weatherman may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by Warburg. Ms. Weatherman disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act.



 (4) Represents 1,085,715 shares of Common Stock held by The Richard C. Davis, Jr. 1993 Revocable Trust, of which Dr. Davis is a trustee and over which Dr. Davis has investment and voting control. Dr. Davis disclaims beneficial ownership of these shares. Also includes 63,929 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of June 30, 1996.



 (5) Represents 1,605,000 shares of Common Stock to be issued at the closing of this Offering to Mr. Brandt as a stockholder of BMT in connection with the acquisition of BMT.


 (6) Includes 90,096 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of June 30, 1996.

 (7) Includes 186,667 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of June 30, 1996.


 (8) Represents 354,285 shares of Common Stock held by Vertical Fund Associates, L.P. ("Vertical"). The sole general partner of Vertical is The Vertical Group, L.P. ("Vertical Group"). Jack W. Lasersohn, a director of the Company, is a General Partner of the Vertical Group. As such, Mr. Lasersohn may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by Vertical Group. Mr. Lasersohn disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Exchange Act.


 (9) Includes 62,514 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of June 30, 1996. Also includes 8,918 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of June 30, 1996.

(10) Includes 60,000 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of June 30, 1996.

(11) Includes 500,706 shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of June 30, 1996. Also includes 8,918 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of June 30, 1996.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company will consist of 31,000,000 shares of Common Stock, $.001 par value and 16,000,000 shares of Preferred Stock, $.001 par value, after giving effect to the restatement of the Company's Certificate of Incorporation upon the closing of this Offering. The following summaries of certain provisions of the Common Stock and Preferred Stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the Company's Certificate of Incorporation, which is included as an exhibit to the Registration Statement of which this Prospectus forms a part, and by applicable law.


COMMON STOCK


     As of June 30, 1996, there were 8,468,636 shares of Common Stock outstanding held by 106 stockholders of record.



     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. In the election of directors, holders of Common Stock are not entitled to cumulative voting. As the Company's directors, executive officers and entities affiliated with them will, in the aggregate, beneficially own approximately 56% of the Common Stock following the completion of this offering, they would be able, if acting together, to control all matters requiring approval by the stockholders, including the election of the Board of Directors. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon the closing of this Offering will be fully paid and non-assessable.


     Following the completion of this Offering, based on an assumed initial public offering price of $9.00 per share, the Company will have outstanding warrants to purchase an aggregate of 20,935 shares of Common Stock. The weighted average exercise price of these warrants is $3.50 per share, and these warrants expire 30 days subsequent to the closing of this Offering.


PREFERRED STOCK


     The Board of Directors has the authority, without action by the stockholders, to designate and issue Preferred Stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders. Upon the closing of this Offering, all outstanding shares of Preferred Stock of the Company will convert automatically into shares of Common Stock. The Company has no present plans to issue any shares of Preferred Stock.


REINCORPORATION IN DELAWARE


     The Company intends to reincorporate in Delaware in connection with this Offering. The Company believes that Delaware law provides flexibility and that Delaware courts have particular expertise with matters affecting public companies and their stockholders. Except as otherwise noted, all information in the Prospectus assumes the reincorporation has occurred.


REGISTRATION RIGHTS OF CERTAIN HOLDERS


     Upon expiration of certain lock-up agreements referred to in "Shares Eligible for Future Sales" below, the holders of approximately 5,914,406 shares of Common Stock (including shares issuable upon exercise of certain options and warrants) (the "Registrable Securities") or their transferees will be entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of a Second Amended and Restated Stockholders Agreement dated as of May 31, 1995 (the "Stockholders Agreement") between the Company and the holders of Registrable Securities and a Registration Rights Agreement dated June 15, 1995 (the "Rights Agreement") among the Company, Warburg and Vertical. Subject to certain limitations in the agreements, Warburg and Vertical, together owning a total of 3,542,856 shares of the Registrable Securities, may require that the Company use its best efforts to register their shares for public resale on up to four occasions pursuant to certain demand registration rights. If the Company registers any of its Common Stock either for its own account or for the account of other security holders, all holders of Registrable Securities, including Warburg and Vertical, are entitled to include their shares of Common Stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. All registration expenses must be borne by the Company and all selling expenses relating to Registrable Securities must be borne by the holders of the securities being registered. Pursuant to the terms of the Stockholders Agreement and the Rights Agreement, the holders of Registrable Securities have waived their rights to include their shares in this Offering.



DELAWARE ANTI-TAKEOVER LAW AND CERTAIN PROVISIONS


     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"), an anti-takeover law. Under Section 203 certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an interested stockholder are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless: (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203; (ii) the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder; (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock. These provisions, as well as the Board of Directors' ability to issue Preferred Stock may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.


TRANSFER AGENT AND REGISTRAR


     The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services, L.L.C. Its telephone number is (415) 954-9512.


                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could materially adversely affect market prices prevailing from time to time. As described below, no shares currently outstanding will be available for public resale immediately after this Offering due to certain contractual and legal restrictions on resale (as described below). Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could materially adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.



     Upon the completion of this Offering, the Company will have 11,818,626 shares of Common Stock outstanding, assuming no exercise of options or warrants after June 30, 1996. Of these shares, the 3,350,000 shares sold in this Offering will be freely tradable without restriction under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 8,468,626 shares of Common Stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act, and were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered, or pursuant to an exemption from registration such as Rule 144, 144(k) or 701 under the Securities Act. All executive officers, directors and certain stockholders of the Company, holding in aggregate 8,342,465 shares of Common Stock, are subject to lock-up agreements which provide that they will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of, directly or indirectly, any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into Common Stock owned by them for a period of 180 days after the date of this Prospectus, without the prior written consent of Dillon, Read & Co. Inc. The Company has entered into a similar agreement, except that the Company may grant options and issue stock under its current stock option and stock purchase plans and pursuant to other currently outstanding options.

     As of June 30, 1996, 1,055,674 shares were subject to outstanding options and 20,935 shares were subject to outstanding warrants. All of these shares are subject to the lock-up agreements described above. Approximately 30 days after the date of this Prospectus, the Company intends to file a Registration Statement on Form S-8 to register all shares issuable under the Company's 1994 Stock Option Plan (including shares subject to then outstanding options) and 1996 Employee Stock Purchase Plan, thus permitting the resale of such shares in the public market, subject to Rule 144 volume limitations applicable to affiliates, without restriction under the Securities Act upon expiration of the applicable lock-up agreements. Upon expiration of such lock-up agreements, 667,186 shares subject to such options will be vested.



     Upon expiration of the 180-day lock-up agreements, approximately 658,979 shares of Common Stock held by existing stockholders will be eligible for immediate public resale without restriction pursuant to Rule 144(k) or Rule 701, and approximately 2,938,647 shares held by existing stockholders will be eligible for public resale, subject to the volume limitation and other restrictions of Rule 144. The remaining 4,871,000 shares held by existing stockholders will become eligible for public resale pursuant to Rule 144 upon the expiration of their two-year holding periods. The holders of approximately 5,914,406 shares of Common Stock (including shares issuable upon exercise of certain options and warrants and shares issuable pursuant to anti-dilution provisions) or their transferees will be entitled to registration rights with respect to such shares upon the release of their respective lock-up agreements. The number of shares sold in the public market could increase if such rights are exercised.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years (including the holding period of any prior owner, except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 111,900 shares immediately after this Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701 under the Securities Act, persons who purchase shares upon exercise of options granted prior to the effective date of this Offering are entitled to sell such shares 90 days after the effective date of this Offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.


     Any employee, officer or director or a consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the effective date of this Offering.



     The Securities and Exchange Commission has recently proposed reducing the Rule 144 holding period to one year and the Rule 144(k) holding period to two years. There can be no assurance as to when or whether such rule changes will be enacted. If enacted, such modifications will have a material effect on the times when shares of the Common Stock become eligible for public resale.

                                  UNDERWRITING

     The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Company (subject to the terms and conditions specified in the Underwriting Agreement) are as follows:


                                UNDERWRITERS                               NUMBER OF SHARES
    --------------------------------------------------------------------   ----------------
    Dillon, Read & Co. Inc. ............................................
    Prudential Securities Incorporated..................................
                                                                           ----------------
              Total.....................................................       3,350,000



     The Managing Underwriters are Dillon, Read & Co. Inc. and Prudential Securities Incorporated.


     If any of the shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase such shares and if the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The shares of Common Stock offered hereby are being offered severally by the Underwriters for sale at the price set forth on the cover page hereof, or at
such price less a concession not to exceed $     per share on sale to certain
dealers. The Underwriters may allow, and such dealers may reallow, a concession
not to exceed $     per share on sales to certain other dealers. The offering of the shares of Common Stock is made for delivery when, as, and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

     The Company has granted to the Underwriters an option to purchase up to an additional 502,500 shares of Common Stock on the same terms per share. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same proportion of the aggregate shares so purchased as the number of shares to be purchased by it shown in the above table bears to the total number of shares in such table. The Underwriters may exercise such option on or before the thirtieth day from the date of the public offering of the shares offered hereby and only to cover over-allotments made of the shares in connection with this Offering.


     The Company, its executive officers and directors and certain stockholders, holding in aggregate 8,342,465 shares of Common Stock, have agreed that they will not, without the prior written consent of Dillon, Read & Co. Inc., sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of the Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock or warrants or other rights to purchase Common Stock, prior to the expiration of 180 days from the date of the consummation of this Offering, except (i) shares of Common Stock issued upon the exercise of options issued under the Company's existing stock plans and (ii) the grant of options and other rights to purchase Common Stock to the Company's employees, officers and directors under its existing stock plans.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including any liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock was determined by negotiation between the Company and the

Managing Underwriters. Among the factors considered in determining the initial public offering price were prevailing market and economic conditions, projected revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business, the Company's management and other factors deemed relevant.

     The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS


     The validity of the Common Stock offered hereby will be passed upon for the Company by Holland & Hart LLP, Salt Lake City, Utah. Certain legal matters will be passed upon for the Underwriters by Cooley Godward LLP, Menlo Park, California.


                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, and for the period from April 8, 1992 (inception) to December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of BMT as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of Grant Thornton LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


     The statements in this Prospectus under the captions "Risk
Factors -- Reliance on Patents and Protection of Proprietary Technology" and "Business -- Patents and Proprietary Rights" as they relate to UroQuest have been reviewed and approved by Griffin, Butler, Whisenhunt & Kurtossy, Arlington, Virginia, special patent counsel to UroQuest, as experts in such matters, and as they relate to BMT have been reviewed and approved by Emrich & Dithmar, special patent counsel to BMT, as experts in such matters, and such statements are included herein in reliance upon such review and approval. Griffin, Butler, Whisenhunt & Kurtossy has represented both UroQuest and Richard C. Davis, Chairman of the Board and Chief Science Officer of the Company, in the past in intellectual property matters, and it is anticipated that it will continue to represent both of these parties in the future.


                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 including amendments thereto, under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits and schedules filed therewith, may be inspected by anyone without charge at the public reference facilities maintained by the Commission, at Room 1024, 450 Fifth Street,

N.W., Judiciary Plaza, Washington, D.C. 20549, or at its regional offices located at CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048 and copies of all or any part thereof may be obtained from such offices of the Commission, upon payment of certain fees prescribed by the Commission.


     Prior to this Offering, the Company has not been subject to the reporting requirements of the Exchange Act. After completion of this Offering, the Company intends to comply with such requirements, including the distribution to its stockholders of an annual report containing audited financial statements.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
PRO FORMA FINANCIAL STATEMENTS (UNAUDITED):
  Pro Forma Statement of Operations for the year ended December 31, 1995
     (Unaudited).....................................................................   F-3
  Pro Forma Statement of Operations for the six months Ended June 30, 1996
     (Unaudited).....................................................................   F-4
  Pro Forma Balance Sheet as of June 30, 1996 (Unaudited)............................   F-5
  Notes to Pro Forma Financial Statements (Unaudited)................................   F-6
UROQUEST MEDICAL CORPORATION:
  Independent Auditors' Report.......................................................   F-8
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996
     (Unaudited).....................................................................   F-9
  Consolidated Statements of Operations for each of the years in the three year period ended December 31, 1995 and for the period from April 8, 1992 (date of inception) to December 31, 1995 and for the six months ended June 30, 1995 and
     1996 (Unaudited) and for the period from April 8, 1992 (date of inception) to
     June 30, 1996 (Unaudited).......................................................   F-10
  Consolidated Statements of Stockholders' Equity for the period from April 8, 1992
     (date of inception) to December 31, 1995 and for the six months ended June 30,
     1996 (Unaudited)................................................................   F-11
  Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 1995 and for the period from April 8, 1992 (date of inception) to December 31, 1995 and for the six months ended June 30, 1995 and
     1996 (Unaudited) and for the period from April 8, 1992 (date of inception) to
     June 30, 1996 (Unaudited).......................................................   F-12
  Notes to Consolidated Financial Statements.........................................   F-13
BMT, INC.:
  Report of Independent Certified Public Accountants.................................   F-20
  Consolidated Balance Sheets as of December 31, 1994 and 1995,
     and June 30, 1996 (Unaudited)...................................................   F-21
  Consolidated Statements of earnings for the years ended December 31, 1993, 1994 and
     1995, and for the six months ended June 30, 1995 and 1996 (Unaudited)...........   F-22
  Consolidated Statement of Changes in Stockholders' Equity for the years ended
     December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1996
     (Unaudited).....................................................................   F-23
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1993, 1994
     and 1995, and for the six months ended June 30, 1995 and 1996 (Unaudited).......   F-24
  Notes to Consolidated Financial Statements.........................................   F-25

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         PRO FORMA FINANCIAL STATEMENTS
                                  (UNAUDITED)


     UroQuest Medical Corporation was formed in April 1992 to design, develop and market advanced products for the management and diagnosis of both male and female urological disorders. UroQuest has entered into a definitive agreement to acquire BMT, Inc. ("BMT"), pursuant to which BMT will merge with and into an acquisition subsidiary of UroQuest. Pursuant to the merger, shareholders of BMT will receive, in the aggregate, $10 million cash and 2,500,000 newly issued shares of Common Stock. The consummation of the acquisition of BMT by UroQuest is contingent upon the closing of this Offering. The following unaudited pro forma financial statements give effect to the proposed acquisition, which will be accounted for under the purchase method of accounting.



     The unaudited pro forma balance sheet gives effect to the acquisition, as if the acquisition had occurred as of June 30, 1996 and reflects as a liability the cash consideration to be paid to the shareholders of BMT. The unaudited pro forma balance sheet also presents, as supplemental pro forma information, the effect of the issuance of Common Stock pursuant to this Offering. The unaudited pro forma statements of operations present pro forma results from operations for the year ended December 31, 1995 and for the six months ended June 30, 1996, in each case as if the purchase had occurred as of the beginning of the respective periods.



     The total of the excess of the deemed purchase price over the book value of the net assets of BMT acquired has been allocated and classified as described in note (a) of the Notes to Pro Forma Financial Statements.



     Unaudited pro forma adjustments are based upon historical information, preliminary estimates and certain assumptions management deems appropriate. The unaudited pro forma financial data presented herein is not necessarily indicative of the results UroQuest would have obtained had such events occurred at the beginning of such periods, as assumed, or of the future results of UroQuest. The pro forma financial statements should be read in conjunction with the other Financial Statements and notes thereto appearing elsewhere in the Prospectus.

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                       PRO FORMA STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)


                                                            COMBINED      PRO FORMA
                                UROQUEST       BIVONA       COMPANIES    ADJUSTMENTS       PRO FORMA
                               -----------   -----------   -----------   -----------      -----------
Net sales....................  $        --   $14,257,413   $14,257,413   $        --      $14,257,413
Cost of sales................           --     7,228,308     7,228,308       406,400(d)     7,634,708
                               -----------   ------------  ------------  ------------     ------------
     Gross profit............           --     7,029,105     7,029,105       406,400        6,622,705
Operating expenses:
  Research and development...    1,106,631       986,265     2,092,896              (a)     2,092,896
  General and
     administrative..........      397,523     1,653,197     2,050,720                      2,050,720
  Sales, marketing and
     distribution............       46,262     1,692,881     1,739,143                      1,739,143
  Amortization of goodwill...           --            --            --       794,600(d)       794,600
                               -----------   ------------  ------------  ------------     ------------
          Total operating
            expenses.........    1,550,416     4,332,343     5,882,759       794,600        6,677,359
                               -----------   ------------  ------------  ------------     ------------
Operating income (loss)......   (1,550,416)    2,696,762     1,146,346    (1,201,000)         (54,654)
Other income (expense):
  Interest expense...........      (54,809)     (315,232)     (370,041)                      (370,041)
  Interest income............       60,688            84        60,772                         60,772
  Other, net.................       30,790            --        30,790                         30,790
                               -----------   ------------  ------------  ------------     ------------
                                    36,669      (315,148)     (278,479)           --         (278,479)
Provision for income taxes...           --       950,000       950,000      (950,000)(e)           --
                               -----------   ------------  ------------  ------------     ------------
          Net earnings
            (loss)...........  $(1,513,747)  $ 1,431,614   $   (82,133)  $  (251,000)     $  (333,133)
                               ===========   ============  ============  ============     ============
Pro forma net loss per
  share......................  $     (0.36)                                               $     (0.03)
                               ===========                                                ============
Shares used in computing pro
  forma net loss per share...    4,194,506                                                 11,473,077
                               ===========                                                ============



           See accompanying notes to pro forma financial statements.

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                       PRO FORMA STATEMENT OF OPERATIONS


                     FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                  (UNAUDITED)


                                                               COMBINED      PRO FORMA
                                   UROQUEST       BIVONA      COMPANIES     ADJUSTMENTS      PRO FORMA
                                  ----------    ----------    ----------    -----------      ----------
Net sales.......................  $       --    $7,483,367    $7,483,367    $        --      $7,483,367
Cost of sales...................          --     3,953,455     3,953,455        203,200(d)    4,156,655
                                  ----------    ----------    ----------     ----------      ----------
     Gross profit...............          --     3,529,912     3,529,912       (203,200)      3,326,712
Operating expenses:
  Research and development......     550,535       530,585     1,081,120               (a)    1,864,120
  General and administrative....     225,016       908,115     1,133,131                      1,133,131
  Sales, marketing and
     distribution...............      52,667       691,609       744,276                        744,276
  Amortization of goodwill......          --            --            --        397,300(d)      397,300
                                  ----------    ----------    ----------     ----------      ----------
          Total operating
            expenses............     828,218     2,130,309     2,958,527        397,300       3,355,827
                                  ----------    ----------    ----------     ----------      ----------
Operating income (loss).........    (828,218)    1,399,603       571,385       (600,500)        (29,115)
Other income (expense):
  Interest expense..............     (23,400)     (136,834)     (160,234)                      (160,234)
  Interest income...............      16,552            45        16,597                         16,597
                                  ----------    ----------    ----------     ----------      ----------
                                      (6,848)     (136,789)     (143,637)            --        (143,637)
Provision for income taxes......          --       490,000       490,000       (490,000)(e)          --
                                  ----------    ----------    ----------     ----------      ----------
          Net earnings (loss)...  $ (835,066)   $  772,814    $  (62,252)   $  (110,500)     $ (172,752)
                                  ==========    ==========    ==========     ==========      ==========
Pro forma net loss per share....  $    (0.18)                                                $    (0.01)
                                  ==========                                                 ==========
Shares used in computing pro
  forma net loss per share......   4,562,476                                                 11,841,047
                                  ==========                                                 ==========



           See accompanying notes to pro forma financial statements.

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                            PRO FORMA BALANCE SHEET


                                 JUNE 30, 1996

                                  (UNAUDITED)

                                     ASSETS


                                                       COMBINED     PRO FORMA                       SUPPLEMENTAL          AS
                             UROQUEST      BIVONA     COMPANIES    ADJUSTMENTS         PRO FORMA    ADJUSTMENTS        ADJUSTED
                            ----------   ----------   ----------   ------------       -----------   ------------      -----------
Current assets:
  Cash and cash
    equivalents............ $  262,145   $    6,398   $  268,543   $  5,000,000(c)    $ 5,268,543   $ 27,439,500(f)   $22,318,043
                                                                                                     (10,000,000)(f)
                                                                                                        (390,000)(f)
  Accounts receivable......         --    2,370,781    2,370,781                        2,370,781                       2,370,781
  Inventories..............     11,662    2,748,342    2,760,004                        2,760,004                       2,760,004
  Prepaid expenses and
    other current assets...    330,254      141,760      472,014                          472,014                         472,014
  Deferred income taxes....         --      105,000      105,000                          105,000                         105,000
                            ----------   ----------   ----------   ------------       -----------   ------------      -----------
        Total current
          assets...........    604,061    5,372,281    5,976,342      5,000,000        10,976,342     17,049,500       28,025,842
                            ----------   ----------   ----------   ------------       -----------   ------------      -----------
Property and equipment,
  net......................    171,312    2,185,083    2,356,395      2,844,503(a)      5,200,898                       5,200,898
Patents and trademarks,
  net......................    376,075       30,305      406,380                          406,380                         406,380
Deposits and other.........         --       34,923       34,923                           34,923                          34,923
Pro forma goodwill.........         --           --           --     16,364,996(a)     15,581,996                      15,581,996
                                                                       (783,000)(a)
Deferred income taxes......         --      242,000      242,000                          242,000                         242,000
                            ----------   ----------   ----------   ------------       -----------   ------------      -----------
        Total assets....... $1,151,448   $7,864,592   $9,016,040   $ 23,426,499       $32,442,539   $ 17,049,500      $49,492,039
                            ==========   ==========   ==========   ============       ===========   ============      ===========
                                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable......... $  348,678   $  416,562   $  765,240   $                  $   765,240   $                 $   765,240
  Accrued expenses.........    113,712      378,671      492,383                          492,383                         492,383
  Notes payable under line
    of credit..............         --      100,000      100,000                          100,000                         100,000
  Secured promissory
    notes..................    390,000           --      390,000                          390,000       (390,000)(f)           --
  Current portion of
    long-term debt.........         --      417,822      417,822                          417,822                         417,822
  Income taxes payable.....         --       71,813       71,813                           71,813                          71,813
  Cash consideration
    payable to BMT
    shareholders...........         --           --           --     10,000,000(a)     10,000,000    (10,000,000)(f)           --
                            ----------   ----------   ----------   ------------       -----------   ------------      -----------
        Total current
          liabilities......    852,390    1,384,868    2,237,258     10,000,000        12,237,258    (10,390,000)       1,847,258
                            ----------   ----------   ----------   ------------       -----------   ------------      -----------
Long-term debt.............         --    2,027,223    2,027,223                        2,027,223                       2,027,223
Shareholders' equity:
  Preferred stock..........      1,253           --        1,253         (1,253)(b)            --             --               --
  Voting common stock......      3,002      796,500      799,502       (791,033)(a,b,c)       8,469        3,350(f)        11,819
  Non-voting common
    stock..................        286           --          286           (286)(b)            --                              --
  Additional paid-in
    capital................  4,396,257        7,800    4,404,057     18,650,272(a,c)   23,054,329     27,436,150(f)    50,490,479
  Deferred compensation....   (221,076)          --     (221,076)                        (221,076)                       (221,076)
  Retained earnings
    (deficit accumulated
    during development
    stage)................. (3,880,664)   4,050,521      169,857     (4,050,521)(a)    (4,663,664)                     (4,663,664)
                                                                       (783,000)(a)
  Less common stock in
    treasury at cost.......         --     (402,320)    (402,320)       402,320(a)             --                              --
                            ----------   ----------   ----------   ------------       -----------   ------------      -----------
        Total shareholders'
          equity...........    299,058    4,452,501    4,751,559     13,426,499        18,178,058     27,439,500       45,617,558
                            ----------   ----------   ----------   ------------       -----------   ------------      -----------
        Total liabilities
          and shareholders'
          equity........... $1,151,448   $7,864,592   $9,016,040   $ 23,426,499       $32,442,539   $ 17,049,500      $49,492,039
                            ==========   ==========   ==========   ============       ===========   ============      ===========



           See accompanying notes to pro forma financial statements.

                          UROQUEST MEDICAL CORPORATION

                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The adjustments to arrive at the unaudited pro forma financial statements are as follows:


          (a) Recognition of $10 million cash payment and issuance of 2,500,000 shares of common stock to BMT shareholders in exchange for all of BMT's outstanding common stock. Treasury stock of BMT in the amount of $402,320 was canceled in the transaction. Goodwill in the amount of $15,581,996 was calculated as follows:



        Total estimated purchase price ($10 million cash and estimated market value of equity issued in consideration)..............  $32,500,000
        Less:
          Discount on large, non-registered, restricted stock issuance
             to BMT shareholders.......................................   (8,838,000)
          Net assets acquired..........................................   (4,452,501)
          Expensed in-process research and development.................     (783,000)
          Net fair market value of property, plant and equipment
             acquired in excess of book value..........................   (2,844,503)
                                                                         -----------
        Goodwill.......................................................  $15,581,996
                                                                         ===========



     Goodwill includes $102,600 assigned to non-compete agreements.



     The expensed in-process research and development of $783,000 has not been considered in the pro forma statement of operations. In-process research and development of $783,000 will be expensed in the year ending December 31, 1996.


     The acquisition has been accounted for as a purchase.

          (b) Conversion of series A, B, C, and D preferred stock and non-voting common stock into common stock of Uroquest Medical Corporation.


          (c) Receipt of $5 million cash in connection with the issuance of a total of 1,428,571 shares of common stock upon exercise of warrants by certain of the Company's stockholders.



          (d) Amortization of the goodwill recognized in the purchase of BMT as if the amortization had commenced January 1, 1995. Goodwill will be amortized over a twenty year period. Non-compete agreements will be amortized over a five year period. Depreciation of the net fair market value of property, plant and equipment acquired in excess of book value over the remaining estimated useful life.



          (e) Elimination of BMT's provision for income taxes due to offsets from UroQuest Medical Corporation's net loss from operations assuming the transaction had been consummated as of January 1, 1995.



          (f) Receipt of the proceeds from issuance of 3,350,000 shares of common stock (assuming an offering price of $9.00 per share) less underwriting discounts and commissions, and estimated offering expenses. Proceeds from the offering were used to pay the $10 million cash to BMT stockholders as described in (a) above and to pay off $390,000 in secured promissory notes.

     Listed below is a reconciliation of preferred stock, common stock, additional paid in capital, retained earnings (deficit accumulated in development stage) and treasury stock to recognize the transaction described above:



                                                                                       RETAINED EARNINGS
                                                                                           (DEFICIT
                                                                                          ACCUMULATED
                                                                          ADDITIONAL        DURING
                                                   PREFERRED    COMMON     PAID-IN        DEVELOPMENT      TREASURY
                                                     STOCK      STOCK      CAPITAL          STAGE)          STOCK
                                                   ---------   --------   ----------   -----------------   --------
    Combined Companies............................  $ 1,253    799,788     4,404,057          169,857      (402,320)
    Adjustments:
      Exercise of 1,428,571 warrants @ $0.001
        par.......................................       --      1,428     4,998,572               --            --
      Offering of 3,350,000 shares @ $0.001 par...       --      3,350    27,436,150               --            --
      Purchase of BMT equity:
        Issuance of UroQuest common stock.........       --      2,500    13,659,500               --            --
        Elimination of BMT equity in
          consolidation...........................       --    (796,500)      (7,800)      (4,050,521)      402,320
      Charge for in-process research and
        development...............................       --                       --         (783,000)
      Conversion of preferred stock to common.....   (1,253)     1,253            --               --            --
                                                    -------    --------   ----------       ----------      --------
                                                    $    --     11,819    50,490,479       (4,663,664)           --
                                                    =======    ========   ==========       ==========      ========


          (g) The weighted average shares outstanding used to calculate pro forma loss per share is based on the estimated average number of shares of common stock outstanding during the period calculated as follows:


                                                                              SIX MONTHS
                                                         YEAR ENDED             ENDED
                                                      DECEMBER 31, 1995     JUNE 30, 1996
                                                      -----------------     --------------
        Weighted average shares of UroQuest.........       4,194,506           4,562,476
        Shares issued to the stockholders of BMT....       2,500,000           2,500,000
        Shares issued upon exercise of warrants.....       1,428,571           1,428,571
        Shares issued in the Offering...............       3,350,000           3,350,000
                                                                              ----------
                                                          11,473,077          11,841,047
                                                                              ==========


          Intercompany sales are immaterial and therefore have not been eliminated on the pro forma financial statements.


          On an ongoing basis, management reviews the valuation and amortization of the excess purchase price to determine possible impairment by comparing the carrying value to the undiscounted estimated future cash flows of the related businesses.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
UroQuest Medical Corporation:

     We have audited the accompanying consolidated balance sheets of UroQuest Medical Corporation and subsidiary (a development stage company) as of December 31, 1994 and 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1995, and for the period April 8, 1992 (inception) to December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UroQuest Medical Corporation and subsidiary (a development stage company) as of December 31, 1994 and 1995 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1995, and for the period April 8, 1992 (inception) to December 31, 1995, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Salt Lake City, Utah
March 20, 1996, except as to
Note 10 which is as of

September 27, 1996

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED BALANCE SHEETS


                                                                      DECEMBER 31,            JUNE 30,
                                                               ---------------------------   -----------
                                                                  1994            1995          1996
                                                               -----------     -----------   -----------
                                                                                             (UNAUDITED)
                                                 ASSETS
Current assets:
  Cash and cash equivalents................................    $   564,097     $ 1,113,594   $   262,145
  Inventories..............................................             --           9,590        11,662
  Prepaid expenses and other current assets................          2,090          14,311       330,254
                                                               -----------     -----------   -----------
         Total current assets..............................        566,187       1,137,495       604,061
                                                               -----------     -----------   -----------
Property and equipment, net (note 2).......................         67,603         142,321       171,312
Patents and trademarks, net (notes 3 and 7)................        571,483         441,211       376,075
                                                               -----------     -----------   -----------
         Total assets......................................    $ 1,205,273     $ 1,721,027   $ 1,151,448
                                                               ===========     ===========   ===========
                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................    $    84,125     $   200,416   $   348,678
  Accrued expenses.........................................         54,935          83,485       113,712
  Notes payable............................................         70,000              --            --
  Secured promissory notes (note 3)........................             --         390,000       390,000
  Amounts payable to related parties.......................         31,404              --            --
                                                               -----------     -----------   -----------
         Total current liabilities.........................        240,464         673,901       852,390
                                                               -----------     -----------   -----------
Long-term liabilities:
  Secured promissory notes (note 3)........................        390,000              --            --
  Note payable -- related party (note 7)...................        162,188              --            --
                                                               -----------     -----------   -----------
                                                                   552,188              --            --
                                                               -----------     -----------   -----------
Commitments and contingencies (notes 3 and 9)
Stockholders' equity (notes 4 and 10):
  Convertible preferred stock, $.001 par value:
    Series D: 8,000,000 shares authorized, 628,571 shares
      issued and outstanding (liquidation preference
      $2,200,000)..........................................             --             629           629
    Series A: 316,667 shares authorized, 90,474 shares
      issued and outstanding (liquidation preference
      $190,000)............................................             90              90            90
    Series B: 955,494 shares authorized; 272,996 shares
      issued and outstanding (liquidation preference
      $687,956)............................................            273             273           273
    Series C: 1,009,107 shares authorized; 250,569, 260,569
      and 260,569 shares issued and outstanding at December
      31, 1994 and 1995 and June 30, 1996 respectively
      (liquidation preference $912,000)....................            251             261           261
    Voting common stock, $.001 par value; 31,000,000 shares
      authorized; 2,861,797, 2,947,511 and 3,001,731 shares
      issued and outstanding as of December 31, 1994 and
      1995 and June 30, 1996, respectively.................          2,862           2,948         3,002
    Non-voting common stock, $.001 par value; 1,000,000
      shares authorized; 285,714 shares issued and
      outstanding..........................................            286             286           286
    Additional paid-in capital.............................      1,940,710       4,088,237     4,396,257
    Deferred compensation..................................             --              --      (221,076)
    Deficit accumulated during development stage...........     (1,531,851)     (3,045,598)   (3,880,664)
                                                               -----------     -----------   -----------
         Total stockholders' equity........................        412,621       1,047,126       299,058
                                                               -----------     -----------   -----------
         Total liabilities and stockholders' equity........    $ 1,205,273     $ 1,721,027   $ 1,151,448
                                                               ===========     ===========   ===========


          See accompanying notes to consolidated financial statements.

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                         CUMULATIVE                                  CUMULATIVE
                                                                            FROM                                        FROM
                                                                       APRIL 8, 1992        SIX MONTHS ENDED       APRIL 8, 1992
                                    YEAR ENDED DECEMBER 31,            (INCEPTION) TO           JUNE 30,           (INCEPTION) TO
                            ---------------------------------------     DECEMBER 31,     ----------------------       JUNE 30,
                              1993          1994           1995             1995           1995         1996            1996
                            ---------    -----------    -----------    --------------    ---------    ---------    --------------
                                                                                              (UNAUDITED)           (UNAUDITED)
Net sales.................  $     979    $     2,801    $        --     $      3,780     $      --    $      --     $      3,780
Cost of sales.............        832          2,381             --            3,213            --           --            3,213
                            ---------    -----------    -----------      -----------     -----------  ---------        ---------
    Gross profit..........        147            420             --              567            --           --              567
                            ---------    -----------    -----------      -----------     -----------  ---------        ---------
Operating expenses:
  Research and
    development...........    120,531        431,295      1,106,631        1,658,457       436,879      550,535        2,208,992
  General and
    administrative........    156,647        483,399        397,523        1,048,803       202,835      225,016        1,273,819
  Sales and marketing.....     38,392         30,257         46,262          114,911         3,589       52,667          167,578
                            ---------    -----------    -----------      -----------     -----------  ---------        ---------
        Total operating
          expenses........    315,570        944,951      1,550,416        2,822,171       643,303      828,218        3,650,389
                            ---------    -----------    -----------      -----------     -----------  ---------        ---------
Operating loss............   (315,423)      (944,531)    (1,550,416)      (2,821,604)     (643,303)    (828,218)      (3,649,822)
Other income (expense):
  Interest expense........         --        (29,939)       (54,809)         (84,748)      (27,393)     (23,400)        (108,148)
  Interest income.........         --          4,284         60,688           64,972        13,536       16,552           81,524
  Other, net (note 7).....         --       (235,008)        30,790         (204,218)       30,820           --         (204,218)
                            ---------    -----------    -----------      -----------     -----------  ---------        ---------
                                   --       (260,663)        36,669         (223,994)       16,963       (6,848)        (230,842)
Provision for income taxes
  (note 6)................         --             --             --               --            --           --               --
                            ---------    -----------    -----------      -----------     -----------  ---------        ---------
    Net loss..............  $(315,423)   $(1,205,194)   $(1,513,747)    $ (3,045,598)    $(626,340)   $(835,066)    $ (3,880,664)
                            =========    ===========    ===========      ===========     ===========  =========        =========
Pro forma net loss per
  share...................                              $     (0.36)                                  $   (0.18)
                                                        ===========                                   =========
Shares used in computing
  pro forma net loss per
  share...................                                4,194,506                                   4,562,476
                                                        ===========                                   =========


          See accompanying notes to consolidated financial statements.

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)


                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


           PERIOD FROM APRIL 8, 1992 (INCEPTION) TO DECEMBER 31, 1995

          AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996 (UNAUDITED)



                                                                                                        DEFICIT
                                                                                                      ACCUMULATED
                    SERIES PREFERRED STOCK      VOTING    NON-VOTING    ADDITIONAL                      DURING          TOTAL
                   -------------------------    COMMON      COMMON       PAID-IN        DEFERRED      DEVELOPMENT    STOCKHOLDERS'
                    D       A      B      C     STOCK       STOCK        CAPITAL      COMPENSATION       STAGE          EQUITY
                   ----    ---    ---    ---    ------    ----------    ----------    ------------    -----------    ------------
Balance, April
  8, 1992
  (inception)...   $ --     --     --     --       --          --               --            --              --              --
Issuance of
  1,428,571
  shares of
  Common Stock
  for patents
  and trademarks
  (note 7)......     --     --     --     --    1,286         143            3,571            --              --           5,000
Net loss........     --     --     --     --       --          --               --            --         (11,234 )       (11,234)
                            --
                   ----           ---    ---    -----         ---        ---------      --------      ----------      ----------
Balance,
  December 31,
  1992..........     --     --     --     --    1,286         143            3,571            --         (11,234 )        (6,234)
                            --
                   ----           ---    ---    -----         ---        ---------      --------      ----------      ----------
Issuance of
  90,474 shares
  of Series A
  Preferred
  Stock for
  cash, net of
  issuance costs
  of $2,784.....     --     90     --     --       --          --          187,127            --              --         187,217
Issuance of
  285,714 shares
  of Common
  Stock for
  cash..........     --     --     --     --      286          --          199,714            --              --         200,000
Net loss........     --     --     --     --       --          --               --            --        (315,423 )      (315,423)
                            --
                   ----           ---    ---    -----         ---        ---------      --------      ----------      ----------
Balance,
  December 31,
  1993..........     --     90     --     --    1,571         143          390,413            --        (326,657 )        65,560
                            --
                   ----           ---    ---    -----         ---        ---------      --------      ----------      ----------
Issuance of
  1,428,571
  shares of
  Common Stock
  for
  acquisition of
  subsidiary
  (note 7)......     --     --     --     --    1,286         143            3,571            --              --           5,000
Issuance of 143
  shares of
  Common Stock
  for cash......     --     --     --     --       --          --              100            --              --             100
Issuance of
  272,996 shares
  of Series B
  Preferred
  Stock for
  cash, net of
  issuance costs
  of $3,542.....     --     --    273     --       --          --          684,141            --              --         684,414
Issuance of
  4,511 shares
  of Common
  Stock for
  consulting
  services......     --     --     --     --        5          --           11,362            --              --          11,367
Issuance of
  189,429 shares
  of Series C
  Preferred
  Stock for
  cash, net of
  issuance costs
  of $25,626....     --     --     --    190       --          --          637,184            --              --         637,374
Issuance of
  61,140 shares
  of Series C
  Preferred
  Stock, in
  exchange for
  notes
  payable.......     --     --     --     61       --          --          213,939            --              --         214,000
Net loss........     --     --     --     --       --          --               --            --      (1,205,194 )    (1,205,194)
                            --
                   ----           ---    ---    -----         ---        ---------      --------      ----------      ----------
Balance,
  December 31,
  1994..........     --     90    273    251    2,862         286        1,940,710            --      (1,531,851 )       412,621
                            --
                   ----           ---    ---    -----         ---        ---------      --------      ----------      ----------
Issuance of
  628,571 shares
  of Series D
  Preferred
  Stock for
  cash, net of
  issuance costs
  of $87,048....    629     --     --     --       --          --        2,112,323            --              --       2,112,952
Issuance of
  10,000 shares
  of Series C
  Preferred
  Stock, in
  exchange for
  notes
  payable.......     --     --     --     10       --          --           34,990            --              --          35,000
Issuance of
  85,714 shares
  of Common
  Stock for
  cash, upon
  exercise of
  stock
  options.......     --     --     --     --       86          --              214            --              --             300
Net loss........     --     --     --     --       --          --               --            --      (1,513,747 )    (1,513,747)
                            --
                   ----           ---    ---    -----         ---        ---------      --------      ----------      ----------
Balance,
  December 31,
  1995..........   $629     90    273    261    2,948         286        4,088,237            --      (3,045,598 )     1,047,126
                            --
                   ----           ---    ---    -----         ---        ---------      --------      ----------      ----------
Issuance of
  54,220 shares
  of Common
  Stock for
  cash, upon
  exercise of
  stock options
  (unaudited)...     --     --     --     --       54          --           37,900            --              --          37,954
Deferred
  compensation
  related to
  grant of stock
  options
  (unaudited)...     --     --     --     --       --          --          270,120      (270,120)             --              --
Amortization for
  deferred
  compensation
  (unaudited)...     --     --     --     --       --          --               --        49,044              --          49,044
Net loss
  (unaudited)...     --     --     --     --       --          --               --            --        (835,066 )      (835,066)
                            --
                   ----           ---    ---    -----         ---        ---------      --------      ----------      ----------
Balance, June
  30, 1996
  (unaudited)...   $629     90    273    261    3,002         286        4,396,257      (221,076)     (3,880,664 )       299,058
                   ====     ==    ===    ===    =====         ===        =========      ========      ==========      ==========


          See accompanying notes to consolidated financial statements.

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                          CUMULATIVE                                 CUMULATIVE
                                                                             FROM                                       FROM
                                                                        APRIL 8, 1992       SIX MONTHS ENDED       APRIL 8, 1992
                                       YEAR ENDED DECEMBER 31,          (INCEPTION) TO          JUNE 30,           (INCEPTION) TO
                                -------------------------------------    DECEMBER 31,    -----------------------      JUNE 30,
                                  1993         1994          1995            1995           1995         1996           1996
                                ---------   -----------   -----------   --------------   ----------   ----------   --------------
                                                                                               (UNAUDITED)          (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
Net loss......................  $(315,423)  $(1,205,194)  $(1,513,747)   $ (3,045,598)   $ (626,340)  $ (835,066)   $ (3,880,664)
Adjustments to reconcile net
  loss to net cash used in
  operating activities:
Depreciation and
  amortization................      5,269        58,244       139,022         206,373        67,932      134,226         340,599
Issuance of Common Stock in
  exchange for consulting
  services....................         --        11,367            --          11,367            --           --          11,367
Provisions for loss on notes
  receivable..................         --       235,008           614         235,622           614           --         235,622
Changes in operating assets
  and liabilities:
  Inventories.................         --            --        (9,590)         (9,590)           --       (2,072)        (11,662)
  Prepaid expenses and other
    current assets............     (1,590)           --       (12,221)        (14,311)           --     (315,943)       (330,254)
  Accounts payable............     58,117        26,008       116,291         200,416       187,907      148,262         348,678
  Amounts payable to related
    parties...................     59,104       (66,500)      (31,404)             --       (31,404)          --              --
  Accrued expenses............         --        54,935        28,550          83,485         5,430       30,227         113,712
                                ---------   -----------   -----------     -----------     ---------   ----------     -----------
    Net cash used in operating
      activities..............   (194,523)     (886,132)   (1,282,485)     (2,332,236)     (395,861)    (840,366)     (3,172,602)
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Purchases of property and
    equipment.................     (5,272)     (159,819)      (83,468)       (279,463)       (5,810)     (49,037)       (328,500)
  Purchases of patents and
    trademarks................         --      (400,000)           --        (400,000)           --           --        (400,000)
  Cash
    advances -- affiliates....         --       (92,290)         (614)        (92,904)         (614)          --         (92,904)
                                ---------   -----------   -----------     -----------     ---------   ----------     -----------
    Net cash used in investing
      activities..............     (5,272)     (652,109)      (84,082)       (772,367)       (6,424)     (49,037)       (821,404)
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Proceeds from issuance of:
    Stock.....................    387,217     1,321,888     2,113,252       3,822,357     2,113,252       37,954       3,860,311
    Notes.....................         --       674,000            --         674,000            --           --         674,000
  Repayment of Notes..........         --       (80,972)     (197,188)       (278,160)     (104,155)          --        (278,160)
                                ---------   -----------   -----------     -----------     ---------   ----------     -----------
    Net cash provided by (used
      in) financing
      activities..............    387,217     1,914,916     1,916,064       4,218,197     2,009,097       37,954       4,256,151
                                ---------   -----------   -----------     -----------     ---------   ----------     -----------
Net increase in cash and cash
  equivalents.................    187,422       376,675       549,497              --     1,606,812     (851,449)        262,145
Cash and cash equivalents at
  beginning of period.........         --       187,422       564,097       1,113,594       564,097    1,113,594              --
                                ---------   -----------   -----------     -----------     ---------   ----------     -----------
Cash and cash equivalents at
  end of period...............  $ 187,422   $   564,097   $ 1,113,594    $  1,113,594    $2,170,909   $  262,145    $    262,145
                                =========   ===========   ===========     ===========     =========   ==========     ===========
Supplemental disclosures of
  cash flow information:
  Cash paid for interest......  $      --   $    20,899   $    63,849    $     84,748    $   27,393   $   11,700    $     96,448
Supplemental disclosure of
  non-cash investing and
  financing activities:
  Conversion of notes payable
    to preferred stock........         --       214,000        35,000         249,000        35,000           --         249,000
  Issuance of note payable,
    net of discount, for
    patents and trademarks....         --       243,160            --         243,160            --           --         243,160
  Common stock issued for
    patents and trademarks....         --            --            --           5,000            --           --           5,000
  Common stock issued for
    common stock of
    subsidiary................         --         5,000            --           5,000            --           --           5,000
  Notes received in exchange
    for patents and
    trademarks................         --        30,000            --          30,000            --           --          30,000
  Note received in exchange
    for fixed assets..........         --       112,718            --         112,718            --           --         112,718


          See accompanying notes to consolidated financial statements.

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Business

     The Company was incorporated in the state of Florida on April 8, 1992, and commenced operations for the purpose of designing, developing, and marketing disposable urological catheters and other urological devices. The Company is considered a development stage company under the guidelines of Statement of Financial Accounting Standards No. 7. The Company has had limited operating revenues as its activities have focused on product development and raising capital. The accumulated deficit from inception through December 31, 1995, was $3,045,598.

  Principles of Consolidation

     The consolidated financial statements include the assets and liabilities of UroQuest's wholly owned subsidiary -- UroCath Corporation. All significant intercompany transactions have been eliminated in consolidation.

  Cash and Cash Equivalents

     Cash equivalents of $564,097 and $1,084,375 at December 31, 1994 and 1995, respectively, consist of liquid money market funds. For the purposes of the statements of cash flows, the Company considers all investments with original maturities of three months or less to be cash equivalents.

  Fair Value Disclosure

     At December 31, 1994 and 1995 the book value of the Company's financial instruments approximates fair value.

  Inventories

     Inventories are comprised of finished goods that are stated at the lower of cost or market, using the average cost method.

  Property and Equipment


     Property and equipment is recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 10 years.


  Patents and trademarks

     Patents and trademarks have been recorded at historical cost. Patents and trademarks are amortized using the straight line method over their remaining lives, not to exceed five years. Patents include male and female urological catheters and a urinary diagnostic test system, both acquired from the founder of the Company. Accumulated amortization as of December 31, 1995 was $181,949. Management evaluates the recoverability of these net assets on a periodic basis based on the projected cash flows from estimated future sales.

  Income Taxes

     The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Discounts

     Discounts recorded on non-interest bearing notes payable are amortized using the effective interest method over the life of the related note.

  Estimates

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Pro Forma Net Loss Per Share

     Pro forma net loss per share amounts are based on the weighted average number of common shares and common share equivalents (if dilutive) resulting from options and warrants outstanding during the periods, after giving retroactive effect to the common stock reverse stock split and the conversion of preferred shares into common shares at their respective issuance dates as discussed in notes 4 and 10.


     Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock and common stock options issued for consideration below the assumed initial public offering price of $9.00 per share during the twelve-month period prior to the date of the filing of the Registration Statement, even when antidilutive, have been included in the calculation of common share equivalents, using the treasury stock method, as if they were outstanding for all periods presented.


  Interim Financial Information


     The accompanying interim financial statements for the six month periods ended June 30, 1995 and 1996 are unaudited, but in the opinion of management reflect all adjustments necessary for a fair presentation of the results of such periods. The results of operations for any interim period are not necessarily indicative of results for the respective full year.


  Research and Development Costs

     Research and development costs are expensed as incurred.

 2. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                          DECEMBER 31,
                                                                    ------------------------
                                                                      1994           1995
                                                                    ---------      ---------
    Manufacturing tooling......................................        45,174        109,370
    Office furniture and equipment.............................        38,102         57,374
                                                                      -------        -------
              Total............................................        83,276        166,744
    Less accumulated depreciation..............................       (15,673)       (24,423)
                                                                      -------        -------
    Property and equipment, net................................        67,603        142,321
                                                                      =======        =======

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 3. SECURED PROMISSORY NOTES


     In December 1994, the Company issued 12% Secured Promissory Notes ("Notes"), totaling $390,000 all of which are to stockholders of the Company. The Notes are secured by an interest in certain patents and are due December 31, 1996. Interest is payable quarterly and the Notes are callable by the Company at any time. Note holders receive .2857 of a warrant (14,250 and 20,935 at December 31, 1995 and June 30, 1996, respectively) to purchase Series C Preferred Shares at $3.50 per share for each dollar of interest earned and are entitled to receive a 5% royalty on sales of UroQuest's products utilizing certain technology through December 31, 1996.


 4. CONVERTIBLE PREFERRED STOCK


     During the period from June 15, 1993 to November 15, 1993 the Company issued 90,474 shares of Series A Convertible Preferred Stock (Series A Preferred Shares) for $2.10 per share. During the period from February 12, 1994 to April 15, 1994, the Company issued 272,996 shares of Series B Convertible Preferred Stock (Series B Preferred Shares) for $2.52 per share. During the period from October 7, 1994 through June 15, 1995 the Company issued 260,569 shares of Series C Convertible Preferred Stock (Series C Preferred Shares) for $3.50 per share. On June 15, 1995 the Company issued 628,571 shares of Series D Convertible Preferred Stock (Series D Preferred Shares) for $3.50 per share and 1,428,571 warrants to purchase Series D Preferred Shares for $3.50 per share.



     Preferred Shares are convertible into common shares at the option of the holder. Each Preferred Share shall automatically convert into one common share if the Company obtains a firm underwriting commitment for a public offering. The conversion rate will be adjusted for stock dividends, stock splits, and other dilutive events. The Preferred stockholders are entitled to one vote for each common share equivalent. Shares automatically convert in the event of sale of all or substantially all of the assets or stock of the Company.



     Preferred stockholders are entitled to a liquidation preference over common shareholders of $2.10, $2.52, $3.50, and $3.50 per share, for Series A, B, C and D, respectively, together with any declared but unpaid dividends. Series D Preferred Shares have liquidation preference over all other classes of stock. If any assets remain after payment of the liquidation preferences to the holders of the Preferred Stock, the holders of the Preferred Stock will share in distribution of the remaining assets with the holders of Common Stock on a fully diluted, as-converted basis.


 5. STOCK OPTIONS AND WARRANTS

     The Company has a stock option plan (the "1994 Stock Option Plan") whereby it has reserved 1,428,571 shares of its common stock for issuance to Company employees, directors and consultants. Options granted under this Plan may be either incentive stock options or non-qualified stock options. The exercise price of these options shall not be less than the fair market value at the date of the grant. Options under this Plan must be granted by March 31, 2004. Options granted must be exercised within ten years of the grant date. At December 31, 1995 outstanding stock options and warrants to purchase shares of the Company's stock were as follows:

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                           EXPIRATION          NUMBER         AGGREGATE
                                              DATES           OF SHARES     EXERCISE PRICE
                                       -------------------    ---------     --------------
        Voting Common                    June 6, 2004 to
          Stock Options.............   September 26, 2005     1,115,606       $  751,071
        Series D Convertible
          Preferred Stock
          Warrants..................      June 15, 1997       1,428,571        5,000,000
        Series C Convertible
          Preferred Stock
          Warrants..................    December 31, 1999        14,250           49,876


     No options were granted, exercised or canceled in 1993. Information relating to stock options granted, exercised, and canceled for the years ended December 31, 1994 and 1995 is as follows:



                                                        SHARES         PRICE RANGE
                                                      ----------      -------------
            Balance, December 31, 1993.............           --                 --
              Granted..............................    1,232,528      $ .0035 - .70
                                                       ---------          ---------
            Balance, December 31, 1994.............    1,232,528        .0035 - .70
                                                       ---------          ---------
              Granted..............................       47,143                .70
              Canceled.............................      (78,351)               .70
              Exercised............................      (85,714)             .0035
                                                       ---------          ---------
            Balance, December 31, 1995.............    1,115,606      $ .0035 - .70
                                                       ---------          ---------
              Granted..............................        5,716               1.75
              Canceled.............................      (11,428)               .70
              Exercised............................      (54,220)               .70
                                                       ---------          ---------
            Balance, June 30, 1996 (unaudited).....    1,055,674      $.0035 - 1.75
                                                       =========          =========


     Of the 1,115,606 options outstanding, 377,043 are exercisable at December 31, 1995 at a weighted average price of $.63 per share.


     For financial statement presentation purposes, the Company has recorded as deferred compensation expense the excess of the deemed value of the common stock at the date of grant over the exercise price. The compensation expense will be amortized ratably over the vesting period of the options and warrants and will aggregate a maximum of $270,120. Amortization expense for the six months ended June 30, 1996 was $49,044.

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

 6. INCOME TAXES

     There was no Federal income tax expense in 1993, 1994, and 1995 due to net operating losses. The difference between the expected tax benefit and actual tax benefit is primarily attributable to the effect of these net operating losses being offset by an increase in the Company's valuation allowance.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 1993, 1994, and 1995 are presented below:

                                                              DECEMBER 31,
                                                 ---------------------------------------
                                                   1993           1994           1995
                                                 ---------      --------      ----------
        Start up and organization costs.......   $  76,940       268,534         434,065
        Net operating loss carryforwards......      44,903       215,189         614,285
        Allowance for bad debts...............          --        87,657          87,657
                                                 ---------      --------      ----------
                  Total.......................     121,843       571,380       1,136,007
        Less valuation allowance..............    (121,843)     (571,380)     (1,136,007)
                                                 ---------      --------      ----------
        Net deferred tax assets...............   $      --            --              --
                                                 =========      ========      ==========

     The net change in the total valuation allowance for the years ended December 31, 1993, 1994, and 1995 was an increase of approximately $117,653, $449,537 and $564,627, respectively. Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets will be recognized as an income tax benefit to be reported in the statement of operations.

     At December 31, 1995 the Company had total tax net operating losses of approximately $1,600,000 that can be carried forward to reduce federal income taxes. If not utilized, the tax loss carryforwards expire beginning in 2007.

     Under the rules of the Tax Reform Act of 1986, the Company has undergone a greater that 50% change of ownership. Consequently, a certain amount of the Company's net operating loss carryforward available to offset future taxable income in any one year may be limited. The maximum amount of carryforwards available in a given year is limited to the product of the Company's value on the date of ownership change and the federal long-term tax-exempt rate, plus any limited carryforwards not utilized in prior years.

 7. RELATED PARTY TRANSACTIONS

     Upon organization of the Company, patents and trademarks were acquired from the founder of the Company for which 1,285,714 shares of voting common stock and 142,857 shares of non-voting common stock were issued as consideration and nominally valued at $5,000.

     In January 1994 the Company issued 1,285,714 shares of voting common stock and 142,857 shares of non-voting common stock to the founder of the Company in consideration for all of the outstanding equity of UroCath Corporation. The acquisition of UroCath was accounted for as a combining of entities under common control. Accordingly, the assets were recorded at their historical cost. Due to the immateriality of the assets acquired and no significant previous operations, comparative prior years' financial statements have not been retroactively restated.

     During 1994 the Company acquired patents and trademarks totaling $250,000 from Excalibur Engineering Corporation for which UroQuest issued a $250,000 non-interest bearing note. Excalibur is controlled by the founder of the Company. As the note was non-interest bearing, the Company recorded the note net of a $6,840 discount calculated at 8% over the expected term of the note. At December 31,

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1994 the unamortized portion of the discount was $4,017. As of December 31, 1995, the note was paid in full and the discount completely amortized.


     In 1994, nonaffiliated corporations were formed by certain stockholders of the Company. Cash and other non-core business assets of the Company totaling $235,008 were transferred to those corporations in exchange for 8% promissory notes. The notes are payable on demand. In 1994, a valuation allowance was established to account for possible non-collection of the notes.


 8. ACCOUNTING STANDARDS ISSUED NOT YET ADOPTED

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (FASB 123). The Company is required to adopt the provisions of this statement in 1996. This statement encourages all entities to adopt a fair value based method of accounting for employee stock options or similar equity instruments. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic-value method of accounting prescribed by APB opinion No. 25, Accounting for Stock Issued to Employees (APB
25). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in this statement had been applied. It is currently anticipated that the Company will continue to account for employee stock options or similar equity instruments in accordance with APB 25 and provide the disclosures required by FASB 123.


     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of ("FASB 121"). The Company is required to adopt the provisions of this statement for years beginning after December 15, 1995. This statement requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The Company will adopt FASB 121 during 1996; however, the adoption of FASB 121 is not expected to have a material effect on the Company.


 9. LEASE OBLIGATIONS AND COMMITMENTS

     The Company leases office space and certain equipment under operating leases that expire over a period of three to five years. Minimum future obligations under noncancelable operating leases as of December 31, 1995 are as follows:

                YEAR                                                 AMOUNT
                ----                                                --------
                1996..............................................  $ 43,402
                1997..............................................    43,402
                1998..............................................    41,273
                1999..............................................    37,017
                2000..............................................    24,678
                                                                    --------
                Total.............................................  $189,772
                                                                    ========

     Total rent expense for operating leases in 1993, 1994, and 1995 was approximately $10,600, $23,300 and $36,200, respectively.

                          UROQUEST MEDICAL CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. SUBSEQUENT EVENTS AND PRO FORMA CAPITAL AMOUNTS


     The following events occurred subsequent to December 31, 1995:


          The Board of Directors approved a 1-for-3.5 reverse stock split of the Company's common stock. The number of common shares and per share amounts presented in the accompanying financial statements have been restated for the effects of this reverse split.

          The Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public.


          The Company entered into a definitive agreement and plan of merger to acquire all of the issued and outstanding common stock of BMT, Inc. which is to occur concurrently with completion of the contemplated offering of shares of the Company's common stock to the public. In the acquisition, shareholders of BMT, Inc. will receive, in the aggregate, a combination of $10 million cash and 2,500,000 newly issued shares of common stock. The acquisition will be accounted for under the purchase method of accounting.


          A significant stockholder of the Company provided a commitment to finance the Company, if necessary, through August 1997.


          Approximately $200,000 principal amount of the 8% promissory notes described in Note 7 was converted into Common Stock of a corporation owned by certain stockholders of the Company. After this conversion, the Company held less than 10% of the outstanding stock of the corporation.



          In September 1996 the Company issued 10% demand promissory notes totalling $500,000. The Company expects to repay the notes with the proceeds of the proposed initial public offering.



          The Board of Directors approved a reincorporation of the Company in the state of Delaware. In conjunction with that reincorporation and the Company's proposed sale of shares of its common stock to the public, the existing non-voting common stock and preferred stock of the Company will convert into voting common stock.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
BMT, Inc.

     We have audited the accompanying consolidated balance sheets of BMT, Inc. and its wholly-owned subsidiary, Bivona, Inc. as of December 31, 1994 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BMT, Inc. and its wholly-owned subsidiary, Bivona, Inc. as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                          GRANT THORNTON LLP

Chicago, Illinois

January 19, 1996, except for Note H


as to which the date is June 27, 1996

            BMT, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, BIVONA, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                       DECEMBER 31,
                                                                 -------------------------
                                                                    1994           1995
                                                                 ----------     ----------      JUNE 30,
                                                                                                  1996
                                                                                               ----------
                                                                                               (UNAUDITED)
Current assets
  Cash........................................................   $   21,526     $   47,083     $    6,398
  Accounts receivable, net of allowance for doubtful accounts of $100,000, $50,000 and $50,000 for 1994, 1995, and
     1996, respectively.......................................    1,766,677      2,731,709      2,370,781
  Inventories.................................................    2,459,821      2,658,918      2,748,342
  Prepaid expenses and other..................................      112,492         44,319        141,760
  Deferred income taxes.......................................      138,000        105,000        105,000
                                                                 ----------     ----------     ----------
          Total current assets................................    4,498,516      5,587,029      5,372,281
Property, plant and equipment
  Land and building...........................................      941,399      1,019,544      1,065,537
  Machinery and equipment.....................................    1,177,002      1,583,613      1,785,580
  Office furniture and equipment..............................      371,727        455,953        470,843
                                                                 ----------     ----------     ----------
                                                                  2,490,128      3,059,110      3,321,960
  Less accumulated depreciation...............................      583,184        925,172      1,136,877
                                                                 ----------     ----------     ----------
          Net property, plant and equipment...................    1,906,944      2,133,938      2,185,083
Other assets
  Patents, organization costs and trademarks, net of
     accumulated amortization of $36,260, $54,575, and $63,695
     for 1994, 1995, and 1996, respectively...................       42,740         39,425         30,305
  Deposits and other..........................................           --        123,437         34,923
  Deferred income taxes.......................................      504,000        307,000        242,000
                                                                 ----------     ----------     ----------
                                                                    546,740        469,862        307,228
                                                                 ----------     ----------     ----------
          Total assets........................................   $6,952,200     $8,190,829     $7,864,592
                                                                 ==========     ==========     ==========
                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable under line of credit..........................   $   10,000     $  610,000     $  100,000
  Current portion of long-term debt...........................      487,019        500,951        417,822
  Accounts payable............................................      440,823        369,469        416,562
  Accrued expenses............................................      319,980        389,305        378,671
  Income taxes payable........................................      212,000        252,813         71,813
                                                                 ----------     ----------     ----------
          Total current liabilities...........................    1,469,822      2,122,538      1,384,868
Long-term debt................................................    2,831,985      2,385,884      2,027,223
Commitments...................................................           --             --             --
Stockholders' equity
  Common stock, $1 par value; 1,000,000 shares authorized;
     issued 796,500 shares....................................      796,500        796,500        796,500
  Additional paid-in capital..................................        7,800          7,800          7,800
  Retained earnings...........................................    1,846,093      3,277,707      4,050,521
                                                                 ----------     ----------     ----------
                                                                  2,650,393      4,082,007      4,854,821
  Less common stock in treasury at cost, 120,000 and 120,500
     shares for 1995 and 1996, respectively...................           --       (399,600)      (402,320)
                                                                 ----------     ----------     ----------
          Total stockholders' equity..........................    2,650,393      3,682,407      4,452,501
                                                                 ----------     ----------     ----------
          Total liabilities and stockholders' equity..........   $6,952,200     $8,190,829     $7,864,592
                                                                 ==========     ==========     ==========


        The accompanying notes are an integral part of these statements.

            BMT, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, BIVONA, INC.

                      CONSOLIDATED STATEMENTS OF EARNINGS


                                                                                 SIX MONTHS ENDED
                                        YEARS ENDED DECEMBER 31,                     JUNE 30,
                                -----------------------------------------    ------------------------
                                   1993           1994           1995           1995          1996
                                -----------    -----------    -----------    ----------    ----------
                                                                                   (UNAUDITED)
Net sales....................   $11,239,155    $11,728,409    $14,257,413    $6,706,256    $7,483,367
Cost of sales................     6,351,651      6,668,026      7,228,308     3,469,929     3,953,455
                                -----------    -----------    -----------    ----------    ----------
          Gross profit.......     4,887,504      5,060,383      7,029,105     3,236,327     3,529,912
Operating expenses
  General and
     administrative..........     1,080,971      1,151,485      1,653,197       862,251       908,115
  Marketing and
     distribution............     1,581,302      1,607,404      1,692,881       862,851       691,609
  Research and development...       531,395        586,319        986,265       460,778       530,585
                                -----------    -----------    -----------    ----------    ----------
                                  3,193,668      3,345,208      4,332,343     2,185,880     2,130,309
                                -----------    -----------    -----------    ----------    ----------
          Earnings from
            operations.......     1,693,836      1,715,175      2,696,762     1,050,447     1,399,603
Other income (expense)
  Interest income............           740             69             84        18,072            45
  Interest expense...........      (344,586)      (289,797)      (315,232)     (169,454)     (136,834)
                                -----------    -----------    -----------    ----------    ----------
                                   (343,846)      (289,728)      (315,148)     (151,382)     (136,789)
                                -----------    -----------    -----------    ----------    ----------
          Earnings before
            income taxes.....     1,349,990      1,425,447      2,381,614       899,065     1,262,814
Income taxes.................       540,000        572,500        950,000       352,110       490,000
                                -----------    -----------    -----------    ----------    ----------
          Net earnings.......   $   809,990    $   852,947    $ 1,431,614    $  546,955    $  772,814
                                ===========    ===========    ===========    ==========    ==========


        The accompanying notes are an integral part of these statements.

            BMT, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, BIVONA, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


     THREE YEARS ENDED DECEMBER 31, 1995 AND SIX MONTHS ENDED JUNE 30, 1996
                                  (UNAUDITED)



                                             ADDITIONAL                       COMMON            TOTAL
                                COMMON        PAID-IN         RETAINED       STOCK IN       STOCKHOLDERS'
                                STOCK         CAPITAL         EARNINGS       TREASURY          EQUITY
                               --------      ----------      ----------      ---------      -------------
Balance at January 1,
  1993......................   $796,500        $   --        $  183,156      $      --       $    979,656
Net earnings................         --            --           809,990             --            809,990
                               --------        ------        ----------      ---------       ------------
Balance at December 31,
  1993......................    796,500            --           993,146             --          1,789,646
Purchase of 13,000 common
  shares....................         --            --                --        (16,250)           (16,250)
Sale of 13,000 common shares
  held in treasury..........         --         7,800                --         16,250             24,050
Net earnings................         --            --           852,947             --            852,947
                               --------        ------        ----------      ---------       ------------
Balance at December 31,
  1994......................    796,500         7,800         1,846,093             --          2,650,393
Purchase of 122,500 common
  shares....................         --            --                --       (407,925)          (407,925)
Sale of 2,500 common shares
  held in treasury..........         --            --                --          8,325              8,325
Net earnings................         --            --         1,431,614             --          1,431,614
                               --------        ------        ----------      ---------       ------------
Balance at December 31,
  1995......................    796,500         7,800         3,277,707       (399,600)         3,682,407
Purchase of 500 common
  shares (unaudited)........         --            --                --         (2,720)            (2,720)
Net earnings (unaudited)....         --            --           772,814             --            772,814
                               --------        ------        ----------      ---------       ------------
Balance at June 30, 1996
  (unaudited)...............   $796,500        $7,800        $4,050,521      $(402,320)      $  4,452,501
                               ========        ======        ==========      =========       ============


         The accompanying notes are an integral part of this statement.

            BMT, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, BIVONA, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                           SIX MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                  JUNE 30,
                                              --------------------------------------    ----------------------
                                                1993          1994           1995         1995         1996
                                              ---------    -----------    ----------    ---------    ---------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net earnings..............................  $ 809,990    $   852,947    $1,431,614    $ 546,955    $ 772,814
  Adjustments to reconcile net earnings to
     cash flows provided by operating
     activities
     Reduction of bad debt provision........         --             --       (50,000)          --           --
     Depreciation and amortization..........    245,704        288,830       360,303      173,122      220,825
     Deferred income taxes..................    211,000        188,000       230,000       90,000       65,000
     Changes in assets and liabilities:
       (Increase) decrease in accounts
          receivable........................   (500,474)       388,520      (915,032)    (246,605)     360,928
       Increase in inventories..............   (123,098)      (649,573)     (199,097)    (122,389)     (89,424)
       (Increase) decrease in prepaid
          expenses and other................    (19,401)       (74,999)       68,173      (56,243)      (8,927)
       Increase in accounts payable.........    (43,456)       289,798       (71,354)    (264,594)      47,093
       Increase (decrease) in accrued
          expenses..........................     45,127        (48,133)       69,325       15,280      (10,634)
       Increase in income taxes payable.....    (48,000)       227,000        40,813     (175,890)    (181,000)
                                              ---------    -----------    ----------    ---------    ---------
          Total adjustments.................   (232,598)       609,443      (466,869)    (587,319)     403,861
                                              ---------    -----------    ----------    ---------    ---------
          Net cash provided by operating
            activities......................    577,392      1,462,390       964,745      (40,364)   1,176,675
Cash flows used in investing activities:
  Capital expenditures......................   (271,174)      (350,998)     (568,982)    (424,195)    (262,850)
  Machinery deposits and patents............         --             --      (138,437)          --           --
                                              ---------    -----------    ----------    ---------    ---------
          Net cash used in investing
            activities......................   (271,174)      (350,998)     (707,419)    (424,195)    (262,850)
Cash flows used in financing activities:
  Principal payments on debt................   (358,638)      (396,480)     (432,169)    (230,809)    (441,790)
  Net borrowings (payments) under line of
     credit.................................    130,000       (890,000)      600,000      790,000     (510,000)
  Purchase of common shares.................         --        (14,850)     (407,925)          --       (2,720)
  Sale of common shares.....................         --         37,050         8,325           --           --
                                              ---------    -----------    ----------    ---------    ---------
          Net cash used in financing
            activities......................   (228,638)    (1,264,280)     (231,769)     559,191     (954,510)
                                              ---------    -----------    ----------    ---------    ---------
          Net increase (decrease) in cash...     77,580       (152,888)       25,557       94,632      (40,685)
Cash, beginning of period...................     96,834        174,414        21,526       21,526       47,083
                                              ---------    -----------    ----------    ---------    ---------
Cash, end of period.........................  $ 174,414    $    21,526    $   47,083    $ 116,158    $   6,398
                                              =========    ===========    ==========    =========    =========
Supplemental cash flow information:
  Cash paid during the period for:
     Interest...............................  $ 344,586    $   289,797    $  315,232    $ 112,732    $  95,095
     Income taxes...........................    363,185        214,756       679,187      280,000      606,000
  Non-cash financing activities:
     Refinancing of letter of credit balance
       to term note.........................         --        430,000            --           --           --
     Finance of purchase of common shares...         --         14,400            --           --           --


        The accompanying notes are an integral part of these statements.

            BMT, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, BIVONA, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996 (UNAUDITED)


NOTE A -- SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization


     BMT, Inc. (the Company) was formed as an Indiana corporation on September 30, 1992. On October 2, 1992, the Company acquired 100% of the capital stock of Bivona, Inc. (Bivona). The acquisition was accounted for as a purchase transaction. The consolidated balance sheets reflect the formation of the Company and the acquisition, including the related financing, of Bivona. In 1995, the Company acquired manufacturing machinery and equipment, patents and inventory of a manufacturer of emergency tracheostomy and cricothyrotomy devices for $325,000. The acquisition was not material.


  Description of Business

     Bivona designs, develops, manufactures and markets a line of proprietary silicone medical device products as well as provides engineering design, development and manufacturing services for silicone products on an OEM basis for other medical device companies. The majority of Bivona's sales are conducted in the United States, Western Europe and Japan.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out method) or market.

     Inventories consist of the following:




                                                     DECEMBER 31,
                                               -------------------------      JUNE 30,
                                                  1994           1995           1996
                                               ----------     ----------     -----------
                                                                             (UNAUDITED)
        Finished goods.......................  $  577,835     $  637,357     $   707,866
        Work-in-process......................   1,369,873      1,384,383       1,314,679
        Raw materials and supplies...........     512,113        637,178         725,797
                                               ----------     ----------      ----------
                                               $2,459,821     $2,658,918     $ 2,748,342
                                               ==========     ==========      ==========


  Property, Plant and Equipment and Related Depreciation

     Property, plant and equipment are recorded at cost, including amounts allocated to such assets obtained from the acquisition of Bivona in 1992 in accordance with Accounting Principles Board Opinion No. 16. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives ranging from 5 to 15 years using accelerated and straight-line methods.

  Patents and Trademarks

     The costs of patents and trademarks are capitalized and amortized to operations over their estimated useful lives or statutory lives, whichever is shorter. Amortization is computed on the straight-line method.

  Revenue Recognition

     Revenue is recognized by the Company upon the actual shipment of products.

            BMT, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, BIVONA, INC.

         DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996 (UNAUDITED)


  Research and Development Costs

     The Company expenses all research and development costs as incurred.

  Income Taxes

     The Company and Bivona file a consolidated income tax return. Deferred income taxes are recognized for differences between the assigned values and tax bases of assets and liabilities resulting from the Bivona acquisition in accordance with Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities have been established for temporary differences between the financial reporting basis and the tax basis of the consolidated company's assets and liabilities based upon currently enacted tax rates that are expected to be in effect when such amounts are realized or settled.

  Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     The Company's financial instruments include cash equivalents, accounts receivable, accounts payable, notes payable and long-term obligations. The carrying amounts of cash equivalents, accounts receivable, and accounts payable approximate fair value because of the short-term nature of these instruments. The carrying value of long-term obligations is based on quoted prices at the reporting date for those instruments and approximates fair values. The fair value of notes payable is estimated based on rates offered for instruments with similar characteristics and does not materially differ from their carrying value.

  Impact of Adoption of Recently Issued Accounting Standards

     In March 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires that carrying values of long-lived assets and certain identifiable intangible assets be evaluated based on the future (undiscounted and without interest charges) cash flows expected to be realized from the use of the asset and its eventual disposition. If the sum of the expected future cash flows from an asset is less than the carrying value, an impairment loss must be recognized. SFAS No. 121 is effective for fiscal years commencing after December 15, 1995. The impact of adopting SFAS No. 121 upon the Company is not expected to be material to the Company's financial position or results of operations.

  Interim Financial Information (Unaudited)


     The unaudited interim financial statements have been prepared in conformity with generally accepted accounting principles and include all adjustments, all of which were normal and recurring in nature, which, in the opinion of management, are necessary for a fair presentation of the interim periods presented. Results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year.

            BMT, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, BIVONA, INC.

         DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996 (UNAUDITED)


NOTE B -- NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable and long-term debt consisted of the following:


                                                                  DECEMBER 31,
                                                            -------------------------
                                                               1994           1995
                                                            ----------     ----------
        Notes payable under bank line of credit agreement:
          Maximum borrowings are the lesser of $1,200,000
             or 75% of eligible accounts receivable, plus
             50% of eligible inventory as defined.
             Interest at the bank's prime rate plus .5%
             (at prime rate beginning January 1, 1996) is
             payable monthly. The prime rate was 8.5% at
             December 31, 1995. The line of credit
             agreement is payable on demand and is
             collateralized by substantially all of the
             assets of the Company........................  $   10,000     $  610,000
                                                            ==========     ==========
        Long-term debt:
          Bank term note payable to bank monthly, with
             interest at the bank's prime rate (8.5% at
             December 31, 1995) plus .5% based upon a
             seven year amortization. However, additional
             principal payments are required quarterly
             based on 75% of excess cash flow as defined.
             The note matures in October of 1999 and is
             collateralized by substantially all of the
             Company's assets.............................  $1,723,040     $1,443,574
          Mortgage note payable with monthly principal and
             interest payable at the bank's prime rate
             (8.5% at December 31, 1995) plus 1.5% (at
             8.5% from January 1, 1996 through September
             30, 1996 and prime plus 0.5% thereafter). The
             note matures in October of 2007 and is
             collateralized by the factory land and
             building.....................................   1,276,062      1,228,187
          Note payable to Lake County, Indiana Economic
             Development Commission. The note bears
             interest at a rate of 5% per annum and
             matures in October of 1997 and is
             collateralized by the factory land and
             building.....................................     306,702        215,074
          Note payable relating to a stock repurchase,
             with interest payable monthly, at the prime
             rate. The note was paid in full during fiscal
             year 1995....................................      13,200             --
                                                            ----------     ----------
                                                             3,319,004      2,886,835
          Less current maturities.........................     487,019        500,951
                                                            ----------     ----------
                                                            $2,831,985     $2,385,884
                                                            ==========     ==========



     The prime rate was 8.25% at June 30, 1996.



     Based upon the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt at December 31, 1995 is approximately $2,378,000.

            BMT, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, BIVONA, INC.

         DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996 (UNAUDITED)


     The loan agreements contain certain restrictive covenants and provide for the maintenance of certain financial requirements. The Company has satisfied all covenants and requirements at December 31, 1995.

     The two principal shareholders of the Company are currently personal guarantors of all basic debt.

     Long-term debt matures as follows:

                            YEAR ENDING DECEMBER 31,
            --------------------------------------------------------
            1996....................................................  $  500,951
            1997....................................................     544,273
            1998....................................................     475,621
            1999....................................................     401,732
            2000....................................................      84,619
            2001 and thereafter.....................................     879,639
                                                                      ----------
                                                                      $2,886,835
                                                                      ==========

NOTE C -- INCOME TAXES

     The components of income tax expense consist of:

                                                     1993         1994         1995
                                                   --------     --------     --------
        Current:
          Federal................................  $232,600     $282,000     $560,000
          State..................................    96,400      102,500      160,000
                                                   --------     --------     --------
                                                    329,000      384,500      720,000
        Deferred
          Federal................................   195,000      178,000      212,000
          State..................................    16,000       10,000       18,000
                                                   --------     --------     --------
                                                    211,000      188,000      230,000
                                                   --------     --------     --------
                                                   $540,000     $572,500     $950,000
                                                   ========     ========     ========

            BMT, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, BIVONA, INC.

         DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996 (UNAUDITED)


     The tax effects of existing temporary differences that give rise to significant portions of deferred tax assets (liabilities) are as follows:

                                                            1994           1995
                                                          ---------      ---------
            DEFERRED TAX ASSETS
              Acquired net operating loss
                 carryforwards.........................   $ 626,000      $ 500,000
              Research and development credits.........      80,000         80,000
              Allowance for doubtful accounts..........      42,000         21,000
              Inventory capitalization and
                 allowances............................      75,500         29,000
              Other....................................      20,500         55,000
              Valuation allowance......................     (80,000)       (80,000)
                                                           --------       --------
                                                          $ 764,000      $ 605,000
                                                           ========       ========
            DEFERRED TAX LIABILITIES
              Depreciation.............................   $(122,000)     $(182,000)
              Other....................................          --        (11,000)
                                                           --------       --------
                                                          $(122,000)     $(193,000)
                                                           ========       ========

     Net current and long-term deferred tax assets are reflected in the financial statements as:

                                                              1994          1995
                                                            --------      --------
            Current deferred tax asset...................   $138,000      $105,000
            Long-term deferred tax asset.................    504,000       307,000
                                                            --------      --------
                                                            $642,000      $412,000
                                                            ========      ========

     Net operating loss carryforwards can be utilized to reduce Federal income taxes payable each year at the lesser of approximately $371,000 or Federal taxable income before net operating loss carryforwards. Total net operating loss carryforwards available at December 31, 1995 are approximately $1,470,000 expiring as follows: $1,256,000 in 2003 and $214,000 in 2004. In addition to the net operating loss carryforwards, the Company acquired research and development credit carryforwards of approximately $80,000 that can be utilized after the net operating loss carryforwards are utilized. A valuation reserve has been established for these credits.

NOTE D -- STOCK REPURCHASE AGREEMENT

     Each of the shareholders has entered into an agreement that provides the Company, followed by other shareholders, with the right of first refusal on the purchase of stock from a shareholder who desires to sell such stock. In addition, the Company has agreed to acquire the stock of each shareholder upon his or her death. The purchase price is the book value of the stock as of the last day of the preceding year. Payment may be made 20% in cash, with the balance paid in sixty monthly installments with interest at the prime rate at the option of the Company. Book value per share of $5.44 and $3.33 at December 31, 1995 and 1994, respectively, is based upon the number of issued and outstanding shares of stock at the end of the year adjusted for common shares held in treasury.

NOTE E -- LEASE COMMITMENTS

     The Company leases warehouse space under an operating lease expiring on December 15, 1998. Future minimum rental commitments on this lease are approximately $60,000 per year over the three year period. The lease termination agreement provides the Company with the right to terminate the

            BMT, INC. AND ITS WHOLLY-OWNED SUBSIDIARY, BIVONA, INC.

         DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996 (UNAUDITED)


lease any month prior to lease termination date upon paying a break lease fee equal to three times the then current monthly rent amount.

     Total rent expense approximated $55,800 and $55,800, and $92,900 for the years ended December 31, 1993, 1994, and 1995, respectively.

NOTE F -- EMPLOYEE BENEFIT PLAN

     The Company has established a defined contribution employee benefit plan (the Plan) pursuant to Section 401(k) of the Internal Revenue Code. Employees who have completed one year of service, and have attained the age of twenty-one, are eligible to participate in the Plan. Participants may elect to make salary deferral contributions of up to 15% of their compensation. The Company will match such contributions in an amount up to 4% of each participant's compensation. The Company made matching contributions of approximately $87,200, $92,700 and $95,000 for the years ended December 31, 1993, 1994, and 1995, respectively.


NOTE G -- MAJOR CUSTOMERS AND EXPORT SALES


     Net sales to one customer amounted to 18%, 23% and 22% of Bivona's total net sales for the years ended December 31, 1993, 1994 and 1995, respectively. Outstanding receivables from this customer at December 31, 1993, 1994 and 1995 bear a similar relationship to total accounts receivable.


     Export sales by major geographic area are as follows:



                                                  1993           1994           1995
                                               ----------     ----------     ----------
        Western Europe.......................  $1,279,000     $1,361,000     $1,831,000
        Japan................................     200,000        283,000        371,000
        Other................................     190,000        334,000        376,000
                                               ----------     ----------     ----------
        Total................................  $1,669,000     $1,978,000     $2,578,000
                                               ==========     ==========     ==========


NOTE H -- SUBSEQUENT EVENT


     On June 27, 1996 the Company entered into a definitive agreement to be acquired by UroQuest Medical Corporation ("UroQuest") for aggregate consideration of $32,500,000, consisting of a combination of $10 million cash and 2,500,000 newly issued shares of UroQuest common stock. The transaction is contingent upon the completion of an initial public offering by UroQuest.

------------------------------------------------------------
------------------------------------------------------------


  No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer contained herein, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, shares of Common Stock in any jurisdiction to any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction or in which the person making such offer or solicitation is not qualified to do so. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.


                            ------------------------

                               TABLE OF CONTENTS


                                             PAGE
                                             ----
Prospectus Summary.........................    3
Risk Factors...............................    6
The Company................................   16
Acquisition of BMT.........................   16
Use of Proceeds............................   17
Dividend Policy............................   17
Capitalization.............................   18
Dilution...................................   19
Selected Financial Data....................   20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   23
Business...................................   29
Management.................................   53
Certain Transactions.......................   59
Principal Stockholders.....................   61
Description of Capital Stock...............   62
Shares Eligible for Future Sale............   64
Underwriting...............................   66
Legal Matters..............................   67
Experts....................................   67
Additional Information.....................   67
Index to Financial Statements..............  F-1


                            ------------------------


     Until        , 1996 (25 days after the date of this
Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.


------------------------------------------------------------
------------------------------------------------------------

------------------------------------------------------------
------------------------------------------------------------


                                      LOGO


                            ------------------------

                                3,350,000 SHARES

                                  COMMON STOCK

                                   PROSPECTUS
                                        , 1996

                            ------------------------

                            DILLON, READ & CO. INC.
                       PRUDENTIAL SECURITIES INCORPORATED

          ------------------------------------------------------------
          ------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the Common Stock being registered. All of the amounts listed below will be borne by the Company. All of the amounts shown are estimates, except the SEC registration fee and the NASD filing fee.


                                                                             AMOUNT
                                                                            ---------
        SEC registration fee.............................................   $  17,270
        NASD filing fee..................................................       5,509
        Nasdaq National Market filing fee................................      20,479
        Accounting fees and expenses.....................................     160,000
        Legal fees and expenses..........................................     265,000
        Blue sky fees and expenses.......................................      17,000
        Printing and engraving costs.....................................     100,000
        Transfer agent and registrar fees................................      10,000
        Miscellaneous expenses...........................................       4,742
                                                                            ----------
                  Total..................................................   $ 600,000
                                                                            ==========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Bylaws also provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent not permitted by Delaware law.

     The Registrant's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such an injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     The Underwriting Agreement filed as an exhibit to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise. In addition to the foregoing, the Registrant intends to acquire insurance from commercial carriers against certain liabilities which may be incurred by its directors and officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     (1) In December 1993, the Registrant issued 285,714 shares of Common Stock to Donald P. Sauey, a then director of the Registrant at a price of $0.70 per share for an aggregate purchase price of $200,000.



     (2) In December 1993, the Registrant issued 90,476 shares of Series A Convertible Preferred Stock to certain investors at a price of $2.10 per share for an aggregate purchase price of $190,000.



     (3) In January 1994, the Registrant issued 1,285,714 shares of Common Stock to Richard C. Davis, Chairman and 142,857 shares of Common Stock to another investor for all of the outstanding equity of UroCath Corporation. The assets of UroCath acquired were recorded at their historical cost of $5,000.



     (4) In January 1994, the Registrant issued a $250,000 non-interest bearing promissory note to an affiliate of Richard C. Davis for patents and trademarks. The Company recorded the note net of a $6,840 discount calculated at 8% over the expected term of the note.



     (5) In March 1994, the Registrant issued 143 shares of Common Stock to Terrence L. Domin, Secretary of the Registrant, at a price of $0.70 per share for an aggregate purchase price of $100.



     (6) In July 1994, the Registrant issued 272,998 shares of Series B Convertible Preferred Stock to certain investors at a price of $2.52 per share for an aggregate purchase price of $687,956.



     (7) In July 1994, the Registrant issued 4,511 shares of Common Stock to certain consultants for consulting services valued at $11,367.



     (8) In October 1994, the Registrant issued Convertible Subordinated Promissory Notes totaling $284,000 to certain investors.



     (9) In November 1994, the Registrant issued 189,428 shares of Series C Convertible Preferred Stock to certain investors at a price of $3.50 per share for an aggregate purchase price of $663,000.



     (10) In December 1994, the Registrant issued 61,143 shares of Series C Convertible Preferred Stock to certain investors at a price of $3.50 concurrent with the conversion of Convertible Subordinated Promissory Notes totaling $214,000.



     (11) In December 1994, the Registrant issued Secured Promissory Notes totaling $390,000 to certain existing investors (including $250,000 to directors of the Registrant) and warrants to purchase 13,371 shares of Series C Convertible Preferred Stock for $3.50 per share.



     (12) In June 1995, the Registrant issued 628,571 shares of Series D Convertible Preferred Stock to Warburg, Pincus Investors, L.P. and Vertical Fund Associates, L.P., venture capital firms, at a price of $3.50 per share for an aggregate purchase price of $2,200,000, and warrants to purchase 1,428,571 shares of Series D Convertible Preferred Stock for $3.50 per share.



     (13) In June 1995, the Registrant issued 10,000 shares of Series C Convertible Preferred Stock to certain investors at a price of $3.50 concurrent with the conversion of Convertible Subordinated Promissory Notes totaling $35,000.



     (14) From June 1993 to June 1996, the Registrant granted stock options to employees, directors and consultants to purchase shares of Common Stock at exercise prices ranging from $0.0035 to $1.75, of which options to purchase an aggregate of 1,058,531 shares of Common Stock are outstanding. From June 1993 to June 1996, the Registrant issued 139,934 shares of Common Stock to employees, directors and consultants upon exercise of stock options for an aggregate of $38,254.

     The sales of securities referenced in paragraph (1) through (13) were deemed to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Section 4(2) thereof or Regulation D thereunder. The sales of securities referenced in paragraph (14) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) thereof, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, though their relationships with the Company, to information about the Registrant.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits to the Registration Statement.


EXHIBIT NO.                                       DESCRIPTION
-----------    ---------------------------------------------------------------------------------
 1.1**         Form of Underwriting Agreement.
 2.1           Form of Merger Agreement for Delaware reincorporation.
 2.2**         Agreement and Plan of Merger dated as of June 27, 1996 among the Registrant, BMT
               Acquisition Co. and BMT, Inc.
 3.1           Form of Certificate of Incorporation of UroQuest Medical Corporation, a Delaware
               corporation, as in effect immediately following reincorporation.
 3.2           Form of Restated Certificate of Incorporation of UroQuest Medical Corporation, a
               Delaware corporation, to be filed after the closing of this Offering made under this Registration Statement.
 3.3           Form of Bylaws of UroQuest Medical Corporation, a Delaware corporation, as in effect immediately following reincorporation.
 4.1*          Specimen Common Stock Certificate.
 4.2**         Second Amended and Restated Stockholders Agreement dated May 31, 1995.
 5.1           Opinion of Holland & Hart LLP.
10.1           Form of Indemnification Agreement between the Registrant and each of its directors and officers.
10.2**         1994 Stock Option Plan.
10.3**         Form of 1996 Employee Stock Purchase Plan and form of Subscription and
               Contribution Election Form.
10.4**         Letter of intent dated February 20, 1996, between B. Braun Biotrol S.A. and
               Registrant.
10.5**         12% Secured Promissory Notes due December 31, 1996, in aggregate principal amount of $390,000, including contingent 5% royalty payments on sales of On-Command
               Catheter technology through December 31, 1996.
10.6**         Commercial Security Agreement (Patents) dated December 7, 1994, by UroCath
               Corporation for the benefit of holders of 12% Secured Promissory Notes due
               December 31, 1996.
10.7**         Lease Agreement of office space dated July 6, 1995 between 265 East Associates and the Registrant.
10.8**         Lease dated December 16, 1995 between JVM Realty Corporation and Bivona, Inc.
10.9**         Employment Agreement (as amended) dated November 1, 1994 for Eric B. Hale.

EXHIBIT NO.                                       DESCRIPTION
-----------    ---------------------------------------------------------------------------------
10.10**        Employment Agreement (as amended) dated December 1, 1994 for Richard C. Davis,
               Jr., M.D.
10.11**        Employment Agreement effective June 1, 1995 for Terrence L. Domin.
10.12**        Employment Agreement effective June 1, 1995 for Gregory S. Ayers.
10.13**        Employment Agreement effective June 27, 1996 for Tom E. Brandt.
10.14          Termination and Modification Agreement dated September 30, 1996, among the
               Registrant, Warburg, Pincus Investors, L.P., Vertical Fund Associates, L.P. and
               Richard C. Davis, Jr.
10.15**        Right of First Refusal and Co-Sale Agreement dated June 15, 1995 among the
               Registrant, Warburg, Pincus Investors, L.P., Vertical Fund Associates, L.P. and
               Richard C. Davis, Jr., M.D. (the "Co-Sale Agreement"), as amended by letter agreement dated September 30, 1996.
10.16          Letter Agreement dated September 30, 1996, among the Registrant, Warburg, Pincus
               Investors, L.P., Vertical Fund Associates, L.P. and Richard C. Davis, Jr., M.D.,
               amending the Co-Sale Agreement.
10.17          Amendment to Agreement and Plan of Merger between the Registrant, BMT Acquisition
               Co. and BMT, Inc. dated September 27, 1996.
11.1**         Statement regarding computation of per share loss.
21.1**         Subsidiaries of Registrant.
23.1           Consent of KPMG Peat Marwick LLP.
23.2           Consent of Grant Thornton LLP.
23.3           Consent of Holland & Hart LLP (included in Exhibit 5.1).
23.4           Consent of Griffin, Butler, Whisenhunt & Kurtossy.
23.5           Consent of Emrich & Dithmar.
24.1**         Power of Attorney (see page II-5).
99.1**         Consent of Person About to Become a Director


---------------
 * To be filed by amendment.


** Previously filed.



     (b) Financial Statement Schedules.


     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes:

          (1) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

          (2) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (3) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Salt Lake City, State of Utah, on September 30, 1996.


                                          UROQUEST MEDICAL CORPORATION

                                          By:   /s/  ERIC B. HALE

                                          --------------------------------------
                                             Eric B. Hale, President
                                            and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and as of the dates indicated.



                SIGNATURE                               TITLE                    DATE
------------------------------------------    --------------------------  -------------------
  /s/  RICHARD C. DAVIS, M.D.*                Chairman of the Board        September 30, 1996
------------------------------------------
Richard C. Davis, M.D.
  /s/  ERIC B. HALE                           President, Chief Executive   September 30, 1996
------------------------------------------      Officer and Director
Eric B. Hale                                    (principal executive
                                                officer)
  /s/  GREGORY S. AYERS*                      Vice President, Finance      September 30, 1996
------------------------------------------      and Chief Financial
Gregory S. Ayers                                Officer
                                                (principal accounting
                                                and
                                                financial officer)
  /s/  JACK W. LASERSOHN*                     Director                     September 30, 1996
------------------------------------------
Jack W. Lasersohn
  /s/  GARY E. NEI*                           Director                     September 30, 1996
------------------------------------------
Gary E. Nei
  /s/  MAYNARD RAMSEY, III, M.D., PH.D.*      Director                     September 30, 1996
------------------------------------------
Maynard Ramsey, III, M.D., Ph.D.
  /s/  ELIZABETH H. WEATHERMAN*               Director                     September 30, 1996
------------------------------------------
Elizabeth H. Weatherman
  * By: /s/  ERIC B. HALE
         ---------------------------------
         Eric B. Hale, Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                              SEQUENTIALLY
                                                                                NUMBERED
EXHIBIT NO.                            DESCRIPTION                                PAGE
-----------    -----------------------------------------------------------    ------------
 1.1**         Form of Underwriting Agreement.............................
 2.1           Form of Merger Agreement for Delaware reincorporation......
 2.2**         Agreement and Plan of Merger dated as of June 27, 1996
               among the Registrant, BMT Acquisition Co. and BMT, Inc.....
 3.1           Form of Certificate of Incorporation of UroQuest Medical
               Corporation, a Delaware corporation, as in effect
               immediately following reincorporation......................
 3.2           Form of Restated Certificate of Incorporation of UroQuest
               Medical Corporation, a Delaware corporation, to be filed
               after the closing of this Offering made under this
               Registration Statement.....................................
 3.3           Form of Bylaws of UroQuest Medical Corporation, a Delaware
               corporation, as in effect immediately following
               reincorporation............................................
 4.1*          Specimen Common Stock Certificate..........................
 4.2**         Second Amended and Restated Stockholders Agreement dated
               May 31, 1995...............................................
 5.1           Opinion of Holland & Hart LLP..............................
10.1           Form of Indemnification Agreement between the Registrant
               and each of its directors and officers.....................
10.2**         1994 Stock Option Plan.....................................
10.3**         Form of 1996 Employee Stock Purchase Plan and form of
               Subscription and Contribution Election Form................
10.4**         Letter of intent dated February 20, 1996, between B. Braun
               Biotrol S.A. and Registrant................................
10.5**         12% Secured Promissory Notes due December 31, 1996, in
               aggregate principal amount of $390,000, including
               contingent 5% royalty payments on sales of On-Command
               Catheter technology through December 31, 1996..............
10.6**         Commercial Security Agreement (Patents) dated December 7,
               1994, by UroCath Corporation for the benefit of holders of
               12% Secured Promissory Notes due December 31, 1996.........
10.7**         Lease Agreement of office space dated July 6, 1995 between
               265 East Associates and the Registrant.....................
10.8**         Lease dated December 16, 1995 between JVM Realty
               Corporation and Bivona, Inc................................
10.9**         Employment Agreement (as amended) dated November 1, 1994
               for Eric B. Hale...........................................
10.10**        Employment Agreement (as amended) dated December 1, 1994
               for Richard C. Davis, Jr., M.D.............................
10.11**        Employment Agreement effective June 1, 1995 for Terrence L.
               Domin......................................................
10.12**        Employment Agreement effective June 1, 1995 for Gregory S.
               Ayers......................................................

                                                                              SEQUENTIALLY
                                                                                NUMBERED
EXHIBIT NO.                            DESCRIPTION                                PAGE
-----------    -----------------------------------------------------------    ------------
10.13**        Employment Agreement effective June 27, 1996 for Tom E.
               Brandt.....................................................
10.14          Termination and Modification Agreement dated September 30,
               1996, among the Registrant, Warburg, Pincus Investors,
               L.P., Vertical Fund Associates, L.P. and Richard C. Davis,
               Jr.........................................................
10.15**        Right of First Refusal and Co-Sale Agreement dated June 15,
               1995 among the Registrant, Warburg, Pincus Investors, L.P.,
               Vertical Fund Associates, L.P. and Richard C. Davis, Jr.,
               M.D. (the "Co-Sale Agreement"), as amended by letter
               agreement dated September 30, 1996.........................
10.16          Letter Agreement dated September 30, 1996, among the
               Registrant, Warburg, Pincus Investors, L.P., Vertical Fund
               Associates, L.P. and Richard C. Davis, Jr., M.D., amending the Co-Sale Agreement......................................
10.17          Amendment to Agreement and Plan of Merger between the
               Registrant, BMT Acquisition Co. and BMT, Inc. dated
               September 27, 1996.........................................
11.1**         Statement regarding computation of per share loss..........
21.1**         Subsidiaries of Registrant.................................
23.1           Consent of KPMG Peat Marwick LLP...........................
23.2           Consent of Grant Thornton LLP..............................
23.3           Consent of Holland & Hart LLP (included in Exhibit 5.1)....
23.4           Consent of Griffin, Butler, Whisenhunt & Kurtossy..........
23.5           Consent of Emrich & Dithmar................................
24.1**         Power of Attorney (see page II-5)..........................
99.1**         Consent of Person About to Become a Director...............


---------------
 * To be filed by amendment.


** Previously filed.